

2022 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

Total Revenues
$ In Millions



Business Unit
% of Revenues



GEO Care 32%

GEO Secure Services 68%

11% Reentry Services

44% Federal

21% Electronic Monitoring & Supervision Services

8% International

16% State

Net Income
$ In Millions



Customer
% of Revenues



7% Other Non-Residential

1% South Africa

1% Texas

1% Virginia

1% Georgia

1% New Jersey

1% New Mexico

2% Oklahoma

2% Indiana

4% Arizona

4% Florida

7% Australia

4% BOP

16% U.S. Marshals

4% Various Others

44% ICE[1]

Adjusted EBITDA*
$ In Millions



[1]*Includes ICE Alternatives to Detention/ISAP Contract*

*This annual report contains certain Non-GAAP measures. Please refer to GEO's Fourth Quarter and Full Year 2022 Earnings Announcement and Supplemental Disclosure issued on February 14, 2023 for a description of such Non-GAAP measures and a reconciliation of such Non-GAAP measures to their most comparable GAAP measure.



LETTER TO THE SHAREHOLDERS

George C. Zoley

Executive Chairman of the Board

As we reflect on GEO's outstanding operational and financial performance during 2022, we are thankful for our 18,000 employees around the globe, whose continued dedication and professionalism underpins our collective success. Our frontline employees make daily sacrifices to care for all those in our facilities and programs, consistently delivering high quality support services on behalf of our government agency partners with an unwavering organizational commitment to operational excellence.

OPERATIONAL MILESTONES

Despite facing the continued challenges of the global COVID pandemic, our employees, facilities, and programs achieved several important milestones in 2022. Our GEO Secure Services business unit served over 290,000 individuals, while managing an average daily population of approximately 36,000 in our facilities in the United States. Our GEO Transport, Inc. division safely transported more than 680,000 passengers while driving more than 17 million miles in the U.S. and internationally.

In Florida, our contract for the 1,948-bed South Bay Correctional and Rehabilitation Facility was renewed for a two-year term. In Arizona, we renewed our contracts for the 500-bed Phoenix West Correctional and Rehabilitation Facility for a five-year term, the 3,000-bed Kingman Correctional and Rehabilitation Facility for a two-year term, and the 750-bed Florence West Correctional and Rehabilitation Facility for a five-year term. Additionally, 13 of our U.S. Secure Services facilities received accreditation or reaccreditation from the American Correctional Association, with an average score of 99.4 percent.

In Australia, our 1,300-bed Ravenhall Correctional Centre and The Bridge Centre, Ravenhall's on-site community reintegration center, celebrated five years of providing enhanced in-custody rehabilitation programs and post-release support services in the State of Victoria. GEO Australia also recently entered into a contract with the Victoria Department of Justice and Community Safety for the delivery of primary health services across 13 public prisons. This new contract will commence on July 1, 2023, and is expected to generate approximately $33 million in incremental annualized revenue for GEO.

Our GEO Care business unit served more than one million individuals in 2022, while managing an average daily census of more than 500,000 participants in our community reentry and electronic monitoring programs. During the year, we renewed 31 Residential Reentry Center contracts, including 15 contracts with the Federal Bureau of Prisons. We also renewed 33 contracts for our Non-Residential and Day Reporting Center programs. Additionally, 14 of our Residential Reentry Centers received accreditation or reaccreditation from the American Correctional Association, with an average score of 99.95 percent.

AWARD-WINNING GEO CONTINUUM OF CARE®

We are pleased that our award-winning GEO Continuum of Care® (GEO CoC) has continued to garner national attention. In May of 2022, GEO CoC Alumni participated in a TEDx Talk in New York City that focused on criminal justice reform and on reducing recidivism. During the presentation, which was hosted by GEO Board member, Jack Brewer, GEO CoC Alumni shared their experiences as returning citizens and discussed the challenges they were able to overcome with the support provided by our GEO CoC and post-release support programs.

This remarkable opportunity to share the life-changing impact of our GEO CoC programs was a testament to all of our employees and to the organizational commitment GEO has made to help all those in our care reenter society as productive and employable citizens.

In 2022, our GEO CoC programs completed approximately 3.5 million hours of enhanced rehabilitation programming. Our academic programs awarded more than 2,400 high school equivalency degrees, and our vocational courses awarded close to 8,100 vocational training certifications. Our substance abuse treatment programs awarded more than 7,300 program completions, and we achieved over 40,000 behavioral program completions and more than 34,000 individual cognitive behavioral sessions.

We also provided post-release support services to more than 2,500 individuals returning to their communities, with over 700 post-release participants attaining employment. Since 2016, GEO has funded approximately $8 million towards post-release support grants for released individuals to assist them with essential community needs, including housing, food, transportation, clothing, treatment, and employment and education assistance.

Our GEO Continuum of Care program is part of GEO's contribution to criminal justice reform, and we believe that it provides a proven successful model on how the 2.2 million people in the criminal justice system can be better served in changing how they live their lives.

HUMAN RIGHTS AND ESG REPORT & HUMAN RIGHTS DUE DILIGENCE ASSESSMENT

We are also proud of the work we have done to further our commitment to Environmental, Social, and Governance (ESG) principles. In October of 2022, we published our fourth annual Human Rights and ESG report.

This important report includes enhanced disclosures related to our Board oversight of human rights and ESG matters, employee diversity and training programs, corporate governance, and environmental sustainability, including updated metrics and statistics in accordance with the new Universal Standards of the Global Reporting Initiative.

Our fourth annual Human Rights and ESG Report also highlights our continued commitment to respecting the human rights and improving the lives of those entrusted to our care. Our Board committee structure has been expanded to include three new committees. One dedicated committee to oversee Criminal Justice and Rehabilitation, one to oversee Human Rights, and another dedicated committee to oversee Cyber Security and Environmental matters.

In 2022, we also undertook a Human Rights Due Diligence Assessment, the results of which were incorporated into our Human Rights and ESG report. Moving forward, we expect to evaluate additional human rights initiatives, including a future review of our Global Human Rights Policy and its implementation.

FINANCIAL PERFORMANCE

While our operational and financial performance for 2022 continued to be impacted by the global COVID pandemic and federal policy changes, the dedication and professionalism of our employees and the operational milestones we achieved during the year supported our ability to continue to enhance value for our shareholders. For the full year 2022, we reported total revenues of $2.38 billion, Net Income of $171.7 million, and Adjusted EBITDA of $539.2 million, the highest annual Adjusted EBITDA in our company's history.

Our strong financial performance has allowed us to make substantial progress towards our goal of deleveraging our balance sheet. Over the past three years, our Management Team has executed a disciplined strategy to reduce our level of indebtedness, which coupled with our growth, has significantly decreased our net leverage.

Since the beginning of 2020, we have reduced our overall net recourse debt by more than $450 million. Additionally, a cornerstone of our strategy was the completion of comprehensive debt transactions in August of 2022, which staggered our debt maturities over a longer period of time and significantly reduced our near-term maturities.

As a result of these efforts, we closed 2022 with total net debt of $1.975 billion dollars, net leverage of 3.7 times Adjusted EBITDA, and no significant debt maturities due before 2026. Going forward, we expect to continue to focus on reducing net debt with the goal of decreasing our net leverage to below 3.5 times Adjusted EBITDA by the end of 2023 and to below 3 times Adjusted EBITDA by the end of 2024.

After attaining our debt reduction objectives, we hope to be able to explore options to return capital to shareholders. We remain optimistic that all these efforts have the potential to unlock additional equity value for our shareholders. With our strong financial performance and the substantial reduction in our net leverage, we believe that our current Enterprise Value to EBITDA multiple and Free Cash Flow yield offer an attractive equity valuation for investors when compared to similar diversified services companies.

BOARD OF DIRECTORS





GEORGE C. ZOLEY | EXECUTIVE CHAIRMAN OF THE BOARD

Mr. Zoley is GEO's Executive Chairman of the Board. He served as Chairman, CEO and Founder until July 1, 2021. Mr. Zoley founded GEO in 1984 and continues to be a major factor in GEO's development of new business opportunities in the areas of correctional and detention support services, community reentry, offender rehabilitation, and other diversified government services.

Areas of Expertise: • Company Founder • Strategic Leadership
• Business Development • Government Contracting



JOSE GORDO | CHIEF EXECUTIVE OFFICER

Mr. Gordo is GEO's Chief Executive Officer and a member of GEO's Board of Directors, which he joined in 2019. Mr. Gordo has over 20 years of experience in business management, private equity, corporate finance, and business law, and has been involved with GEO over the last two decades. Prior to joining GEO, Mr. Gordo had been serving as the CEO of a general partnership that invests in and actively oversees small and medium-sized privately held companies. Mr. Gordo was previously a partner at the national law firm of Akerman LLP.

Areas of Expertise: • Business Management • Corporate Finance
• Corporate Law



TERRY MAYOTTE | CHAIR, AUDIT AND FINANCE, COMPENSATION, INDEPENDENT COMMITTEE, NOMINATING AND CORPORATE GOVERNANCE COMMITTEE, LEAD INDEPENDENT DIRECTOR*

Mr. Mayotte has over 35 years of experience in leadership and financial management. Mr. Mayotte held the position of Executive Vice President and Chief Financial Officer at Oasis Outsourcing, where he founded the organization in 1996 and was a principal architect of the company's business model and strategic direction.

Areas of Expertise: • Insurance • Finance • Business Management
• Mergers and Acquisitions

* Applying NYSE independence standards



THOMAS C. BARTZOKIS, MD, FACC | INDEPENDENT DIRECTOR*

Dr. Thomas Bartzokis has over 30 years of experience in the medical field, specializing in cardiology. In 2011, Dr. Bartzokis established, and currently serves as Managing Partner of Bartzokis, Rubenstein & Servoss, MD, PL, which offers services in Consultative and Interventional Cardiology. He is also a Clinical Affiliate Assistant Professor of Cardiology at the Charles Schmidt College of Medicine at Florida Atlantic University and has held several leadership positions at the Boca Raton Regional Hospital. Dr. Bartzokis has been nationally recognized as a Castle Connelly Top Doctor consistently from 1998 to 2021.

Areas of Expertise: • Medical Management and Research • Leadership • Clinical Medicine



JACK BREWER | CHAIR, CRIMINAL JUSTICE AND REHABILITATION COMMITTEE, INDEPENDENT DIRECTOR*

Mr. Brewer founded The Serving Institute, his Liberty University affiliated faith sports-based academy for at-risk youth. He is an adjunct professor at Fordham Gabelli School of Business, where he teaches his business leadership and transition curriculum to athletes, as well as inmates in custody. In 2020, Mr. Brewer was appointed to the U.S. Commission on the Social Status of Black Men and Boys. He also leads efforts delivering emergency aid to thousands of people in Africa and the Caribbean.

Areas of Expertise: • Offender Rehabilitation • GEO Continuum of Care® • Leadership Development for At-Risk Youth • Civil Rights Advocacy   • International Aid and Humanitarian Work



ANNE N. FOREMAN | INDEPENDENT DIRECTOR*†

Ms. Foreman was the U.S. Air Force former Under Secretary with responsibility for over 600,000 service members and civilian employees, a $115 billion budget, and all acquisition, financial, environmental, manpower, audit, and international affairs. She previously served as U.S. Air Force General Counsel and Chief Ethics Officer; Operations Officer for the Central Intelligence Agency; and member of the career Foreign Service in the Middle East, North Africa, and at the U.S. Mission to the United Nations. She has extensive experience serving on corporate boards in the U.S. and U.K. and as Chair of governance, audit, compensation, and security committees for over 20 years.

Areas of Expertise: • Extensive Domestic and International Leadership • High Level Government Contracting • Ethics, Compliance, and Security





SCOTT M. KERNAN | CHAIR, OPERATIONS AND OVERSIGHT COMMITTEE, INDEPENDENT DIRECTOR*

Mr. Kernan served as Secretary of the California Department of Corrections and Rehabilitation (CDCR) from January 2016 until August 2018. Prior to that time, Mr. Kernan was appointed the Undersecretary of Operations of the CDCR beginning in September 2008 and served in that position until October 2011.

Areas of Expertise: • American Correctional Association (ACA) Standards • Core Correctional Practices

* Applying NYSE independence standards
† Anne N. Foreman is not standing for re-relection at the 2023 Annual Meeting of Shareholders

BOARD OF DIRECTORS



LINDSAY L. KOREN | CHAIR, HUMAN RIGHTS COMMITTEE, INDEPENDENT DIRECTOR*

Ms. Koren is currently the Senior Vice President, Division General Counsel for Darden Restaurants, where she leads the Ethics & Compliance program, and has been with the Company since 2015. Ms. Koren also served as a Senior Director for international compliance and an Assistant General Counsel at Walmart from January 2011 until early 2015. At Walmart, Ms. Koren advised the business on legal and compliance matters for Walmart's global business, spanning 26 countries. Ms. Koren also previously served as a trial attorney with the U.S. Department of Justice from 2004 to 2007, representing the government in appellate litigation matters, and as an attorney advisor to the Chief Immigration Judge.

Areas of Expertise: • Corporate Law • Government Law and Public Policy • Ethics and Compliance



ANDREW N. SHAPIRO | CHAIR, CORPORATE PLANNING COMMITTEE, INDEPENDENT DIRECTOR*

Mr. Shapiro has over 30 years of experience in the banking industry. He is the founder and Chief Executive Officer of Applied Risk Capital LLC, a company dedicated to indemnifying banks against the non-payment of loans and derivatives. Mr. Shapiro served in a variety of capacities at BNP Paribas from 1995 through August 2018, including as Head of Loan Capital Markets for the Americas, Head of the Value Preservation Group for the Americas, Global Head of Loan Syndications, and Head of Corporate Debt Origination for the Americas.

Areas of Expertise: • Business Management   • Debt and Finance • Capital Restructuring



JULIE M. WOOD | CHAIR, CYBER SECURITY AND ENVIRONMENTAL OVERSIGHT COMMITTEE, INDEPENDENT DIRECTOR*

Ms. Wood is currently the Chief Executive Officer of Guidepost Solutions LLC, a company specializing in monitoring, compliance, international investigations and risk management solutions. Prior to joining the private sector, she served as the Head of U.S. Immigration and Customs Enforcement for the U.S. Department of Homeland Security from January 2006 until November 2008.

Areas of Expertise: • U.S. Department of Homeland Security (DHS) • U.S. Immigration and Customs Enforcement (ICE) • Performance-Based National Detention Standards (PBNDS)

* Applying NYSE independence standards

SENIOR OFFICERS



George C. Zoley
Executive Chairman of the Board



Jose Gordo
Chief Executive
Officer



Wayne H. Calabrese
Senior Vice President
and Chief Operating
Officer



Brian R. Evans
Senior Vice President
and Chief Financial
Officer



James H. Black
Senior Vice President
and President,
GEO Secure Services



Joe Negron
Senior Vice President,
General Counsel, and
Corporate Secretary



Richard K. Long
Senior Vice President,
Project Development



Matthew T. Albence
Senior Vice President,
Client Relations



Christopher D. Ryan
Senior Vice President,
Human Resources

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG)



GEO'S ESG OBJECTIVES

- **To implement best practices that follow recognized global Human Rights standards and respect the dignity and basic human rights of all individuals in our care.**
- **To be a leading provider of enhanced in-custody rehabilitation programs and post-release support services through our award-winning GEO Continuum of Care®.**
- **To provide quality support services that foster a safe and humane environment, deliver high-quality medical care, and adhere to independent accreditation standards.**
- **To provide development opportunities to our workforce and to instill an organizational culture rooted in diversity, inclusion, and respect.**
- **To advance environmental sustainability in our facilities by investing in energy conservation measures and following independent Green Building certification standards.**

HUMAN RIGHTS FOCUSED

GEO acknowledges the unique status of its operations as a service provider to governmental agencies, encompassing the management and operation of secure correctional and rehabilitation facilities, immigration processing centers, community reentry centers and programs, and electronic and location monitoring services. We recognize the significant role that respect for human rights plays in our services in the United States and around the world.

GEO has always maintained a strong commitment to respecting human rights, which extends to all our employees, our contractors, and the individuals entrusted to our care. To respect human rights, our commitment is informed by external standards including the Universal Declaration of Human Rights, the International Covenant on Civil and Political Rights, and the International Covenant on Economic, Social and Cultural Rights, as well as the International Labor Organization's eight core conventions.

Our Board of Directors demonstrated this commitment by adopting a Global Human Rights Policy in 2013. The policy is reviewed regularly and incorporates protections for civil liberties and freedom of speech. In 2022, with the assistance of a third-party ESG firm, GEO conducted a human rights due diligence assessment, focusing on identifying salient human rights for both inmates/detainees/residents and employees. A copy of the due diligence assessment can be found at https://www.geogroup.com/ESG

ENVIRONMENTALLY RESPONSIBLE



GEO is committed to creating sustainable environments in our facilities throughout the U.S. and worldwide. GEO will strive to procure renewable energy as the availability of sources of renewable energy increases over time.

ENVIRONMENTAL SUSTAINABILITY POLICY STATEMENT

Mindful of energy, water, and waste management, we have adopted an integrated approach focusing on environmental protection and awareness, waste and energy reduction, and risks and opportunities related to climate change.

We are committed to maintaining the environment and reducing the footprint of our business operations by:

- Identifying, measuring, and offsetting the environmental footprint of our global operations;

- Reducing our environmental impact through local operations initiatives;

- Preventing pollution by conserving energy and resources, recycling, minimizing waste, and pursuing other resource reduction strategies;

- Maintaining full compliance with applicable environmental laws, regulations, and company policies and procedures; and

- Working with our stakeholders on activities that promote environmental protection and stewardship.

Using our environmental management system, which monitors our energy and water usage, as well as waste and carbon emissions, we are pursuing a sustainable and environmentally sound future. We are committed to creating sustainable environments in our facilities worldwide, and we believe that our adoption of a greener operational philosophy lowers operating costs and emissions for the benefit of all. We regularly strive to identify sustainable initiatives and innovations that deliver energy and natural resource efficiency across new and existing facilities we own and manage. For more information on GEO's environmental sustainability policy statement, please visit **geogroup.com/Environmental-Policy**.

ASSESSING GEO'S ENVIRONMENTAL PERFORMANCE

Starting in 2020, GEO undertook the initiative of determining our carbon footprint, including greenhouse gas (GHG) emissions and energy consumption data. We gathered data from each facility regarding energy use, including natural gas, diesel, fuel, propane, and electricity, and water use, as well as Scope 1 and Scope 2 emissions.

GEO GROUP ENVIRONMENTAL PERFORMANCE METRICS		
Energy Consumption	**2021**	**Unit**
Total Energy Usage	1,749,982	GJ
Electricity	967,064	GJ
Natural Gas	707,792	GJ
Diesel	16,091	GJ
Fuel Oil	15,315	GJ
Propane	43,720	GJ
Energy Intensity Unit	0.10	energy/sq ft
Water Consumption		
Water Usage	2,774,780,187	gallons
Greenhouse Gas Emissions		
Scope 1 Emissions	44,789	tCO2e
Scope 2 Emissions	110,339	tCO2e
Scope 1 Intensity	0.0024	tCO2e/sq ft
Scope 2 Intensity	0.0060	tCO2e/sq ft

Source: GEO 2021 Human Rights and ESG Report

DIVERSIFIED EMPLOYER

GEO is an equal opportunity employer focused on the rich diversity of our workforce with zero tolerance for all forms of workplace discrimination and sexual harassment.

Today, women comprise an equal portion of GEO's U.S. workforce and play a significant role in our leadership and management. **Of GEO's 13,951 U.S. employees, 52% are female.** Women account for 56% of our corporate employees, 42% of our facility security staff, and 32% of those serving in management positions as directors and above. We also continue to recruit women to our workforce, with women comprising 56% of GEO's new hires in 2022.

Women are also involved at the highest levels of our organization. Of the 10 members of GEO's Board of Directors in 2022, three were women.

In all areas of our business, GEO strives to achieve wider racial and ethnic diversity. In 2022, two of our board seats were held by members of minority communities. Across our organization, under-represented minorities of the United States – including African American, Hispanic and Latino, Asian, Pacific Islander, Native Hawaiian and Native American/ Alaskan – currently account for 68% of our U.S. employees.

Minorities comprise 43% of GEO's corporate workforce in the U.S., 73% of our facility security staff, and 32% of those serving in management positions as directors or above. GEO's employee population is also diverse by age. Of new hires in 2022, 41% were under age 30, 42% were between ages 30 and 50, and 17% were age 50 and older.

GEO is proud to support our local communities, and we recruit more than 90% of our workforce from these communities.



- **GEO has been recognized by Latino Leaders Magazine as one of the Best Companies for Latinos to Work for. Learn more by visiting** geogroup.com/latino-leaders-feature
- **GEO Group has repeatedly been cited by U.S. Veterans Magazine among its "Top Veteran Friendly Companies" and was recognized in the Fall 2022 issue as one of the "Best of the Best 2022" Top Veteran Friendly Companies. For additional information, please visit** geogroup.com/HiringHeroes

ENGAGING WITH OUR STAKEHOLDERS: COMMUNITY ENGAGEMENT AND PHILANTHROPY



The GEO Group is committed to making a difference in the communities in which we operate. Every year, through The GEO Group Foundation, we support charities, schools, community organizations, and higher education scholarships for students across the country.

Since 2011, The GEO Group Foundation has donated more than $19.7 million to various charitable causes throughout the country, including approximately $6.6 million in student scholarships.



Total GEO Foundation Donations in 2022 $2,197,616



36% or $785,000 to Scholarships

20% or $451,840 to Various Other Organizations

5% or $101,475 to Local Schools & Education

10% or $230,400 to Children's Organizations

29% or $628,901 to Health & Disabilities Organizations

$19.7 Million
to various charitable causes since 2011, including **$6.6 Million** *in student scholarships*

~$800,000
or 36% of total charitable donations in 2022 were allocated to college and university scholarships

~$1.4 Million
donated to diverse charitable causes in 2022

GEO CONTINUUM OF CARE:
REHABILITATOR OF LIVES

The GEO Continuum of Care® – an innovative and award-winning initiative we began in 2015 – provides enhanced in-custody rehabilitation programming, including cognitive behavioral treatment, integrated with post-release support services. This evidence-based treatment model begins with individualized risks and needs assessments and offers programs designed to address the specific needs of each participant based on their assessments.

2022 POST-RELEASE SUPPORT FUNDING



- Housing
- Clothing
- Food Assistance
- Transportation
- Employment/Education
- Treatment

GEO allocated approximately **$1.1M** in annual funding in 2022 to assist those released from custody



7% $77K

14% $161K

10% $117K

56% $630K

6% $70K

7% $82K

FACILITATING TRANSITION: GEO'S POST-RELEASE SUPPORT SERVICES

Approximately 95 percent of all individuals released from prison return to their communities. GEO's Post-Release Support Services provide case management, develop and maintain community partnerships, and coordinate and distribute transitional resources based on individual need.

These measures are aimed at reducing recidivism rates, as well as increasing public safety, reducing victimization, and improving the quality of life for released individuals upon returning to their communities.

GEO understands the value of providing second chances to those impacted by the Criminal Justice System and continues to demonstrate this through our hiring practices. The GEO Continuum of Care® Post Release Call Center is over 50% staffed with returning citizens who have previously been incarcerated.

In addition to extended case management, education, training, and related services, GEO allocated **approximately $1.1 million** in company funding during 2022 to assist those released from custody in obtaining such necessities as: **housing (56%); clothing (7%); food (6%); transportation (10%); employment/education (14%); and treatment services (7%)**.

OUR TREATMENT BEGINS WITH INDIVIDUALIZED RISKS AND NEEDS ASSESSMENTS AND OFFERS SEVERAL UNIQUE AND EVIDENCE-BASED PROGRAMS, INCLUDING:

- Enhanced academic programming with the use of Smart-Board technology for interactive learning in every classroom.
- Enhanced vocational training through national, state, and industry certified programs focused on future job and career opportunities.
- Industry-leading Cognitive Behavioral and Substance Abuse treatment based on nationally recognized curricula.
- Post-release support services, which involve post-release case managers and 24-hour support to assist released individuals with the most crucial needs upon their release back into the community, including clothing, food, housing, transporation, employment/education, and treatment services.

2020-2022 GEO CONTINUUM OF CARE (CoC) HIGHLIGHTS

POPULATION	2022	2021	2020
Total Eligible Population	55,767	45,728	37,774
Total Program Participants	16,585	27,731	20,294
PARTICIPATION			
Total Programming Hours Completed	3,523,334	2,777,252	2,564,275
Total Programming Completions	91,804	86,262	83,521
Behavioral Program Completions	39,603	38,601	34,606
Individual Cognitive Behavioral Treatment Sessions Completed	34,415	33,219	31,260
Average Daily Vocational Attendance	5,001	4,895	4,074
Average Daily Academics Attendance	4,102	3,791	1,395
Average Daily Substance Abuse Treatment Attendance	6,113	6,947	8,212
Total Substance Abuse Treatment Completions	7,302	5,520	8,767
Total Vocational Completions	8,119	6,815	7,649
Total High School Equivalencies Issued	2,365	2,107	1,239
Average Program Participation Hours per Participant	209	167	126
POST-RELEASE SUPPORT SERVICES SUMMARY			
Total Post-Release Participants	2,534	4,504	3,656
Community-Based Participants	1,868	1,868	5,343
Participants Pending Release	990	2,636	1,687
Employed/Students	739	808	1,320
STAFF DEVELOPMENT			
Total Annual Trainings	12,104	8,987	7,362
Total Staff Training Hours	223,475	217,346	206,136

GEO SECURE SERVICES



EASTERN REGIONAL OFFICE,
CHARLOTTE, NC

99.40% AVERAGE ACA ACCREDITATION SCORE IN 2022

65,578 U.S. SECURE SERVICES BEDS

51 U.S. SECURE SERVICES FACILITIES



CENTRAL REGIONAL OFFICE,
SAN ANTONIO, TX

Established in 1984, GEO Secure Services oversees the delivery of support services for secure facilities and processing centers in the United States, Australia, and South Africa.

GEO's U.S. Secure Services division oversees 51 secure facilities providing support services on behalf of the U.S. Marshals Service, U.S. Immigration and Customs Enforcement, seven state correctional agencies, and various local jurisdictions.

The daily oversight of GEO's U.S. Secure Services facilities is coordinated from three regional offices located in Charlotte, North Carolina; San Antonio, Texas; and Los Angeles, California. Each regional operating structure is headed by a Regional Vice President who oversees approximately two dozen experts in security, medical, financial, contract compliance, human resources, and other support services.

This regional operating structure enables GEO to implement superior quality controls, develop personalized professional relationships, and ensure the delivery of a full complement of high-quality services, including:



WESTERN REGIONAL OFFICE,
LOS ANGELES, CA

- **Secure custody services**
- **Food services**
- **Health and Mental Health Care**
- **Facility management**
- **Physical plant maintenance**







3,400-BED KINGMAN CORRECTIONAL AND REHABILITATION FACILITY



1,948-BED SOUTH BAY CORRECTIONAL AND REHABILITATION FACILITY



700-BED BROWARD TRANSITIONAL CENTER

INTERNATIONAL SERVICES



**THE BRIDGE REINTEGRATION CENTRE
VICTORIA, AUSTRALIA**

6,525
INTERNATIONAL BEDS

4
INTERNATIONAL FACILITIES

GEO's International Services division provides support services for secure facilities on behalf of government agencies in Australia and South Africa, managing four secure facilities encompassing approximately 6,500 beds. In the United Kingdom, GEO provides secure transportation services through a joint-venture.

Through a wholly-owned subsidiary and joint-venture companies, GEO's International Services division provides solutions that are fully customizable and tailored to each government agency's requirements and standards. In Australia, beginning in 2023, GEO will also provide primary health services across 13 public prisons in the State of Victoria on behalf of Department of Justice and Community Safety.




The GEO Group Australia Pty Ltd.







THE GEO GROUP AUSTRALIA,
SYDNEY, AUSTRALIA



**SOUTH AFRICAN
CUSTODIAL MANAGEMENT,**
JOHANNESBURG, SOUTH AFRICA



GEOAMEY,
MANCHESTER, UNITED KINGDOM

THE GEO GROUP AUSTRALIA

Located in Sydney, Australia, The GEO Group Australia plays a key role in helping meet the need for correctional services in Australia. The GEO Group Australia provides support services at three secure facilities with approximately 3,500 beds in the states of New South Wales and Victoria.

SOUTH AFRICAN CUSTODIAL MANAGEMENT

Located in Johannesburg, South Africa, South African Custodial Management provides secure facility support services for the Department of Correctional Services. South African Custodial Management operates the 3,024-bed Kutama Sinthumule Correctional Centre.

GEOAMEY

Headquartered in Manchester, GEO's U.K. joint venture, GEOAmey, provides safe and secure transportation and custody services for individuals across the U.K. In England and Wales, GEOAmey provides services on behalf of the Ministry of Justice and across Scotland, on behalf of the Scottish Prison Service.

GEO TRANSPORT, INC. (GTI)


Geo
Transport



GTI Transporters

500
SPECIAL SECURE USDOT
COMPLIANT VEHICLES
GPS Satellite Tracking on all vehicles

17 Million+
MILES DRIVEN
WORLDWIDE
IN 2022

GEO's in-house transportation division, GEO Transport, Inc. (GTI) provides secure transportation services to federal, state, and local government agencies in the United States and internationally. With the flexibility and resources to provide both ground and air transfer services, GTI helps government agencies meet their needs for secure transportation.

GTI employs approximately 600 licensed transportation officers and operates a fleet of approximately 500 customized, U.S. Department of Transportation-compliant vehicles.


GEOamey

GEOAmey Van

GTI provides unmatched support services, including:

- **Strategically located transportation centers nationwide**
- **Proprietary GPS satellite tracking software (GEOTrack)**
- **Two-way communications, in-vehicle recording**
- **Continuous vehicle monitoring**
- **Constant communication link with all service vehicles**
- **Ground support to book and re-route vehicles**



GEO CARE

GEO Care consists of the GEO Continuum of Care® division, community-based residential and non-residential reentry centers, in-prison treatment programs, and electronic monitoring and supervision services.

Through the delivery of high-quality, innovative, and effective programs, GEO Care has established itself as a trusted community reentry and rehabilitation service provider. GEO Care's diversified business divisions have leading market positions serving government agencies across the United States.

10,207
RESIDENTIAL REENTRY BEDS

42
RESIDENTIAL REENTRY CENTERS

87
NON-RESIDENTIAL CENTERS

30
IN-PRISION TREATMEANT SITES

428,000
INDIVIDUALS UNDER COMMUNITY SUPERVISION







TAMPA RESIDENTAL REENTRY CENTER
TAMPA, FL



Changing Behavior, Changing Lives









GEO Reentry Services provides individuals with the resources necessary to productively transition back into the community. Through residential centers, GEO Reentry provides temporary housing, employment assistance, substance abuse counseling, and vocational and education programs.

At our non-residential reentry centers, GEO Reentry offers multi-phase, evidence-based programs and services. In addition, our in-prison treatment programs prepare individuals at state prisons and county jails for successful reentry prior to release. Our structured and comprehensive programs promote successful reentry through a combination of treatment services, accountability, and links to community resources.

ELECTRONIC MONITORING & SUPERVISION SERVICES



BI INCORPORATED HEADQUARTERS
BOULDER, CO

STRENGTHENING COMMUNITIES THROUGH INNOVATION

Established in 1978, BI Incorporated is a wholly owned subsidiary of The GEO Group, Inc. BI offers more than a dozen electronic monitoring systems for individuals under community supervision by parole, probation, pretrial release, and other law enforcement agencies. BI has Original Equipment Manufacturing (OEM) status and manufactures its products at U.S. facilities, employs more than 1,000 highly trained professionals nationally, and produces more than 200,000 electronic monitoring devices annually in Boulder, Colorado. BI offers a continuum of GPS monitoring systems including ankle bracelet, wrist-worn, and mobile biometric solutions to meet the varying risk level needs of government agencies. In addition, BI offers radio frequency (RF) curfew monitoring, alcohol detection, and voice verification systems; call center and operations monitoring services; and software solutions, including smartphone applications.



BI offers government agencies more than a dozen compliance technologies, including:

- **Global Positioning Satellite (GPS) technology to enhance compliance**
- **Court admissible, transdermal and breath alcohol monitoring devices to accurately test and drive sobriety**
- **Accurate radio frequency solutions, ideal for monitoring compliance with curfews and other defined locations**
- **Electronic monitoring software solutions that provide agencies with effective tools to enhance supervision**

Made in the USA

- **BI proudly designs, engineers, and manufactures 200,000+ GPS tracking, alcohol detection, and RF monitoring units annually in Colorado. BI employs more than 1,200 professionals, including technicians, software engineers, assembly professionals, and call center representatives, and our supply chain includes thousands of additional U.S. workers.**









*BI SmartLINK®
Client Mobile App*



*BI Total Access®
Monitoring
Software*









FINANCIAL OVERVIEW

2022 FINANCIAL HIGHLIGHTS

$2.38 Billion
2022 Total Revenue

$171.7 Million
2022 Net Income

$539.2 Million
2022 Adjusted EBITDA*

$1.975 Billion
2022 Net Debt*

3.7x Adjusted EBITDA
2022 Net Leverage*

Comparison Of Five-Year Cumulative Total Return

Comparison of Five-Year Cumulative Total Return† The GEO Group, Inc., the Russell 2000, the S&P 500 Commercial Services and Supplies, and the MSCI U.S. REIT Indexes.

(Performance through December 31, 2022)



Date	The GEO Group, Inc.	Russell 2000	S&P 500 Commercial Services and Supplies	MSCI U.S. REIT Index
Dec-31-17	$100.00	$100.00	$100.00	$100.00
Dec-31-18	$90.65	$87.82	$96.90	$91.36
Dec-31-19	$84.48	$108.66	$132.94	$110.49
Dec-31-20	$43.76	$128.61	$162.14	$98.21
Dec-31-21	$39.42	$146.23	$209.31	$136.29
Dec-31-22	**$55.70**	**$114.70**	**$187.19**	**$99.04**

Assumes $100 invested on December 31, 2017, in The GEO Group, Inc. common stock and the Index companies.
†Total return assumes reinvestment of dividends.

(In thousands, except per share data)	2022	2021	2020
Total Revenues	$2,376,727	$2,256,612	$2,350,098
Net Income	$171,692	$77,233	$112,831
Net Income Attributable to The GEO Group	$171,813	$77,418	$113,032
Adjusted Net Income*	$171,196	$159,203	$155,581
Adjusted EBITDA*	$539,185	$466,964	$439,762
Net Income Attributable To GEO per Diluted Share	$1.17	$0.58	$0.94
Total Assets	$3,760,383	$4,537,408	$4,460,126
Shareholders' Equity	$1,165,088	$975,016	$912,082
Diluted Weighted Average Common Shares Outstanding	122,281	120,732	119,991

This annual report contains certain Non-GAAP measures. Please refer to GEO's Fourth Quarter and Full Year 2022 Earnings Announcement and Supplemental Disclosure issued on February 14, 2023 for a description of such Non-GAAP measures and a reconciliation of such Non-GAAP measures to their most comparable GAAP measure.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock trades on the New York Stock Exchange under the symbol "GEO." As of February 21, 2023, we had 489 shareholders of record. Shareholders of record does not include shareholders who own shares held in "street name."

As discussed above, on December 2, 2021, GEO's Board unanimously approved a plan to terminate our REIT status and become a taxable C Corporation, effective for the year ended December 31, 2021. In connection with terminating GEO's REIT status, the Board also voted unanimously to discontinue our quarterly dividend payments and prioritize allocating GEO's free cash flow to reduce debt. While we do not currently anticipate paying cash dividends, once we achieve our stated debt and leverage reduction goals, we expect to explore options to return capital to our shareholders, which may include the payment of dividends.

Equity Plan Compensation Information Table

Plan Category	Number of shares to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by stockholders	1,885,112	$ 18.03	9,018,867
Equity compensation plans not approved by stockholders	-	$ -	-
Total	1,885,112	$ 18.03	9,018,867

Performance Graph

The following performance graph compares the performance of our common stock to the Russell 2000, the S&P 500 Commercial Services and Supplies Index, and the MSCI U.S. REIT Index and is provided in accordance with Item 201(e) of Regulation S-K.

Comparison of Five-Year Cumulative Total Return*
The GEO Group, Inc., Russell 2000,
S&P 500 Commercial Services and Supplies Index
and MSCI U.S. REIT Index
(Performance through December 31, 2022)



	The GEO Group, Inc.		Russell 2000		S&P 500 Commercial Services & Supplies		MSCI U.S. REIT Index
December 31, 2017	$	100.00	$	100.00	$	100.00	$	100.00
December 31, 2018	$	90.65	$	87.82	$	96.90	$	91.36
December 31, 2019	$	84.48	$	108.66	$	132.94	$	110.49
December 31, 2020	$	43.76	$	128.61	$	162.14	$	98.21
December 31, 2021	$	39.42	$	146.23	$	209.31	$	136.29
December 31, 2022	$	55.70	$	114.70	$	187.19	$	99.04

Assumes $100 invested on December 31, 2017 in our common stock and the respective Index.

* Total return assumes reinvestment of dividends.

Item 6.   *[Reserved]*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Introduction

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of numerous factors including, but not limited to, those described above under "Item 1A. Risk Factors," and "Forward-Looking Statements - Safe Harbor" below. The discussion should be read in conjunction with the consolidated financial statements and notes thereto.

This section of this Form 10-K generally discusses 2022 and 2021 items and year-to-year comparisons between 2022 and 2021. Discussions of 2020 items and year-to-year comparisons between 2021 and 2020 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and are incorporated herein by reference.

We specialize in the ownership, leasing and management of secure, reentry facilities and processing centers and the provision of community-based services in the United States, Australia and South Africa. We own, lease and operate a broad range of secure facilities including maximum, medium and minimum-security facilities, processing centers, and community-based reentry facilities. We offer counseling, education and/or treatment for alcohol and drug abuse problems at most of the domestic facilities we manage. We are also a provider of innovative compliance technologies, industry-leading monitoring services, and evidence-based supervision and treatment programs for community-based parolees, probationers and pretrial defendants. Additionally, we have a contract with ICE to provide supervision and reporting services designed to improve the participation of non-detained aliens in the immigration court system. We develop new facilities based on contract awards, using our project development expertise and experience to design, construct and finance what we believe are state-of-the-art facilities that maximize security and efficiency. We also provide secure transportation services for offender and detainee populations as contracted domestically and in the United Kingdom through our joint venture GEOAmey.

As of December 31, 2022, our worldwide operations included the management and/or ownership of approximately 82,000 beds at 102 correctional, detention and reentry facilities, including idle facilities, and also included the provision of servicing individuals in a community-based environment on behalf of federal, state and local correctional agencies located throughout the country.

For the years ended December 31, 2022 and 2021, we had consolidated revenues of $2.4 billion and $2.3 billion, respectively, and we maintained an average company-wide facility occupancy rate of 86.3% including 69,418 active beds and excluding 13,061 idle beds for the year ended December 31, 2022, and 85.4% including 74,834 active beds and excluding 11,200 idle beds for the year ended December 31, 2021.

REIT Election

On December 2, 2021, we announced that our Board unanimously approved a plan to terminate our REIT election and become a taxable C Corporation, effective for the year ended December 31, 2021. As a result, we are no longer required to operate under REIT rules, including the requirement to distribute at least 90% of REIT taxable income to our stockholders, which provides us with greater flexibility to use our free cash flow. Effective January 1, 2021, we are subject to federal and state income taxes on our taxable income at applicable tax rates, and are no longer entitled to a tax deduction for dividends paid. We operated as a REIT for the 2020 tax year, and existing REIT requirements and limitations, including those established by our organizational documents, remained in place until December 31, 2020. The Board also voted unanimously to discontinue our quarterly dividend payment and prioritize allocating our free cash flow to reduce debt.

Critical Accounting Policies and Estimates

The consolidated financial statements in this report are prepared in conformity with U.S. generally accepted accounting principles, or GAAP. As such, we are required to make certain estimates, judgments, and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. A summary of our significant accounting policies is described in Note 1 – Summary of Business Organization, Operations and Significant Accounting Policies of the notes to the audited consolidated financial statements contained Part II, Item 8 of this Annual Report on Form 10-K. The significant accounting policies and estimates which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Asset Impairments

The following table summarizes the Company's idled facilities as of December 31, 2022 and their respective carrying values, excluding equipment and other assets that can be easily transferred to other facilities.

Facility	Year Idled	Secure Services Design Capacity	Reentry Services Design Capacity	Secure Services Net Carrying Value December 31, 2022	Reentry Services Net Carrying Value December 31, 2022	Total Net Carrying Value December 31, 2022
Great Plains Correctional Facility	2021	1,940	—	$ 69,367	$ —	$ 69,367
D. Ray James Correctional Facility	2021	1,900	—	50,829	—	50,829
Northlake Correctional Facility	2022	1,800	—	68,524	—	68,524
Rivers Correctional Facility	2021	1,450	—	37,911	—	37,911
Big Spring Correctional Facility	2021	1,732	—	32,959	—	32,959
Flightline Correctional Facility	2021	1,800	—	35,094	—	35,094
McFarland Female Community Reentry Facility	2020	300	—	10,900	—	10,900
Cheyenne Mountain Recovery Center	2020	—	750	—	16,659	16,659
Albert Bo Robinson Assessment & Treatment Center	2022	—	900	—	14,011	14,011
Coleman Hall	2017	—	350	—	7,759	7,759
Hector Garza Center	2020	—	139	—	4,794	4,794
Total		10,922	2,139	$ 305,584	$ 43,223	$ 348,807

We review long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Events that would trigger an impairment assessment include deterioration of profits for a business segment that has long-lived assets, or when other changes occur that might impair recovery of long-lived assets such as the termination of a management contract or a prolonged decrease in population. If impairment indicators are present, we perform a recoverability test to determine whether or not an impairment loss should be measured.

We test idle facilities for impairment upon notification that the facilities will no longer be utilized by the customer. If a long-lived asset is part of a group that includes other assets, the unit of accounting for the long-lived asset is its group. Generally, we group assets by facility for the purpose of considering whether any impairment exists. The estimates of recoverability are based on projected undiscounted cash flows associated with actual marketing efforts where available or, in other instances, projected undiscounted cash flows that are comparable to historical cash flows from management contracts achieved in the past at that facility or at similar facilities and probability weighted cash flows. Our probability weighted cash flows include adjustments to projected cash flows compared to the historical cash flows due to current business conditions which impact per diem rates as well as labor and other operating costs, changes related to facility mission due to changes in prospective clients, and changes in projected capacity and occupancy rates. We also factor in prolonged periods of vacancies as well as the time and costs required to ramp up facility population once a contract is obtained. We perform the impairment analysis on an annual basis for each of the idle facilities, or more frequently if needed, and take into consideration updates each quarter for market developments affecting the potential utilization of each of the facilities in order to identify events that may cause the Company to reconsider the most recent assumptions. Such events could include negotiations with a prospective customer for the utilization of an idle facility at terms significantly less favorable than the terms used in our most recent impairment analysis, or changes in legislation surrounding a particular facility that could impact our ability to house certain types of individuals at such facility. Further, a substantial increase in the number of available beds at other facilities we own, or in the marketplace, could lead to deterioration in market conditions and projected cash flows. Although they are not frequently received, an unsolicited offer to purchase any of our idle facilities, at amounts that are less than their carrying value could also cause us to reconsider the assumptions used in the most recent impairment analysis. We have identified marketing prospects to utilize each of the remaining currently idled facilities and have determined that no current impairment exists. We also received valuations from a third party on certain facilities. However, we can provide no assurance that we will be able to secure management contracts to utilize our idle facilities, or that we will not incur impairment charges in the future. In all cases, the projected value in our analysis as of December 31, 2022, exceeded the carrying amounts of each facility, therefore no impairment charges were recorded. During the year ended December 31, 2020, we recorded an impairment charge of approximately $5.7 million related to one leased facility where the projected undiscounted cash flows of the facility did not exceed the carrying amount.

Reserves for Insurance Losses

The nature of our business exposes us to various types of third-party legal claims, including, but not limited to, civil rights claims relating to conditions of confinement and/or mistreatment, sexual misconduct claims brought by individuals within our care, medical malpractice claims, product liability claims, intellectual property infringement claims, claims relating to employment matters (including, but not limited to, employment discrimination claims, union grievances and wage and hour claims), property loss claims, environmental claims, automobile liability claims, contractual claims and claims for personal injury or other damages resulting from contact with our facilities, programs, electronic monitoring products, personnel or individuals within our care, including damages arising from the escape of an individual in our care or from a disturbance or riot at a facility. In addition, our management contracts generally require us to indemnify the governmental agency against any damages to which the governmental agency may be subject in connection with such claims or litigation. We maintain a broad program of insurance coverage for these general types of claims, except for claims relating to employment matters, for which we carry no insurance. There can be no assurance that our insurance coverage will be adequate to cover all claims to which we may be exposed. It is our general practice to bring merged or acquired companies into our corporate master policies in order to take advantage of certain economies of scale.

On October 1, 2021, GEO formed a wholly owned captive insurance subsidiary, Florina Insurance Company, Inc. ("Florina"), to enhance our risk financing strategies. Florina is incorporated in the state of Vermont and is licensed and regulated by the state of Vermont, including with respect to its insurance programs, levels of liquidity and other requirements. GEO began procuring insurance policies to cover deductibles for workers' compensation, general liability, automobile liability, medical professional liability and directors' and officers' liability as well as procuring insurance policies for its excess liability, directors' and officers' excess liability and excess medical professional liability through Florina effective October 1, 2021. Florina holds cash and investments in order to meet solvency requirements and meet financial obligations as presented, including an investment portfolio of marketable fixed income and equity securities.

We currently maintain a general liability policy and excess liability policies with total limits of $75.0 million per occurrence and $95.0 million total general liability annual aggregate limits covering the operations of U.S. Secure Services, Reentry Services and Electronic Monitoring and Supervision Services. We have an occurrence based liability insurance program with a specific loss limit of $40.0 million per occurrence and in the aggregate related to medical professional liability claims arising out of correctional healthcare services. We are uninsured for any claims in excess of these limits. We also maintain insurance to cover property and other casualty risks including, workers' compensation, environmental liability, cybersecurity liability and automobile liability.

For most casualty insurance policies, we carry substantial deductibles or self-insured retentions of $4.0 million per occurrence for general liability and $5.0 million per occurrence for medical professional liability, $2.0 million per occurrence for workers' compensation, $2.5 million per occurrence for directors' and officers' liability and $1.0 million per occurrence for automobile liability. In addition, certain of our facilities located in Florida and other high-risk hurricane areas carry substantial windstorm deductibles. Since hurricanes are considered unpredictable future events, no reserves have been established to pre-fund for potential windstorm damage. Limited commercial availability of certain types of insurance relating to windstorm exposure in coastal areas and earthquake exposure mainly in California and the Pacific Northwest may prevent us from insuring some of our facilities to full replacement value.

With respect to operations in South Africa and Australia, we utilize a combination of locally-procured insurance and global policies to meet contractual insurance requirements and protect us. In addition to these policies, our Australian subsidiary carries tail insurance on a general liability policy related to a discontinued contract.

Of the insurance policies discussed above, our most significant insurance reserves relate to workers' compensation, general liability and auto claims. These reserves, which include Florina's reserves and GEO's legacy reserves and administrative costs for the plans, are undiscounted and were $79.0 million and $74.2 million as of December 31, 2022 and 2021, respectively, and are included in Accrued Expenses in the accompanying Consolidated Balance Sheets. We use statistical and actuarial methods to estimate amounts for claims that have been reported but not paid and claims incurred but not reported. In applying these methods and assessing their results, we consider such factors as historical frequency and severity of claims at each of our facilities, claim development, payment patterns and changes in the nature of our business, among other factors. Such factors are analyzed for each of our business segments. Our estimates may be impacted by such factors as increases in the market price for medical services and unpredictability of the size of jury awards. We also may experience variability between our estimates and the actual settlement due to limitations inherent in the estimation process, including our ability to estimate costs of processing and settling claims in a timely manner as well as our ability to accurately estimate our exposure at the onset of a claim. Because we have high deductible insurance policies, the amount of our insurance expense is dependent on our ability to control our claims experience. If actual losses related to insurance claims significantly differ from our estimates, our financial condition, results of operations and cash flows could be materially adversely impacted.

Goodwill and Other Intangible Assets, Net

Goodwill

We have recorded goodwill as a result of our business combinations. Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible assets and other intangible assets acquired. Our goodwill is not amortized and is tested for impairment annually on the first day of the fourth quarter, and whenever events or circumstances arise that indicate impairment may have occurred. Impairment testing is performed for all reporting units that contain goodwill. The reporting units are the same as the reportable segments for U.S. Secure Services, Electronic Monitoring and Supervision Services, Reentry Services and International Services.

Under provisions of the qualitative analysis, when testing goodwill for impairment, we first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, we determine it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we perform a quantitative impairment test to identify goodwill impairment and measure the amount of goodwill impairment loss to be recognized, if any. The qualitative factors used by GEO's management to determine the likelihood that the fair value of the reporting unit is less than the carrying amount include, among other things, a review of overall economic conditions and their current and future impact on our existing business, our financial performance and stock price, industry outlook and market competition. With respect to the qualitative assessments, management determined that, as of October 1, 2022, it was more likely than not that the fair values of the reporting units exceeded their carrying values. During the year ended December 31, 2020, in connection with our annual impairment test, we performed a quantitative analysis for our Reentry Services reporting unit using a third-party valuation firm to determine the estimated fair value of the reporting unit using a discounted cash flow model. A discount rate of 10% was utilized to adjust the cash flow forecasts based on management's estimate of a market participant's weighted-average cost of capital. Growth rates for sales and profits were determined using inputs from our long-term planning process. We also made estimates for discount rates and other factors based on market conditions, historical experience and other economic factors. Changes in these factors could significantly impact the fair value of the reporting unit. With respect to the Reentry Services reporting unit that was assessed quantitatively, management determined that the carrying value exceeded its fair value due to future declines in cash flow projections primarily due to the negative impact of the COVID-19 pandemic on our reentry facilities. As such, we recorded a goodwill impairment charge of $21.1 million during the year ended December 31, 2020. A change in one or combination of the assumptions discussed above could have impacted the estimated fair value of the reporting unit. If our expectations of future results and cash flows decrease significantly or other economic conditions deteriorate, goodwill may be further impaired. No impairment charges were recorded for the year ended December 31, 2022 or 2021.

Other Intangible Assets, Net

We have also recorded other finite and indefinite lived intangible assets as a result of previously completed business combinations. Other acquired finite and indefinite lived intangible assets are recognized separately if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented or exchanged, regardless of our intent to do so. Our intangible assets include facility management contracts, trade names and technology. The facility management contracts represent customer relationships in the form of management contracts acquired at the time of each business combination; the value of BI's and Protocol Criminal Justice, Inc.'s ("Protocol") trade names represent, among other intangible benefits, name recognition to its customers and intellectual property rights; and the acquired technology represents BI's innovation with respect to its GPS tracking, monitoring, radio frequency monitoring, voice verification monitoring and alcohol compliance systems, Protocol's innovation with respect to its customer relationship management software and Soberlink, Inc.'s innovation with respect to its alcohol monitoring devices. When establishing useful lives, we consider the period and the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up; or, if that pattern cannot be reliably determined, using a straight-line amortization method over a period that may be shorter than the ultimate life of such intangible asset. We also consider the impact of renewal terms when establishing useful lives. We currently amortize our acquired facility management contracts over periods ranging from three to twenty-one years and its acquired technology over seven years to eight years. There is no residual value associated with our finite-lived intangible assets. We review our trade name assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. We do not amortize its indefinite lived intangible assets. We review our indefinite lived intangible assets annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. These reviews resulted in no significant impairment to the carrying value of the indefinite lived intangible assets for all periods presented. We record the costs associated with renewal and extension of facility management contracts as expenses in the period they are incurred.

Fair Value Measurements

We define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date ("exit price"). We carry certain of our assets and liabilities at fair value, measured on a recurring basis, in the accompanying Consolidated Balance Sheets. We also have certain assets and liabilities which are not carried at fair value in our accompanying Consolidated Balance Sheets and disclose the fair value measurements compared to the carrying values as of each balance sheet date. We establish the fair value of our assets and liabilities using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels which distinguish between assumptions based on market data (observable inputs) and the Company's assumptions (unobservable inputs). The level in the fair value hierarchy within which the respective fair value measurement falls is determined based on the lowest level input that is significant to the measurement in its entirety. Level 1 inputs are quoted market prices in active markets for identical assets or liabilities. Level 2 inputs are other than quotable market prices included in Level 1 that are observable for the asset or liability either directly or indirectly through corroboration with observable market data. Level 3 inputs are unobservable inputs for the assets or liabilities that reflect management's own assumptions about the assumptions market participants would use in pricing the asset or liability. We recognize transfers between Levels 1, 2 and 3 as of the actual date of the event or change in circumstances that cause the transfer. We utilized a third-party valuation firm to assist with the estimation of the fair values on the date of issuance for our new debt instruments. The fair value of each new debt instrument on the date of issuance was estimated using a Black-Derman-Toy ("BDT") lattice model which used Level 3 inputs. Refer to Note 10 - Fair Value of Assets and Liabilities and Note 12 - Debt of the notes to the audited consolidated financial statements contained Part II, Item 8 of this Annual Report on Form 10-K

Recent Accounting Pronouncements

The following accounting standards will be adopted in future periods:

In March 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2020-04, *"Reference Reform Rate (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting,"* to provide temporary optional expedients and exceptions to the contract modifications, hedge relationships and other transactions affected by reference rate reform if certain criteria are met. This ASU, which was effective upon issuance and may be applied through December 31, 2024, is applicable to all contracts and hedging relationships that reference the London Interbank Offered Rate or any other reference rate expected to be discontinued. We do not expect any significant impacts of reference rate reform and the application of this guidance.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants and the SEC did not, or are not expected to, have a material effect on the Company's results of operations or financial position.

Results of Operations

We have determined that our previously reportable business segment, Facility Construction and Design, no longer qualifies as a reportable segment as it no longer meets certain quantitative thresholds and has been aggregated with our International Services reportable business segment below. In addition, we appointed a new Chief Executive Officer, the chief operating decision maker, during fiscal 2021. Based on changes to the way our chief operating decision maker views the business and financial results used to allocate resources to our electronic monitoring and supervision services operations, along with the growth of the business, we will report the electronic monitoring and supervision services operation as a separate reportable segment. This new segment is presented as Electronic Monitoring and Supervision Services. Previously, the electronic monitoring and supervision services operations were included in our GEO Care reportable segment. In addition, our GEO Care reportable segment was renamed Reentry Services and includes services provided to adults for residential and non-residential treatment, educational and community-based programs, pre-release and half-way house programs. Refer to Note 15 – Business Segments and Geographic Information of the Notes to the audited consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

The following discussion should be read in conjunction with our consolidated financial statements and the notes to the consolidated financial statements accompanying this report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in the forward-looking statements as a result of certain factors, including, but not limited to, those described under "Item 1A. Risk Factors" and those included in other portions of this report.

2022 versus 2021

Revenues

	2022	% of Revenue	2021	% of Revenue	$ Change	% Change
			(Dollars in thousands)			
U.S. Secure Services	$1,437,831	60.5%	$1,488,936	66.0%	$ (51,105)	(3.4)%
Electronic Monitoring and Supervision Services	496,268	20.9%	278,934	12.4%	217,334	77.9%
Reentry Services	255,428	10.7%	274,893	12.2%	(19,465)	(7.1)%
International Services	187,200	7.9%	213,849	9.5%	(26,649)	(12.5)%
Total	$2,376,727	100.0%	$2,256,612	100.0%	$ 120,115	5.3%

U.S. Secure Services

Revenues decreased by $51.1 million in 2022 compared to 2021 primarily due to aggregate decreases of $164.8 million due to the ramp-down/deactivations of our company-owned D. Ray James, Rivers, Big Springs, Flightline, Reeves County Detention I & II and Great Plains Correctional Facilities, our Queens Detention Facility, our North Lake Correctional Facility, our managed-only Bay and Graceville Correctional Rehabilitation Facilities, as well as our managed-only George W. Hill Correctional Facility. Also included in this decrease is the transition of the operation of our company-owned Guadalupe County Correctional Facility to the New Mexico Corrections Department in November 2021. These decreases were partially offset by aggregate net increases of $47.7 million resulting from the contract activation and ramp up at our company-owned Moshannon Valley Processing Center, Desert View Annex, our company-owned Eagle Pass Detention Center and new transportation contracts. In addition, we experienced aggregate net increases in rates and/or per diem amounts in connection with contract modifications, transportation services and increased occupancies of $66.0 million.

The number of compensated mandays in U.S. Secure Services facilities was approximately 17.9 million in 2022 and 18.7 million in 2021. We experienced an aggregate net decrease of approximately 800,000 mandays as a result of net decreases in population as a result of contract terminations, partially offset by contract activations discussed above. We look at the average occupancy in our facilities to determine how we are managing our available beds. The average occupancy is calculated by taking compensated mandays as a percentage of capacity. The average occupancy in our U.S. Secure Services facilities was 89.9% and 88.2% of capacity in 2022 and 2021, respectively, excluding idle facilities.

Electronic Monitoring and Supervision Services

Revenues increased by $217.3 million in 2022 compared to 2021 primarily due to increased client and participant counts.

Reentry Services

Revenues decreased by $19.5 million in 2022 compared to 2021 primarily due to a decrease of $34.7 million as a result of the sale of our youth business which was effective July 1, 2021. This decrease was partially offset by increases of $10.5 million due to new/reactivated contracts, day reporting centers and programs including the activation of our company-owned Tampa Residential Reentry Center in Tampa, Florida in September 2021. Also partially offsetting the decrease was a net aggregate increase of $4.7 million related to increased census levels at certain of our community-based and reentry centers due to increased programming needs and referrals.

International Services

Revenues for International Services decreased by $26.6 million in 2022 compared to 2021 primarily due to foreign exchange rate fluctuations of $15.6 million. We also experienced a net decrease of $11.0 million primarily driven by the transition of our management contract for the Dungavel House Immigration Removal Centre in the United Kingdom to the government effective September 30, 2021.

Operating Expenses

	2022	% of Segment Revenues	2021	% of Segment Revenues	$ Change	% Change
			(Dollars in thousands)			
U.S. Secure Services	$1,077,256	74.9%	$1,112,290	74.7%	$ (35,034)	(3.1)%
Electronic Monitoring and Supervision Services	226,236	45.6%	121,442	43.5%	104,794	86.3%
Reentry Services	194,089	76.0%	205,992	74.9%	(11,903)	(5.8)%
International Services	166,147	88.8%	189,322	88.5%	(23,175)	(12.2)%
Total	$1,663,728		$1,629,046		$ 34,682	2.1%

Operating expenses consist of those expenses incurred in the operation and management of our U.S. Secure Services, Electronic Monitoring and Supervision Services, Reentry Services and International Services segments.

U.S. Secure Services

Operating expenses for U.S. Secure Services decreased by $35.0 million in 2022 compared to 2021 primarily due to decreases of $130.6 million related to the ramp-down/deactivations of our company-owned D. Ray James, Rivers, Big Springs, Flightline, Reeves County Detention I & II and Great Plains Correctional Facilities, our Queens Detention Facility, our North Lake Correctional Facility, our managed-only Bay and Graceville Correctional Rehabilitation Facilities, as well as our managed-only George W. Hill Correctional Facility. Also included in this decrease is the transition of the operation of our company-owned Guadalupe County Correctional Facility to the New Mexico Corrections Department in November 2021. These decreases were partially offset by aggregate net increases of $30.7 million resulting from the contract activation and ramp up at our company-owned Moshannon Valley Processing Center, Desert View Annex as well as our company-owned Eagle Pass Detention Center. In addition, we experienced aggregate net increases in connection with transportation services, increased occupancies and the variable costs associated with those services of $64.9 million.

Electronic Monitoring and Supervision Services

Operating expenses increased by $104.8 million in 2022 compared to 2021 primarily due to increased client and participant counts.

Reentry Services

Operating expenses for Reentry Services decreased by $11.9 million during 2022 compared to 2021 primarily due to a decrease of $30.8 million as a result of the sale of our youth business which was effective July 1, 2021. We also experienced a decrease of $4.2 million due to contract terminations. These decreases were partially offset by increases of $6.8 million due to new/reactivated contracts, day reporting centers and programs including the activation of our company-owned Tampa Residential Reentry Center in Tampa, Florida in September 2021. Also partially offsetting the decreases was a net aggregate increase of $16.3 million related to increased census levels at certain of our community-based and reentry centers due to increased programming needs and referrals.

International Services

Operating expenses for International Services decreased by $23.2 million in 2022 compared to 2021 primarily due to foreign exchange rate fluctuations of $14.1 million. We also experienced a net decrease of $9.1 million primarily driven by the transition of our management contract for the Dungavel House Immigration Removal Centre in the United Kingdom to the government effective September 30, 2021.

Depreciation and Amortization

	2022	% of Segment Revenue	2021	% of Segment Revenue	$ Change	% Change
			(Dollars in thousands)			
U.S. Secure Services	$ 80,600	5.6%	$ 83,721	5.6%	$ (3,121)	(3.7)%
Electronic Monitoring and Supervision Services	31,838	6.4%	30,422	10.9%	1,416	4.7%
Reentry Services	18,416	7.2%	18,773	6.8%	(357)	(1.9)%
International Services	2,071	1.1%	2,261	1.1%	(190)	(8.4)%
Total	$ 132,925	5.6%	$ 135,177	6.0%	$ (2,252)	(1.7)%

U.S. Secure Services

U.S. Secure Services depreciation and amortization expense decreased in 2022 compared to 2021 primarily due to decreases related to certain assets becoming fully depreciated and/or amortized as well as certain asset dispositions at our company-owned facilities. Partially offsetting this decrease was a write-off of approximately $3.4 million of intangible assets related to facility management contracts when Delaware County, Pennsylvania took over management of the managed-only George W. Hill Correctional Facility in April 2022.

Electronic Monitoring and Supervision Services

Depreciation and amortization expense increased in 2022 compared to 2021 primarily due to certain equipment additions.

Reentry Services

Reentry Services depreciation and amortization expense decreased slightly in 2022 compared to 2021 primarily due to certain asset dispositions
at our company-owned centers.

International Services

Depreciation and amortization expense decreased in 2022 compared to 2021 primarily due to foreign exchange rate fluctuations.

Other Unallocated Operating Expenses

	2022	% of Revenue	2021	% of Revenue	$ Change	% Change
			(Dollars in thousands)			
General and Administrative Expenses	$ 196,972	8.3%	$ 204,306	9.1%	$ (7,334)	(3.6)%

General and administrative expenses comprise substantially all of our other unallocated operating expenses which primarily includes corporate management salaries and benefits, professional fees and other administrative expenses. General and administrative expenses decreased in 2022 compared to 2021 by $7.3 million primarily due to one-time employee restructuring expenses of $7.5 million incurred in 2021. Partially offsetting this decrease were increased professional fees for financial and legal advisors assisting us in reviewing potential asset sales as well as normal professional, consulting and other administrative expenses.

Non-Operating Income and Expense

Interest Income and Interest Expense

	2022	% of Revenue	2021	% of Revenue	$ Change	% Change
			(Dollars in thousands)			
Interest Income	$ 16,831	0.7%	$ 24,007	1.1%	$ (7,176)	(29.9)%
Interest Expense	$ 164,550	6.9%	$ 129,460	5.7%	$ 35,090	27.1%

Interest income decreased in 2022 compared to 2021 primarily due to the effect of foreign exchange rate fluctuations as well as the sale of our contract receivable related to our Ravenhall facility in Australia in September 2022. Refer to Note 17 Commitments, Contingencies and Other Matters of the Notes to the audited consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

On August 19, 2022, we completed an exchange offer to exchange certain of our outstanding 5.125% Senior Notes due 2023, 5.875% Senior Notes due 2024, 6.00% Senior Notes due 2026 and certain revolving credit loans and term loans under our senior secured credit facility into newly issued Senior Second Lien Secured Notes and a new Exchange Credit Agreement. Interest expense increased in 2022 compared to 2021 primarily due to higher interest rates on the new debt instruments as well as the net amortization of deferred issuance costs and discounts/premiums related to the transaction. Additionally, SOFR/LIBOR rates have increased in 2022 compared to 2021. Refer to Note 12 -

Debt of the Notes to the audited consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

(Loss) Gain on Extinguishment of Debt

	2022	% of Revenue	2021	% of Revenue	$ Change	% Change
			(Dollars in thousands)			
(Loss) Gain on Extinguishment of Debt	$ (37,895)	-1.6%	$ 4,693	0.2%	$ (42,588)	(907.5)%

During 2022, we completed an exchange offer to exchange certain of our outstanding 5.125% Senior Notes due 2023, 5.875% Senior Notes due 2024, 6.00% Senior Notes due 2026 and certain revolving credit loans and term loans under our senior secured credit facility into newly issued Senior Second Lien Secured Notes and a new credit facility. As a result of the transactions, we recorded a net loss on extinguishment of debt of $37.9 million, net of the write-off of associated unamortized deferred loan costs.

During 2021, we repurchased $22.5 million in aggregate principal amount of our 5.125% Senior Notes due 2023 at a weighted average price of 90.68% for a total cost of $20.4 million. Additionally, we repurchased $17.2 million in aggregate principal amount of our 5.875% Senior Notes due 2024 at a weighted average price of 79.51% for a total cost of $13.7 million. As a result of these repurchases, we recognized a net gain on extinguishment of debt of $4.7 million, net of the write-off of associated unamortized deferred loan costs.

Refer to Note 12- Debt of the Notes to the audited consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Net Gain (Loss) on Disposition of Assets

	2022	% of Revenue	2021	% of Revenue	$ Change	% Change
			(Dollars in thousands)			
Net Gain (Loss) on Disposition of Assets	$ 32,332	1.4%	$ 5,499	0.2%	$ 26,833	488.0%

During 2022, we sold our equity investment interest in the government-owned Ravenhall Correctional Centre project in Australia for approximately $84 million in gross proceeds, pre-tax to an unrelated third party. As a result of the transaction, we recorded a gain of approximately $29.3 million. Refer to Note 17 - Commitments, Contingencies and Other Matters of the Notes to the audited consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K. The net gain in 2022 also includes the sale of our Perry County Correctional Facility located in Alabama.

The net gain on disposition of assets in 2021 was primarily due to the sale of our interest in Talbot Hall, located in New Jersey, and the sale of our company-owned McCabe Center, located in Texas. The gain was partially offset by a loss on the divestiture of our youth division on July 1, 2021. Refer to Note 17- Commitments, Contingencies and Other Matters of the Notes to the audited consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Provision for Income Taxes

	2022	Effective Rate	2021	Effective Rate	$ Change	% Change
			(Dollars in thousands)			
Provision for Income Taxes	$ 62,899	27.4%	$ 122,730	63.6%	$ (59,831)	(48.8)%

The provision for income taxes in 2022 decreased compared to 2021 along with the effective tax rate. In 2022, there was a $1.4 million discrete tax benefit compared to a net $74.6 million discrete tax expense in 2021. Included in the provision for income taxes in 2022 and 2021 were, respectively, a $2.1 million and $3.6 million discrete tax expense related to stock compensation that vested during the respective periods. In 2021, the Company elected to terminate its REIT status and became a taxable C corporation which resulted in a one-time, non-cash deferred tax charge of $70.8 million related to the termination. We estimate our 2023 annual effective tax rate to be in the range of approximately 27% to 29% exclusive of any discrete items.

Equity in Earnings of Affiliates

	2022	% of Revenue	2021	% of Revenue	$ Change	% Change
			(Dollars in thousands)			
Equity in Earnings of Affiliates	$ 4,771	0.2%	$ 7,141	0.3%	$ (2,370)	(33.2)%

Equity in earnings of affiliates, presented net of income taxes, represents the earnings of SACS and GEOAmey in the aggregate. Equity in earnings of affiliates in 2022 compared to 2021 decreased primarily due to unfavorable performance at GEOAmey.

Financial Condition

Capital Requirements

Our current cash requirements consist of amounts needed for working capital, debt service, supply purchases, investments in joint ventures, and capital expenditures related to either the development of new secure, processing and reentry facilities, or the maintenance of existing facilities. In addition, some of our management contracts require us to make substantial initial expenditures of cash in connection with opening or renovating a facility. Generally, these initial expenditures are subsequently fully or partially recoverable as pass-through costs or are billable as a component of the per diem rates or monthly fixed fees to the contracting agency over the original term of the contract. Additional capital needs may also arise in the future with respect to possible acquisitions, other corporate transactions or other corporate purposes.

As of December 31, 2022, we were developing a number of contractually committed projects that we estimate will cost approximately $42.2 million, of which $19.5 million was spent through December 31, 2022. We estimate our remaining contractually committed capital requirements to be approximately $22.7 million. These projects are expected to be completed through 2023.

We plan to fund all of our capital needs, including capital expenditures, from cash on hand, cash from operations, borrowings under our Exchange Credit Agreement and any other financings which our management and Board, in their discretion, may consummate. Currently, our primary source of liquidity to meet these requirements is cash flow from operations and borrowings under our Exchange Credit Agreement. Our management believes that our financial resources and sources of liquidity will allow us to manage the continued impact of COVID-19 on our business, financial condition, results of operations and cash flows. We completed our annual budgeting process, and for 2023, we will continue to strategically manage our capital expenditures to maintain both short and long term financial objectives. Additionally, we may from time to time pursue transactions for the potential sale of additional assets and businesses and/or other strategic transactions. Our management believes that cash on hand, cash flows from operations and availability under our Exchange Credit Agreement will be adequate to support our capital requirements for 2023 as disclosed under "Capital Requirements" above. The challenges posed by COVID-19, as well as the current political environment, generally and on our business are continuing to evolve. Consequently, we will continue to evaluate our financial position in light of future developments, the Executive Order and COVID-19.

Liquidity and Capital Resources

Exchange Offer

On August 19, 2022, we completed an exchange offer to exchange certain of our outstanding 5.125% Senior Notes due 2023, 5.875% Senior Notes due 2024, 6.00% Senior Notes due 2026 and certain revolving credit loans and term loans under our senior secured credit facility into newly issued Senior Second Lien Secured Notes and a new Exchange Credit Agreement. As a result of the transactions, we recorded a net loss on extinguishment of debt of approximately $37.9 million and incurred a total of approximately $52.8 million of debt issuance fees which will be amortized over the terms of the respective agreements using the effective interest method. Refer to Note 12 - Debt of the Notes to the audited consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Following the completed exchange offer in August 2022, S&P Global Ratings upgraded our issuer rating to B with a stable outlook. In September 2022, Moody's Investors Service upgraded our corporate family rating to B3 with a stable outlook.

As of December 31, 2022, we had approximately $30.0 million in borrowings under our revolver, and approximately $77.6 million in letters of credit which left approximately $226.4 million in additional borrowing capacity under the revolver. The weighted average interest rate on outstanding borrowings under the Credit Agreement as of December 31, 2022 was 9.85%.

6.50% Exchangeable Senior Notes due 2026

On February 24, 2021, our wholly-owned subsidiary, GEO Corrections Holdings, Inc. ("GEOCH"), completed a private offering of $230 million aggregate principal amount of 6.50% exchangeable senior unsecured notes due 2026 (the "Convertible Notes"), which included the full exercise of the initial purchasers' over-allotment option to purchase an additional $30 million aggregate principal amount of Convertible Notes. The Convertible Notes will mature on February 23, 2026, unless earlier repurchased or exchanged. The Convertible Notes bear interest at the rate of 6.50% per year plus an additional amount based on the dividends paid by GEO on its common stock. Interest on the notes is payable semi-annually in arrears on March 1 and September 1 of each year, beginning on September 1, 2021.

Subject to certain restrictions on share ownership and transfer, holders may exchange the notes at their option prior to the close of business on the business day immediately preceding November 25, 2025, but only under the following circumstances: (1) during the five consecutive business day period after any five consecutive trading day period, or the measurement period, in which the trading price per $1,000 principal amount of notes for each trading day of such measurement period was less than 98% of the product of the last reported sale price of our common stock and the exchange rate for the notes on each such trading day; or (2) upon the occurrence of certain specified corporate events. On or after November 25, 2025, until the close of business on the second scheduled trading day immediately preceding the maturity date of the notes, holders may exchange their notes at any time, regardless of the foregoing circumstances. Upon exchange of a note, we will pay or deliver, as the case may be, cash or a combination of cash and shares of our common stock. As of December 31, 2022, conditions had not been met to exchange the notes.

Upon conversion, we will pay or deliver, as the case may be, cash or a combination of cash and shares of common stock. The initial conversion rate is 108.4011 shares of common stock per $1,000 principal amount of Convertible Notes (equivalent to an initial conversion price of approximately $9.225 per share of common stock). The conversion rate will be subject to adjustment in certain events. If GEO or GEOCH undergoes a fundamental change, holders may require GEOCH to purchase the notes in whole or in part for cash at a fundamental change purchase price equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date.

Debt Repurchases

On August 16, 2019, our Board authorized us to repurchase and/or retire a portion of the 6.00% Senior Notes due 2026, the 5.875% Senior Notes due 2024, the 5.125% Senior Notes due 2023, the 5.875% Senior Notes due 2022 (collectively the "GEO Senior Notes") and our term loan under our Amended Credit Agreement through cash purchases, in open market, privately negotiated transactions, or otherwise, up to an aggregate maximum of $100.0 million, subject to certain limitations through December 31, 2020. On February 11, 2021, our Board authorized a new repurchase program for repurchases/retirements of the above referenced GEO Senior Notes and term loan, subject to certain limitations up to an aggregate maximum of $100.0 million through December 31, 2022.

During 2021, we repurchased $22.5 million in aggregate principal amount of our 5.125% Senior Notes due 2023 at a weighted average price of 90.68% for a total cost of $20.4 million. Additionally, we repurchased $17.2 million in aggregate principal amount of our 5.875% Senior Notes due 2024 at a weighted average price of 79.51% for a total cost of $13.7 million. As a result of these repurchases, we recognized a net gain on extinguishment of debt of $4.7 million, net of the write-off of associated unamortized deferred loan costs. There were no debt repurchases during the year ended 2022 except as part of the exchange offer discussed further above.

We consider opportunities for future business and/or asset acquisitions or dispositions as we deem appropriate when market conditions present opportunities. If we are successful in our pursuit of any new projects, our cash on hand, cash flows from operations and borrowings under the new Exchange Credit Agreement may not provide sufficient liquidity to meet our capital needs and we could be forced to seek additional financing or refinance our existing indebtedness. There can be no assurance that any such financing or refinancing would be available to us on terms equal to or more favorable than our current financing terms, or at all. Additionally, the magnitude, severity and duration of the COVID-19 pandemic may negatively impact the availability of opportunities for future business and/or asset acquisitions or asset dispositions and market conditions generally. In the future, our access to capital and ability to compete for future capital-intensive projects will also be dependent upon, among other things, our ability to meet certain financial covenants in the indentures governing the second lien notes, the indenture governing the 5.875% Senior Notes due 2024, the indenture governing the 6.00% Senior Notes due 2026, the indenture governing our Convertible Notes and our Exchange Credit Agreement. A substantial decline in our financial performance could limit our access to capital pursuant to these covenants and have a material adverse effect on our liquidity and capital resources and, as a result, on our financial condition and results of operations. In addition to these foregoing potential constraints on our capital, a number of state government agencies have been suffering from budget deficits and liquidity issues. While we were in compliance with our debt covenants as of December 31, 2022, and we expect to continue to be in compliance with our debt covenants, if these constraints were to intensify, our liquidity could be materially adversely impacted as could our ability to remain in compliance with these debt covenants.

We may from time to time seek to purchase or retire our outstanding senior notes through repurchases, redemptions and/or exchanges for equity securities, in open market purchases, privately negotiated transactions or otherwise. Such repurchases, redemptions or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Quarterly Dividends

As previously discussed above, on December 2, 2021, GEO's Board unanimously approved a plan to terminate our REIT status and become a taxable C Corporation, effective for the year ended December 31, 2021. In connection with terminating the GEO's REIT status, the Board also voted unanimously to discontinue our quarterly dividend payments and prioritize allocating GEO's free cash flow to reduce debt.

Stock Buyback Program

On February 14, 2018, we announced that our Board authorized a stock buyback program authorizing us to repurchase up to a maximum of $200 million of our shares of common stock. The stock buyback program was funded primarily with cash on hand, free cash flow and borrowings under our $900 million revolving credit facility. The program expired on October 20, 2020. The stock buyback program was intended to be implemented through purchases made from time to time in the open market or in privately negotiated transactions, in accordance with applicable SEC requirements. The stock buyback program did not obligate us to purchase any specific amount of our common stock and could have been suspended or extended at any time at the discretion of our Board. During the year ended December 31, 2020, we purchased 553,665 shares of our common stock at a cost of $9.0 million primarily purchased with proceeds from our revolver. There were no purchases of our common stock during the years ended December 31, 2022 or 2021.

Automatic Shelf Registration on Form S-3

On October 30, 2020, we filed an automatic shelf registration on Form S-3 with the SEC that enables us to offer for sale, from time to time and as the capital markets permit, an unspecified amount of common stock, preferred stock, debt securities, guarantees of debt securities, warrants and units. The shelf registration statement was automatically effective upon filing.

Prospectus Supplement

On June 28, 2021, in connection with the shelf registration, we filed with the SEC a prospectus supplement related to the offer and sale from time to time of our common stock at an aggregate offering price of up to $300 million through sales agents. Sales of shares of our common stock under the prospectus supplement and equity distribution agreements entered into with the sales agents, if any, will be made in negotiated transactions or transactions that are deemed to be "at the market" offerings as defined in Rule 415 under the Securities Act of 1933. There were no shares of common stock sold under this prospectus supplement during the year ended December 31, 2022.

Australia - Ravenhall

In connection with a design and build project agreement with the State of Victoria, in September 2014, we entered into a syndicated facility agreement (the "Construction Facility") to provide debt financing for construction of the project. The Construction Facility provided for non-recourse funding for the project. In September 2022, we sold our equity investment interest in the project to an unrelated third party. In connection with the sale, the non-recourse debt was transferred to the buyer and is no longer an outstanding obligation of GEO. Refer to Note 17 - Commitments, Contingencies and Other Matters of the Notes to the audited consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Other

In August 2019, we entered into two identical Notes (as defined below) in the aggregate amount of $44.3 million which are secured by loan agreements and mortgage and security agreements on certain real property and improvements. The terms of the Notes are through September 1, 2034 and bear interest at LIBOR plus 200 basis points and are payable in monthly installments plus interest. We have entered into interest rate swap agreements to fix the interest rate to 4.22%. Included in the balance at December 31, 2022 is $0.6 million of deferred loan costs incurred in the transaction. Refer to Note 7 – Derivative Financial Instruments in the notes to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Guarantees

The Company has entered into certain guarantees in connection with the design, financing and construction of certain facilities as well as loan, working capital and other obligation guarantees for our subsidiaries in Australia, South Africa and our joint ventures. Refer to Note 12 - Debt in the notes to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Executive Retirement Agreement

We have a non-qualified deferred compensation agreement with our Executive Chairmen and former Chief Executive Officer ("former CEO"). The agreement provides for a lump sum payment upon retirement, no sooner than age 55. As of December 31, 2022, our Executive Chairman had reached age 55 and was eligible to receive the payment upon retirement.

GEO and our Executive Chairman and former CEO, entered into on May 27, 2021, and effective July 1, 2021, an Amended and Restated Executive Retirement Agreement which replaced the prior February 26, 2020 agreement discussed below. Pursuant to the terms of the Amended and Restated Executive Retirement Agreement, upon the date that the Executive Chairman ceases to provide services to GEO, we will pay to the Executive Chairman an amount equal to $3,600,000 (the "2021 Grandfathered Payment") which shall be paid in cash. The Grandfathered Payment shall be credited with interest at a rate of 5% compounded quarterly (the "Grandfathered Earnings Account"). Additionally, at the end of each calendar year provided that our Executive Chairman is still providing services to GEO pursuant to the Executive Chairman Employment Agreement, we will credit an amount equal to $1,000,000 at the end of each calendar year (the "Employment Contributions Account"). The Employment Contributions Account will be credited with interest at the rate of 5% compounded quarterly. Upon the date that the Executive Chairman ceases to provide services to GEO, we will pay the Executive Chairman in one lump sum cash payment each of the 2021 Grandfathered Payment, the Grandfathered Earnings Account and the Employment Contributions Account subject to the six-month delay provided in the Amended and Restated Executive Retirement Agreement. As the Executive Chairman's retirement payment will no longer be settled with a fixed number of shares of GEO's common stock (as discussed below under the prior agreement), $3,600,000 has been reclassified from equity to other non-current liabilities in 2021. The balance of the Amended and Restated Executive Retirement Agreement was approximately $7 million at December 31, 2022 which is fully funded. The following table presents the balance due to the Executive Chairman at the end of each the next five years under the Amended and Restated Executive Retirement Agreement provided that the Executive Chairman is still providing services to GEO under his Executive Chairman Employment Agreement:

Fiscal Year	Retirement Obligation
	(In thousands)
12/31/2023	$ 9,557
12/31/2024	$ 12,617
12/31/2025	$ 16,336
12/31/2026	$ 20,856
12/31/2027	$ 26,351

The prior executive retirement agreement entered into on February 26, 2020 provided that upon the former CEO's retirement from GEO, we would have had to pay a lump sum amount equal to $8,925,065 (determined as of February 26, 2020) (the "Grandfathered Payment") which would have been paid in the form of a fixed number of shares of our common stock. The Grandfathered Payment would have been delayed for six months and a day following the effective date of our former CEO's termination of employment in compliance with Section 409A of the Internal Revenue Code of 1986, as amended.

On February 26, 2020, an amount equal to the Grandfathered Payment was invested in our common stock ("GEO Shares"). The number of our shares of common stock as of this date was equal to the Grandfathered Payment divided by the closing price of our common stock on this date (rounded up to the nearest whole number of shares), which equaled 553,665 shares of our common stock. Additional shares of our common stock were credited with a value equal to any dividends declared and paid on our shares of common stock, calculated by reference to the closing price of our common stock on the payment date for such dividends (rounded up to the nearest whole number of shares).

We have established several trusts for the purpose of paying the retirement benefit pursuant to the Amended and Restated Executive Retirement Agreement. The trusts were revocable "rabbi trusts" and the assets of the trusts are subject to the claims of our creditors in the event of our insolvency.

Guarantor Financial Information

GEO's New Registered Notes, New Private Notes, Convertible Notes, 6.00% Senior Notes due 2026, and the 5.875% Senior Notes due 2024 are fully and unconditionally guaranteed on a joint and several senior unsecured basis by certain of our wholly owned domestic subsidiaries (the "Subsidiary Guarantors").

Summarized financial information is provided for The GEO Group, Inc. ("Parent") and the Subsidiary Guarantors on a combined basis in accordance with SEC Regulation S-X Rules 3-10 and 13-01. The accounting policies used in the preparation of this summarized financial information are consistent with those elsewhere in the consolidated financial statements of the Company, except that intercompany transactions and balances of the Parent and Subsidiary Guarantor entities with non-guarantor entities have not been eliminated. Intercompany transactions between the Parent and Subsidiary Guarantors have been eliminated and equity in earnings from and investments in non-guarantor subsidiaries have not been presented.

Summarized statement of operations (in thousands):

	Year Ended December 31, 2022	Year Ended December 31, 2021
Net operating revenues	$ 2,176,556	$ 2,032,884
Income from operations	378,691	267,413
Net income	139,570	45,312
Net income attributable to The GEO Group, Inc.	139,570	45,312

Summarized balance sheets (in thousands):

	December 31, 2022	December 31, 2021
Current assets	$ 492,080	$ 707,457
Noncurrent assets (a)	3,059,195	3,115,622
Current liabilities	370,177	314,233
Noncurrent liabilities (b)	2,163,004	2,820,252

(a)   Includes amounts due from non-guarantor subsidiaries of $32.6 million and $22.5 million as of December 31, 2022 and 2021, respectively.

(b)   Includes amounts due to non-guarantor subsidiaries of $8.9 million and $14.8 million as of December 31, 2022 and 2021, respectively.

Off-Balance Sheet Arrangements

Except as discussed above, and in the notes to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K, we do not have any off-balance sheet arrangements.

We are also exposed to various commitments and contingencies which may have a material adverse effect on our liquidity. See Note 17 – Commitments, Contingencies and Other Matters in the notes to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Derivatives

In August 2019, we entered into two interest rate swap agreements in the aggregate notional amount of $44.3 million to fix the interest rate on certain of our variable rate debt to 4.22%. We have designated these interest rate swaps as hedges against changes in the cash flows of two identical promissory notes (the "Notes") which are secured by loan agreements and mortgage and security agreements on certain real property and improvements. We have determined that the swaps have payment, expiration dates, and provisions that coincide with the terms of the Notes and are therefore considered to be effective cash flow hedges. Accordingly, we record the change in fair value of the interest rate swaps as accumulated other comprehensive income (loss), net of applicable taxes. There was no material ineffectiveness for the period presented. We do not expect to enter into any transactions during the next twelve months which would result in reclassification into earnings or losses associated with these swaps currently reported in accumulated other comprehensive income (loss). Refer to Note 12 - Debt and Note 7 - Derivative Financial Instruments in the notes to our audited consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for further information.

Cash Flow

Cash, cash equivalents, restricted cash and cash equivalents as of December 31, 2022 was $143.8 million, compared to $548.3 million as of December 31, 2021 and was impacted by the following:

Net cash provided by operating activities in 2022 and 2021 was $296.4 million and $282.6 million, respectively. Net cash provided by operating activities in 2022 was positively impacted by non-cash expenses such as depreciation and amortization, deferred tax provision (benefit), amortization of debt issuance costs, discount and/or premium and other non-cash interest, stock-based compensation expense, gain on sale/disposal of property and equipment, loss on extinguishment of debt and dividends received from our unconsolidated joint venture. Equity in earnings of affiliates negatively impacted cash along with a net gain on disposition of assets. Changes in accounts receivable, prepaid expenses and other assets increased in total by a net of $53.0 million, representing a negative impact on cash. The increase was primarily driven by the timing of billings and collections. Changes in accounts payable, accrued expenses and other liabilities increased by $21.8 million which positively impacted cash. The decrease was primarily due to the timing of payments.

Net cash provided by operating activities in 2021 was positively impacted by non-cash expenses such as depreciation and amortization, deferred tax provision, amortization of debt issuance costs, discount and/or premium and other non-cash interest, stock-based compensation expense, loss on sale/disposal of property and equipment and dividends received from our unconsolidated joint venture. Equity in earnings of affiliates negatively impacted cash along with gain on extinguishment of debt and net gain on disposition of assets. Changes in accounts receivable, prepaid expenses and other assets decreased in total by a net of $9.5 million, representing a positive impact on cash. The decrease was primarily driven by the timing of billings and collections. Changes in accounts payable, accrued expenses and other liabilities decreased by $58.1 million which negatively impacted cash. The decrease was primarily due to the timing of payments.

Additionally, cash provided by operating activities in 2021 was positively impacted by a decrease in contract receivable of $6.2 million. The decrease relates to the timing of payments received and interest accrued, along with the effect of foreign exchange rates, related to the Ravenhall Project. Refer to Note 6 - Contract Receivable included in the notes to our audited consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Net provided by investing activities of $3.0 million in 2022 was primarily the result of capital expenditures of $90.0 million and changes in restricted investments of $8.4 million, offset by proceeds from sale of real estate and other assets of $101.4 million. Net cash used in investing activities of $53.7 million in 2021 was primarily the result of capital expenditures of $69.4 million and changes in restricted investments of $18.7 million, offset by proceeds from sale of real estate and other assets of $21.2 million, proceeds from the sale of property and equipment of $4.1 million and payments received on note receivable of $8.0 million.

Net cash used in financing activities in 2022 reflects payments of $680.9 million on long term debt offset by $30.0 million of proceeds from long term debt and payments on non-recourse debt of $5.7 million. We also paid $41.5 million of debt issuance costs in connection with our exchange offering. Refer to Note 12 - Debt included in the notes to our audited consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Net cash provided by financing activities in 2021 reflects payments of $360.3 million on long term debt offset by $435.0 million of proceeds from long term debt and payments on non-recourse debt of $21.6 million. We also paid cash dividends of $30.5 million and paid $9.6 million of debt issuance costs in connection with the issuance of our 6.50% Exchangeable Senior Notes. Refer to Note 12 - Debt included in the notes to our audited consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Inflation

We believe that inflation, in general, did have a negative impact but did not have a material effect on our results of operations during 2022 and 2021. While some of our contracts include provisions for inflationary indexing, inflation could have a substantial adverse effect on our results of operations in the future to the extent that wages and salaries, which represent our largest recurring/fixed expense, increase at a faster rate than the per diem or fixed rates received by us for our management services.

Non-GAAP Measures

Adjusted Funds from Operations ("AFFO") is defined as net income attributable to GEO adjusted by adding depreciation and amortization, stock-based compensation expense, the amortization of debt issuance costs, discount and/or premium and other non-cash interest, and by subtracting gain on asset divestitures, net, and facility maintenance capital expenditures and other non-cash revenue and expenses. From time to time, AFFO is also adjusted for certain items which by their nature are not comparable from period to period or that tend to obscure GEO's actual operating performance, including for the periods presented gain (loss) on extinguishment of debt, pre-tax, transaction related expenses, pre-tax, one-time employee restructuring expenses, pre-tax, close-out expenses, pre-tax, start up expenses, pre-tax, change in tax structure to C Corp and tax effect of adjustments to net income attributable to GEO.

Because of the unique design, structure and use of our secure facilities, processing centers and reentry centers, we believe that assessing the performance of our secure facilities, processing centers and reentry centers without the impact of depreciation or amortization is useful and meaningful to investors.

Our assessment of our operations is focused on long-term sustainability. The adjustments we make to derive the non-GAAP measures of AFFO exclude items which may cause short-term fluctuations in net income attributable to GEO but have no impact on our cash flows, or we do not consider them to be fundamental attributes, or the primary drivers of our business plan and they do not affect our overall long-term operating performance. We may make adjustments to AFFO from time to time for certain other income and expenses that do not reflect a necessary component of our operational performance on the basis discussed above, even though such items may require cash settlement. Because AFFO excludes depreciation and amortization unique to real estate as well as non-operational items and certain other charges that are highly variable from year to year, they provide our investors with performance measures that reflect the impact to operations from trends in occupancy rates, per diem rates, operating costs and interest costs, providing a perspective not immediately apparent from net income attributable to GEO.

We believe the presentation of AFFO provides useful information to investors as they provide an indication of our ability to fund capital expenditures and expand our business. AFFO provides disclosure on the same basis as that used by our management and provide consistency in our financial reporting, facilitate internal and external comparisons of our historical operating performance and our business units and provide continuity to investors for comparability purposes.

Our reconciliation of net income attributable to GEO to AFFO for the years ended December 31, 2022 and 2021, respectively, is as follows (in thousands):

	December 31, 2022	December 31, 2021
Net income attributable to GEO	$ 171,813	$ 77,418
Add (Subtract):		
Depreciation and amortization	132,925	135,177
Facility maintenance capital expenditures	(21,817)	(11,313)
Stock-based compensation expense	16,204	19,199
Other non-cash revenue & expenses	—	(4,408)
Amortization of debt issuance costs, discount and/or premium and other non-cash interest	9,004	7,498
Gain on asset divestitures, net	(32,332)	(3,722)
Other Adjustments		
Add (Subtract):		
Loss (gain) on extinguishment of debt, pre-tax	37,895	(4,693)
Start-up expenses, pre-tax	—	1,723
Transaction related expenses, pre-tax	1,322	8,118
One-time employee restructuring expenses, pre-tax	—	7,459
Change in tax structure to C Corp	—	70,813
Close-out expenses, pre-tax	—	1,475
Tax effect of adjustments to net income attributable to GEO *	(7,032)	(26)
Adjusted Funds from Operations	$ 307,982	$ 304,718

* Tax adjustments relate to gain asset divestitures, loss (gain) on debt extinguishment, start-up expenses, transaction related expenses, one-time employee restructuring expenses, close-out expenses and change in tax structure to C Corp.

Outlook

The following discussion of our future performance contains statements that are not historical statements and, therefore, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Our forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those stated or implied in the forward-looking statement. Please refer to "Item 1A. Risk Factors" in this Annual Report on Form 10-K, the "Forward-Looking Statements — Safe Harbor," as well as the other disclosures contained in this Annual Report on Form 10-K, for further discussion on forward-looking statements and the risks and other factors that could prevent us from achieving our goals and cause the assumptions underlying the forward-looking statements and the actual results to differ materially from those expressed in or implied by those forward-looking statements.

Coronavirus Disease (COVID-19) Pandemic

We will continue to coordinate closely with our government agency partners and local health agencies to ensure the health and safety of all those in our care and our employees. We are grateful for our frontline employees who are making sacrifices daily to provide care for all those in our facilities during this unprecedented global pandemic. Information on the steps we have taken to address and mitigate the risks of COVID-19 can be found at www.geogroup.com/COVID19. The information on or accessible through our website is not incorporated by reference in this Annual Report on Form 10-K.

Revenue

Due to the uncertainty surrounding the COVID-19 pandemic, we are unable to determine the future landscape of growth opportunities in the near term; however, any positive trends may, to some extent, be adversely impacted by government budgetary constraints in light of the pandemic or any changes to a government's willingness to maintain or grow public-private partnerships in the future. While state finances overall were stable prior to the COVID-19 pandemic, future budgetary pressures may cause state agencies to pursue a number of cost savings initiatives which may include reductions in per diem rates and/or the scope of services provided by private operators or the decision to not re-bid a contract after expiration of the contract term. These potential cost savings initiatives could have a material adverse impact on our current operations and/or our ability to pursue new business opportunities. Additionally, if state budgetary constraints, as discussed above, develop, persist or intensify, our state customers' ability to pay us may be impaired and/or we may be forced to renegotiate our management contracts on less favorable terms and our financial condition, results of operations or cash flows could be materially adversely impacted. We plan to actively bid on any new projects that fit our target profile for profitability and operational risk. Any positive trends in the industry may be offset by several factors, including budgetary constraints, contract modifications, contract terminations, contract non-renewals, contract re-bids and/or the decision to not re-bid a contract after expiration of the contract term and the impact of any other potential changes to the willingness or ability to maintain or grow public-private partnerships on the part of other government agencies. We believe we have a strong relationship with our government agency partners and we believe that we operate facilities that maximize security, safety and efficiency while offering our suite of GEO Continuum of Care programs, services and resources.

On January 26, 2021, President Biden signed an executive order directing the United States Attorney General not to renew DOJ contracts with privately operated criminal detention facilities, as consistent with applicable law. Two agencies of the DOJ, the BOP and the USMS, utilize GEO's support services. The BOP houses inmates who have been convicted of federal crimes, and the USMS is generally responsible for detainees who are awaiting trial or sentencing in U.S. federal courts. As of December 31, 2022, GEO has three company-owned/company-leased facilities under direct contracts with USMS, which have current contract option periods that expire between February 28, 2023 and September 30, 2023. These facilities combined represented approximately 6% of our revenues for the year ended December 31, 2022. As of December 31, 2022, we no longer have any contracts with the BOP for secure correctional facilities.

President Biden's administration may implement additional executive orders or directives relating to federal criminal justice policies and/or immigration policies, which may impact the federal government's use of public-private partnerships with respect to secure correctional and detention facilities and immigration processing centers, including with respect to our contracts, and/or may impact the budget and spending priorities of federal agencies, including the BOP, USMS, and ICE, which is an agency of the U.S. Department of Homeland Security.

Prior to the Executive Order, we have historically had a relatively high contract renewal rate, however, there can be no assurance that we will be able to renew our expiring management contracts on favorable terms, or at all. Also, while we are pleased with our track record in re-bid situations, we cannot assure that we will prevail in any such future situations.

California enacted legislation that became effective on January 1, 2020 aimed at phasing out public-private partnership contracts for the operation of secure correctional facilities and detention facilities within California and facilities outside of the State of California housing State of California inmates. Currently, we have four public-private partnership contracts in place with ICE relating to secure services facilities located in California. These facilities/annexes generated approximately $173 million in combined annual revenues during the year ended December 31, 2022, and their contracts do not expire until December of 2034. GEO and the DOJ have filed separate legal actions challenging the constitutionality of the attempted ban on new federal contracts entered into after the effective date of the California law. On October 5, 2021, the Ninth Circuit Court of Appeals reversed a prior U.S. District Court decision dismissing the requests by GEO and the United States for declaratory and injunctive relief and ruled that AB32 conflicts with federal law in violation of the Supremacy Clause of the U.S. Constitution and discriminates against the federal government in violation of the intergovernmental immunity doctrine. On April 26, 2022, the Ninth Circuit granted California's petition for an en banc hearing and vacated the previous panel's opinion. En banc arguments took place the week of June 21, 2022, in Pasadena, California. On September 26, 2022, in an 8-3 decision, the En Banc court vacated the prior decision denying the requests by GEO and the United States for declaratory and injunctive relief barring application of the California law to federal immigration processing centers. The Ninth Circuit Court of Appeals, En Banc, ruled that AB-32 would give California a virtual power of review over detention decisions made by ICE in violation of the Supremacy Clause. The court held that whether analyzed under intergovernmental immunity or preemption, California cannot exert such control over the federal government's detention operations. The case is remanded to the U.S. District Court for further proceedings, consistent with the court's ruling. Refer to Note 17- Commitments, Contingencies and Other Matters of the Notes to the audited consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Recently the State of Washington approved a similar measure, EHB 1090, banning the use of public-private partnership contracts for the operation of detention facilities in the state, that GEO is also challenging in federal court. GEO's contract for the company-owned 1,575-bed Northwest ICE Processing Center in Washington has a renewal option period that expires in 2025. The facility generated approximately $66 million in annualized revenues for GEO during the year ended December 31, 2022.

Effective April 6, 2022, Delaware County, Pennsylvania took over management of the managed-only George W. Hill Correctional Facility. The George W. Hill Correctional Facility generated approximately $47 million in annualized revenue for GEO during the year ended December 31, 2021.

Internationally, we are exploring opportunities in our current markets and will continue to actively bid on any opportunities that fit our target profile for profitability and operational risk. We are pleased to have been awarded a ten-year contract renewal for the continued delivery of secure transportation under our GEOAmey joint venture in the United Kingdom. With respect to our Dungavel House Immigration Removal Centre in the United Kingdom, we were unfortunately unsuccessful in the competitive rebid process and transitioned the management contract in October 2021. In January 2023, our Australian subsidiary, GEO Australia, had entered into a contract with the Department of Justice and Community Safety in the State of Victoria for the delivery of primary health services across thirteen public prisons. The contract will commence on July 1, 2023 and is expected to generate approximately $33 million in incremental annualized revenue for GEO.

With respect to our reentry services, electronic monitoring services, and community-based services business, we are currently pursuing a number of business development opportunities. Related to opportunities for community-based reentry services, we are working with our existing federal, state, and local clients to leverage new opportunities for both residential reentry facilities as well as non-residential day reporting centers. However, in light of the uncertainty surrounding the COVID-19 pandemic, we may not be successful. With respect to the Department of Homeland's Intensive Supervision and Appearance Program ("ISAP"), the number of participants steadily increased throughout 2022, however, since the beginning of 2023, there has been a decline in ISAP participants as a result of recent changes in immigration and budgetary pressures. There are no assurances that there will not be a further decline in ISAP participants in 2023 and beyond. We continue to expend resources on informing federal, state and local governments about the benefits of public-private partnerships, and we anticipate that there will be new opportunities in the future as those efforts continue to yield results. We believe we are well positioned to capitalize on any suitable opportunities that become available in this area.

Operating Expenses

Operating expenses consist of those expenses incurred in the operation and management of our contracts to provide services to our governmental clients. Labor and related costs represented approximately 63% and 65% of our operating expenses in 2022 and 2021, respectively. Additional significant operating expenses include food, utilities and inmate medical costs. In 2022 and 2021, operating expenses totaled approximately 70% and 72% of our consolidated revenues, respectively. Our operating expenses as a percentage of revenue in 2023 will be impacted by the opening of any new or existing facilities as a result of the cost of transitioning and/or start-up operations related to a facility opening. During 2023, we will incur carrying costs for facilities that were vacant in 2022.

General and Administrative Expenses

General and administrative expenses consist primarily of corporate management salaries and benefits, professional fees and other administrative expenses. In 2022 and 2021, general and administrative expenses totaled approximately 8% and 9%, respectively, of our consolidated revenues. We expect general and administrative expenses as a percentage of revenue in 2023 to remain consistent or decrease as a result of cost savings initiatives.

Idle Facilities

In our Secure Services segment, we are currently marketing 10,922 vacant beds with a net book value of approximately $306 million at seven of our idle facilities to potential customers. In our Reentry Services segment, we are currently marketing 2,139 vacant beds with a net book value of approximately $43 million at four of our idle facilities to potential customers. The combined annual carrying cost of these idle facilities in 2022 is estimated to be $32.8 million, including depreciation expense of $16.5 million. With the exception of a contract pending due diligence for one of our reentry facilities, we currently do not have any firm commitments or agreements in place to activate these facilities but have ongoing contact with several potential customers. Historically, some facilities have been idle for multiple years before they received a new contract award. The per diem rates that we charge our clients often vary by contract across our portfolio. However, if the eleven idle facilities in our Secure Services and Reentry Services segments were to be activated using our Secure Services and Reentry Services average per diem rate in 2022 (calculated as revenue divided by the number of mandays) and based on the average occupancy rate in our facilities for 2022, we would expect to receive annual incremental revenue of approximately $360 million and an increase in annual earnings per share of approximately $.35 to $.40 per share based on our average operating margin. Refer to discussion in Item I, Part I – Business under ***Executive Order*** and ***Contract Developments*** above for discussion of recent developments.

Forward-Looking Statements — Safe Harbor

This Annual Report on Form 10-K and the documents incorporated by reference herein contain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. "Forward-looking" statements are any statements that are not based on historical information. Statements other than statements of historical facts included in this report, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are "forward-looking" statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" or "continue" or the negative of such words or variations of such words and similar expressions. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements and we can give no assurance that such forward-looking statements will prove to be correct. Important factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements, or "cautionary statements," include, but are not limited to:

- our ability to mitigate the transmission of the current pandemic of the novel coronavirus, or COVID-19, at our secure facilities, processing centers and reentry centers;

- the magnitude, severity and duration of the COVID-19 pandemic and its impact on our business, financial condition, results of operations and cash flows;

- our ability to timely build and/or open facilities as planned, successfully manage such facilities and successfully integrate such facilities into our operations without substantial additional costs;

- our ability to estimate the government's level of utilization of public-private partnerships for secure services and the impact of any modifications or reductions by our government customers of their utilization of public-private partnerships;

- our ability to accurately project the size and growth of public-private partnerships for secure services in the U.S. and internationally and our ability to capitalize on opportunities for public-private partnerships;

- our ability to successfully respond to any challenges or concerns that our government customers may raise regarding their use of public-private partnerships for secure services, including finding other government customers or alternative uses for facilities where a government customer has discontinued or announced that a contract with us will be discontinued;

- the impact of adopted or proposed executive action or legislation aimed at limiting public-private partnerships for secure facilities, processing centers and community reentry centers or limiting or restricting the business and operations of financial institutions or others who do business with us;

- our ability to successfully respond to delays encountered by states pursuing public-private partnerships for secure services and cost savings initiatives implemented by a number of states;

- our ability to activate the inactive beds at our idle facilities;

- our ability to maintain or increase occupancy rates at our facilities and the impact of fluctuations in occupancy levels on our revenues and profitability;

- the impact of our termination of our REIT election and the discontinuation of quarterly dividend payments and our ability to maximize the use of cash flows to repay debt, deleverage and internally fund growth;

- we may fail to realize the anticipated benefits of terminating our REIT election or those benefits may take longer to realize than expected, if at all, or may not offset the costs of terminating our REIT election and becoming a taxable C Corporation;

- if we failed to remain qualified as a REIT for those years we elected REIT status, we would be subject to additional corporate income taxes and would not be able to deduct distributions to shareholders when computing our taxable income for those years;

- our ability to expand, diversify and grow our secure services, reentry, community-based services, monitoring services, evidence-based supervision and treatment programs and secure transportation services businesses;

- our ability to win management contracts for which we have submitted proposals, retain existing management contracts, prevail in any challenge or protest involving the award of a management contract and meet any performance standards required by such management contracts;

- our ability to raise new project development capital given the often short-term nature of the customers' commitment to use newly developed facilities;

- our ability to develop long-term earnings visibility;

- our ability to successfully conduct our operations in the United Kingdom, South Africa and Australia through joint ventures or a consortium;

- the impact of the LIBOR transition;

- the instability of foreign exchange rates, exposing us to currency risks in Australia, the United Kingdom, and South Africa, or other countries in which we may choose to conduct our business;

- an increase in unreimbursed labor rates;

- our exposure to rising medical costs;

- our ability to manage costs and expenses relating to ongoing litigation arising from our operations;

- our ability to successfully pursue an appeal to reverse the recent unfavorable verdict and judgments in the retrial of the lawsuits in the State of Washington, our company being required to record an accrual for the judgments in the future, and our ability to defend similar other pending litigation and the effect such litigation may have on our company;

- our ability to prevail in our challenge to EHB 1090 legislation that is pending in the State of Washington;

- our ability to accurately estimate on an annual basis, loss reserves related to general liability, workers' compensation and automobile liability claims;

- our ability to fulfill our debt service obligations and its impact on our liquidity;

- our ability to deleverage and repay, refinance or otherwise address our debt maturities in an amount or on the timeline we expect, or at all;

- despite current indebtedness levels, we may still incur more indebtedness, which could further exacerbate the risks relating to our indebtedness;

- the covenants in the indentures governing the Convertible Notes, the 6.00% Senior Notes due 2026, the 5.875% Senior Notes due 2024 and the covenants in the indentures governing the 2028 Registered Notes, the 2028 Private Exchange Notes and the Exchange Credit Agreement impose significant operating and financial restrictions which may adversely affect our ability to operate our business;

- servicing our indebtedness will require a significant amount of cash and our ability to generate cash depends on many factors beyond our control and we may not be able to generate the cash required to service our indebtedness;

- because portions of our senior indebtedness have floating interest rates, an increase in interest rates would adversely affect cash flows;

- we depend on distributions from our subsidiaries to make payments on our indebtedness and these distributions may not be made;

- we may not be able to satisfy our repurchase obligations in the event of a change of control because the terms of our indebtedness or lack of funds may prevent us from doing so;

- the conditional exchange feature of the 6.5% Exchangeable Senior Notes, if triggered, may adversely affect our financial condition;

- the second lien notes and the related guarantees are effectively subordinated to our and our subsidiary guarantors' current senior secured indebtedness and structurally subordinated to the indebtedness of our subsidiaries that do not guarantee the second lien notes;

- it may be difficult to realize the value of the collateral securing the second lien notes and related guarantees;

- our ability to identify and successfully complete any potential sales of additional Company-owned assets and businesses in commercially advantageous terms on a timely basis, or at all;

- from time to time, we may not have a management contract with a client to operate existing beds at a facility or new beds at a facility that we are expanding, and we cannot assure you that such a contract will be obtained. Failure to obtain a management contract for these beds will subject us to carrying costs with no corresponding management revenue;

- negative conditions in the capital markets could prevent us from obtaining financing on desirable terms, which could materially harm our business;

- we are subject to the loss of our facility management contracts, due to executive orders, terminations, non-renewals or competitive re-bids, which could adversely affect our results of operations and liquidity, including our ability to secure new facility management contracts from other government customers;

- our growth depends on our ability to secure contracts to develop and manage new secure facilities, processing centers and community-based facilities and to secure contracts to provide electronic monitoring services, community-based reentry services and monitoring and supervision services, the demand for which is outside our control;

- we may not be able to meet state requirements for capital investment or locate land for the development of new facilities, which could adversely affect our results of operations and future growth;

- we partner with a limited number of governmental customers who account for a significant portion of our revenues. The loss of, or a significant decrease in revenues from, these customers could seriously harm our financial condition and results of operations;

- State budgetary constraints may have a material adverse impact on us;

- competition for contracts may adversely affect the profitability of our business;

- we are dependent on government appropriations, which may not be made on a timely basis or at all and may be adversely impacted by budgetary constraints at the federal, state, local and foreign government levels;

- public and political resistance to the use of public-private partnerships for secure facilities, electronic monitoring and supervision as alternatives to detention, processing centers and community reentry centers could result in our inability to obtain new contracts or the loss of existing contracts, impact our ability to obtain or refinance debt financing or enter into commercial arrangements, which could have a material adverse effect on our business, financial condition, results of operations and the market price of our securities;

- adverse publicity may negatively impact our ability to retain existing contracts and obtain new contracts;

- we may incur significant start-up and operating costs on new contracts before receiving related revenues, which may impact our cash flows and may not be recouped;

- failure to comply with extensive government regulation and applicable contractual requirements could have a material adverse effect on our business, financial condition or results of operations;

- we may face community opposition to facility locations, which may adversely affect our ability to obtain new contracts;

- our business operations expose us to various liabilities for which we may not have adequate insurance and may have a material adverse effect on our business, financial condition or results of operations;

- we may not be able to obtain or maintain the insurance levels required by our government contracts;

- our exposure to rising general insurance costs;

- natural disasters, pandemic outbreaks, global political events and other serious catastrophic events could disrupt operations and otherwise materially adversely affect our business and financial condition;

- our international operations expose us to risks that could materially adversely affect our financial condition and results of operations;

- we conduct certain of our operations through joint ventures or consortiums, which may lead to disagreements with our joint venture partners or business partners and adversely affect our interest in the joint ventures or consortiums;

- we are dependent upon our senior management and our ability to attract and retain sufficient qualified personnel;

- our profitability may be materially adversely affected by inflation;

- various risks associated with the ownership of real estate may increase costs, expose us to uninsured losses and adversely affect our financial condition and results of operations;

- risks related to facility construction and development activities may increase our costs related to such activities;

- the rising cost and increasing difficulty of obtaining adequate levels of surety credit on favorable terms could adversely affect our operating results;

- adverse developments in our relationship with our employees could adversely affect our business, financial condition or results of operations;

- technological changes could cause our electronic monitoring products and technology to become obsolete or require the redesign of our electronic monitoring products, which could have a material adverse effect on our business;

- any negative changes in the level of acceptance of or resistance to the use of electronic monitoring products and services by governmental customers could have a material adverse effect on our business, financial condition and results of operations;

- we depend on a limited number of third parties to manufacture and supply quality infrastructure components for our electronic monitoring products. If our suppliers cannot provide the components or services we require in a timely manner and/or with such quality as we expect, our ability to market and sell our electronic monitoring products and services could be harmed;

- the interruption, delay or failure of the provision of our services or information systems could adversely affect our business;

- an inability to acquire, protect or maintain our intellectual property and patents in the electronic monitoring space could harm our ability to compete or grow;

- our electronic monitoring products could infringe on the intellectual property rights of others, which may lead to litigation that could itself be costly, could result in the payment of substantial damages or royalties, and/or prevent us from using technology that is essential to our products;

- we license intellectual property rights in the electronic monitoring space, including patents, from third party owners. If such owners do not properly maintain or enforce the intellectual property underlying such licenses, our competitive position and business prospects could be harmed. Our licensors may also seek to terminate our license;

- we may be subject to costly product liability claims from the use of our electronic monitoring products, which could damage our reputation, impair the marketability of our products and services and force us to pay costs and damages that may not be covered by adequate insurance;

- our ability to identify suitable acquisitions or dispositions, and to successfully complete such acquistitons or dispositions;

- as a result of our acquisitions, we have recorded and will continue to record a significant amount of goodwill and other intangible assets. In the future, our goodwill or other intangible assets may become impaired, which could result in material non-cash charges to our results of operations;

- we are subject to risks related to corporate social responsibility;

- the market price of our common stock may vary substantially;

- future sales of shares of our common stock or securities convertible into common stock could adversely affect the market price of our common stock and may be dilutive to current shareholders;

- various anti-takeover protections applicable to us may make an acquisition of us more difficult and reduce the market value of our common stock;

- failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have an adverse effect on our business and the trading price of our common stock;

- we may issue additional debt securities that could limit our operating flexibility and negatively affect the value of our common stock;

- failure to comply with anti-bribery and anti-corruption laws could subject us to penalties and other adverse consequences; and

- other factors contained in our filings with the SEC, including, but not limited to, those detailed in this Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K filed with the SEC.

We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements included in this report.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Interest Rate Risk

We are exposed to market risks related to changes in interest rates with respect to our senior credit facility. Payments under the Senior Credit Facility are indexed to a variable interest rate. Based on borrowings outstanding as of December 31, 2022 under the Exchange Credit Agreement of $1,113.2 million, for every one percent increase in the interest rate applicable to the Exchange Credit Agreement, our total annual interest expense would increase by approximately $11.0 million.

We have entered into certain interest rate swap arrangements for hedging purposes, fixing the interest rate on certain of our variable rate debt. The difference between the floating rate and the swap rate on these instruments is recognized in interest expense within the respective entity. Because the interest rates with respect to these instruments are fixed, a hypothetical 100 basis point change in the current interest rate would not have a material impact on our financial condition or results of operations.

Additionally, we invest our cash in a variety of short-term financial instruments to provide a return. These instruments generally consist of highly liquid investments with original maturities at the date of purchase of three months or less. While these instruments are subject to interest rate risk, a hypothetical 100 basis point increase or decrease in market interest rates would not have a material impact on our financial condition or results of operations.

Foreign Currency Exchange Rate Risk

We are exposed to market risks related to fluctuations in foreign currency exchange rates between the U.S. Dollar, the Australian Dollar, the South African Rand and the British Pound currency exchange rates. Based upon our foreign currency exchange rate exposure as of December 31, 2022 with respect to our international operations, every 10 percent change in historical currency rates would have a $7.1 million effect on our financial position and a $1.6 million impact on our results of operations over the next fiscal year.

Item 8. *Financial Statements and Supplementary Data*

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

To the Shareholders of
The GEO Group, Inc.:

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. They include amounts based on judgments and estimates.

Representations in the consolidated financial statements and the fairness and integrity of such statements are the responsibility of management. In order to meet management's responsibility, the Company maintains a system of internal controls and procedures and a program of internal audits designed to provide reasonable assurance that our assets are controlled and safeguarded, that transactions are executed in accordance with management's authorization and properly recorded, and that accounting records may be relied upon in the preparation of financial statements.

The consolidated financial statements have been audited by Grant Thornton LLP, independent registered public accountants, whose appointment by our Audit and Finance Committee was ratified by our shareholders. Their report, which is included in this Form 10-K, expresses an opinion as to whether management's consolidated financial statements present fairly in all material respects, the Company's financial position, results of operations and cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. The effectiveness of our internal control over financial reporting as of December 31, 2022 has also been audited by Grant Thornton LLP, independent registered public accountants, as stated in their report which is included in this Form 10-K. Their audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

The Audit and Finance Committee of the Board of Directors meets periodically with representatives of management, the independent registered public accountants and our internal auditors to review matters relating to financial reporting, internal accounting controls and auditing. Both the internal auditors and the independent registered public accountants have unrestricted access to the Audit and Finance Committee to discuss the results of their examinations.

Jose Gordo
Chief Executive Officer

Brian R. Evans
Senior Vice President and Chief Financial Officer

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is a process designed under the supervision of the Company's Chief Executive Officer and Chief Financial Officer that: (i) pertains to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (ii) provides reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements for external reporting in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures are being made only in accordance with authorization of the Company's management and directors; and (iii) provides reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. In making its assessment of internal control over financial reporting, management used the criteria set forth in the Internal Control - Integrated Framework issued by the 2013 Committee of Sponsoring Organizations of the Treadway Commission ("COSO") (the "2013 Internal Control - Integrated Framework").

The Company evaluated, with the participation of its Chief Executive Officer and Chief Financial Officer, its internal control over financial reporting as of December 31, 2022, based on the 2013 Internal Control — Integrated Framework. Based on this evaluation, the Company's management concluded that as of December 31, 2022, its internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Grant Thornton LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report on Form 10-K, has issued an attestation report on our internal control over financial reporting as of December 31, 2022.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
The GEO Group, Inc.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of The GEO Group, Inc. (a Florida corporation) and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2022, and our report dated February 27, 2023 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Miami, Florida
February 27, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
The GEO Group, Inc.

Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of The GEO Group, Inc. (a Florida corporation) and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedule included under Item 15(a)(2) (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 27, 2023 expressed an unqualified opinion.

Basis for opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Self-Insurance reserves and related expenses
As described further in Note 1 to the consolidated financial statements, the Company self-insures, up to certain policy-specified limits, certain risks related to general and workers' compensation liability costs. The estimated cost of claims under these self-insurance programs is estimated and accrued as the claims are incurred (although actual settlement of the claims may not be made until future periods) and may subsequently be revised based on developments relating to such claims. We identified self-insurance reserves and related expenses ("self-insurance") as a critical audit matter, specifically the reserves and related expenses related to the Company's estimate for incurred but not reported claims.

The principal considerations for our determination that self-insurance reserves and related expenses for claims that have been reported but not paid and claims incurred but not reported is a critical audit matter are that the accrual for self-insurance has higher risk of estimation uncertainty due to the loss development factors, including the frequency and severity of claims, and inherent assumptions in actuarial methods used in determining the required reserves. The estimation uncertainty and complexity of the actuarial methods utilized involved especially subjective auditor judgment and an increased extent of effort, including the need to involve an auditor-engaged actuarial specialist.
Our audit procedures related to the self-insurance reserves included the following, among others:

- We obtained an understanding, evaluated the design and tested the operating effectiveness of key internal controls over financial reporting relating to self-insurance, including, but not limited to controls that (i) validate that claims were reported and submitted accurately and timely, (ii) validate that internal claims data was reconciled to claims data maintained by the third-party administrator and submitted to the Company's actuary and (iii) validate management's process and review of the third-party actuary report, including, but not limited to controls over management's review of the relevance, adequacy and appropriateness of the data, assumptions, valuation methods, and mathematical accuracy used to determine the required reserves as of the reporting date.

- We utilized an auditor-engaged actuarial specialist in evaluating management's methods and assumptions.

- We performed analytics that include a review of prior projections to current actual results to evaluate the reasonableness of changes in estimated ultimate losses.

- We reconciled claims data maintained by the third-party administrator to the claims data submitted to the Company's actuary used in the development of the loss triangles and selecting loss development factors.

- We selected a sample of underlying claims and reviewed the information utilized by management such as insurance claims and legal records to (i) test management's estimation process to determine if the reserve was reasonable and (ii) test the accuracy of the significant claim data attributes.

Evaluation of idle facilities for impairment
The Company has property and equipment, net of approximately $2 billion as of December 31, 2022. As described further in Note 1 to the consolidated financial statements, the Company has approximately $349 million related to eleven idle facilities. The Company tests idle facilities for impairment upon notification that the facilities will no longer be utilized by the customer. In addition, the Company performs an impairment analysis for each of the idle facilities. The estimates of recoverability are based on projected undiscounted cash flows associated with actual marketing efforts, and in some instances, third-party appraisals or, in other instances, projected undiscounted cash flows that are comparable to historical cash flows from management contracts at similar facilities and sensitivity analyses that consider reductions to such cash flows. When the estimated undiscounted cash flows associated with the asset are less than their carrying value, an impairment is recognized as the difference between the carrying value of the asset and its fair value. We identified management's evaluation of the selected idle facilities for impairment as a critical audit matter.

The principal considerations for our determination that management's evaluation of idle facilities for impairment is a critical audit matter is the higher risk of estimation uncertainty due to the subjective nature of management's estimates used in the projected undiscounted cash flows. These estimates are particularly sensitive to the assumption as to whether the Company will obtain contracts to utilize idle facilities or be able to sell the facilities in the future, which can be affected by expectations about market developments and public policy as well as management's intent to hold and operate each facility over the term and in the manner assumed in the analysis.
Our audit procedures related to management's evaluation of idle facilities for impairment included the following, among others:

- We obtained an understanding, evaluated the design and tested the operating effectiveness of key internal controls over financial reporting relating to management's evaluation of idle facilities for impairment, including controls over management's review of the key inputs into the projected undiscounted cash flows, including management's review of evidence supporting projected utilization of idle facilities and the assumptions utilized in the estimated cash flows.

- For a selection of facilities, we evaluated the reasonableness of management's projected undiscounted cash flow by evaluating evidence to support the projected utilization of the facilities, including actual marketing efforts, comparing the projections to historical cash flows from management contracts at similar facilities, and in certain instances evaluating third-party appraisals. In instances where a third-party appraisal was utilized, we had our internal valuation specialist review the model used and underlying assumptions for reasonableness.

- We performed a retrospective review of the Company's historical experience in securing new facility management contracts to utilize facilities that had been previously idled for periods comparable to or in excess of the periods the Company's currently idle facilities have been idle, including assessing the recoverability of the net book value of the previously idled facilities.

Fair value of the borrowings under the exchange credit facility
As described further in Notes 10 and 12 to the consolidated financial statements, on August 19, 2022, the Company completed an exchange offer to exchange certain of its outstanding 5.125% Senior Notes due 2023, 5.875% Senior Notes due 2024, 6.000% Senior Notes due 2026 and certain revolving credit loans and term loans under its senior secured credit facility into newly issued Senior Second Lien Secured Notes and a new credit facility. As of that date, the new notes were valued using the Black-Derman-Toy ("BDT") lattice model. Management utilized a third-party

valuation firm to assist with the estimation of the fair values on the date of issuance for the borrowings under the exchange credit facility using a BDT lattice model.

Fair value, for which quoted prices by independent sources are not available or appropriate, are generally based on valuation techniques, such as the income and market approach, that require inputs that are significant to the overall fair value measurement and are unobservable. The BDT model is a single factor, stochastic, no arbitrage model that incorporates the issuer's option to prepay a debt instrument if optimal, which occurs when interest rates decline such that the holding value of the instrument exceeds the prepayment price. The significant assumptions used in the BDT model disclosed by Management include, among others, the Secured Overnight Financing Rate ("SOFR") forward rates, the risk-free rate curve based on U.S. Treasury rates, the yield volatility and the credit spreads of the new debt instruments. Changes in these assumptions could have an impact on the determination of fair value. As such, we identified fair value of the borrowings under the exchange credit facility measured using significant unobservable inputs and assumptions as a critical audit matter on the date of the exchange which occurred on August 19, 2022.

The principal considerations for our determination that fair value of the borrowings under the exchange credit facility measured using significant unobservable inputs is a critical audit matter are the significant management judgments used in developing complex valuation techniques and inherent estimation uncertainty. Auditing these investments requires a high degree of auditor judgment and subjectivity, in addition to the use of valuation professionals with specialized skills and knowledge, to evaluate the reasonableness of unobservable inputs and assumptions.

Our audit procedures related to management's fair value measurement of the borrowings under the exchange credit facility included the following, among others:

- We obtained an understanding, evaluated the design and tested the operating effectiveness of key internal controls over financial reporting relating to management's process and review of the fair value of the borrowings under the exchange credit facility, including, but not limited to controls over management's review of the relevance, adequacy and appropriateness of the data, assumptions, valuation methods, and mathematical accuracy used to determine the fair value of the borrowings under the exchange credit facility as of the reporting date.

- With the assistance of internal valuation specialists, we performed audit procedures to:

  - Determine mathematical accuracy and to determine that the data, valuation methods and significant unobservable inputs and assumptions used to determine the fair value of the borrowing under the exchange credit facility as of the transaction date were reasonable.

  - We evaluated the appropriateness of the use of the BDT lattice model methodology and tested certain key inputs and assumptions, including the following:

    - the Secured Overnight Financing Rate ("SOFR") forward rates

    - the risk-risk free rate curves

    - the yield volatility

    - the credit spread

  - Developed an independent estimate of fair value.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2006.

Miami, Florida
February 27, 2023

THE GEO GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2022, 2021 and 2020

	2022	2021	2020
	(In thousands, except per share data)		
Revenues	$ 2,376,727	$ 2,256,612	$ 2,350,098
Operating Expenses (excluding depreciation and amortization)	1,663,728	1,629,046	1,771,495
Depreciation and Amortization	132,925	135,177	134,680
General and Administrative Expenses	196,972	204,306	193,372
Goodwill Impairment Charge	—	—	21,146
Operating Income	383,102	288,083	229,405
Interest Income	16,831	24,007	23,072
Interest Expense	(164,550)	(129,460)	(126,837)
(Loss) gain on Extinguishment of Debt	(37,895)	4,693	5,319
Net gain (loss) on dispositions of assets	32,332	5,499	(6,831)
Income Before Income Taxes and Equity in Earnings of Affiliates	229,820	192,822	124,128
Provision for Income Taxes	62,899	122,730	20,463
Equity in Earnings of Affiliates, net of income tax provision of $740, $1,035 and $1,784	4,771	7,141	9,166
Net Income	171,692	77,233	112,831
Loss Attributable to Noncontrolling Interests	121	185	201
Net Income Attributable to The GEO Group, Inc.	$ 171,813	$ 77,418	$ 113,032
Weighted Average Common Shares Outstanding:			
Basic	121,040	120,384	119,719
Diluted	122,281	120,732	119,991
Income per Common Share Attributable to The GEO Group, Inc.:			
Basic:			
Net income per share — basic	$ 1.18	$ 0.59	$ 0.94
Diluted:			
Net income per share — diluted	$ 1.17	$ 0.58	$ 0.94
Dividends declared per share	$ —	$ 0.25	$ 1.78

The accompanying notes are an integral part of these consolidated financial statements.

THE GEO GROUP, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
Years Ended December 31, 2022, 2021 and 2020

	2022	2021	2020
		(In thousands)	
Net Income	$ 171,692	$ 77,233	$ 112,831
Other comprehensive income (loss):			
Change in marketable securities, net of income tax provision (benefit) of $(255), $2 and $0	$ (960)	$ 7	$ —
Foreign currency translation adjustments	(7,548)	(3,244)	3,070
Pension liability adjustment, net of income tax provision (benefit) of $1,500, $902 and $(554), respectively	5,642	3,392	(2,085)
Change in fair value of derivative instrument classified as cash flow hedge, net of income tax provision (benefit) of $1,640, $592 and $(871), respectively	6,169	2,228	(3,276)
Total other comprehensive income (loss), net of tax	3,303	2,383	(2,291)
Total comprehensive income	174,995	79,616	110,540
Comprehensive loss attributable to noncontrolling interests	115	175	238
Comprehensive income attributable to The GEO Group, Inc.	$ 175,110	$ 79,791	$ 110,778

THE GEO GROUP, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2022 and 2021

		2022		2021
		(In thousands, except share data)		
ASSETS				
Current Assets				
Cash and cash equivalents	$	95,073	$	506,491
Restricted cash and investments		—		20,161
Accounts receivable, less allowance for doubtful accounts of $809 and $1,155, respectively		416,399		365,573
Contract receivable, current portion		—		6,507
Prepaid expenses and other current assets		43,536		45,176
Total current assets		555,008		943,908
Restricted Cash and Investments		111,691		76,158
Property and Equipment, Net		2,002,021		2,037,845
Contract Receivable		—		367,071
Operating Lease Right-of-Use Assets, Net		90,950		112,187
Assets Held for Sale		480		7,877
Deferred Income Tax Assets		8,005		—
Goodwill		755,199		755,225
Intangible Assets, Net		147,688		166,124
Other Non-Current Assets		89,341		71,013
Total Assets	$	3,760,383	$	4,537,408
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	79,312	$	64,073
Accrued payroll and related taxes		53,225		67,210
Accrued expenses and other current liabilities		237,369		200,712
Operating lease liabilities, current portion		22,584		28,279
Current portion of finance lease liabilities, long-term debt and non-recourse debt		44,722		18,568
Total current liabilities		437,212		378,842
Deferred Income Tax Liabilities		75,849		80,768
Other Non-Current Liabilities		74,008		87,073
Operating Lease Liabilities		73,801		89,917
Finance Lease Obligations		1,280		1,977
Long-Term Debt		1,933,145		2,625,959
Non-Recourse Debt		—		297,856
Commitments and Contingencies (Note 17)				
Shareholders' Equity				
Preferred stock, $0.01 par value, 30,000,000 shares authorized, none issued or outstanding		—		—
Common stock, $0.01 par value, 187,500,000 shares authorized, 128,912,410 and 127,323,762 issued and 124,060,038 and 122,471,390 outstanding, respectively		1,289		1,273
Additional paid-in capital		1,291,363		1,276,213
Distributions in excess of earnings		(4,236)		(175,960)
Accumulated other comprehensive loss		(16,919)		(20,216)
Treasury stock, 4,852,372 shares, at cost		(105,099)		(105,099)
Total shareholders' equity attributable to The GEO Group, Inc.		1,166,398		976,211
Noncontrolling interests		(1,310)		(1,195)
Total shareholders' equity		1,165,088		975,016
Total Liabilities and Shareholders' Equity	$	3,760,383	$	4,537,408

The accompanying notes are an integral part of these consolidated financial statements.

THE GEO GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Year Ended December 31, 2022, 2021 and 2020

	2022	2021	2020
		(In thousands)	
Cash Flow from Operating Activities:			
Net Income	$ 171,692	$ 77,233	$ 112,831
Net loss attributable to noncontrolling interests	121	185	201
Net income attributable to The GEO Group, Inc.	171,813	77,418	113,032
Adjustments to reconcile net income attributable to The GEO Group, Inc. to net cash provided by operating activities:			
Depreciation and amortization expense	132,925	135,177	134,680
Deferred tax provision (benefit)	(13,126)	86,380	11,221
Amortization of debt issuance costs, discount and/or premium and other non-cash interest	9,004	7,498	6,892
Goodwill impairment charge	—	—	21,146
Stock-based compensation	16,204	19,199	23,896
(Gain) loss on extinguishment of debt	37,895	(4,693)	(5,319)
Provision for doubtful accounts	258	—	263
Equity in earnings of affiliates, net of tax	(4,771)	(7,141)	(9,166)
(Gain) loss on sale/disposal of property and equipment	(114)	8,447	1,720
Net (gain) loss on disposition of assets	(32,332)	(5,499)	6,831
Dividends received from unconsolidated joint ventures	4,486	8,263	5,934
Changes in assets and liabilities, net of acquisition:			
Changes in accounts receivable, prepaid expenses and other assets	(52,980)	9,466	68,181
Changes in contract receivable	5,305	6,231	5,156
Changes in accounts payable, accrued expenses and other liabilities	21,845	(58,111)	57,266
Net cash provided by operating activities	296,412	282,635	441,733
Cash Flow from Investing Activities:			
Proceeds from sale of property and equipment	—	4,130	140
Insurance proceeds - damaged property	—	1,027	9,497
Proceeds from sale of real estate and other assets	101,419	21,239	2,406
Payment received on note receivable	—	8,000	—
Change in restricted investments	(8,433)	(18,739)	(7,417)
Capital expenditures	(90,026)	(69,394)	(108,800)
Net cash provided by (used in) investing activities	2,960	(53,737)	(104,174)
Cash Flow from Financing Activities:			
Payments on long-term debt	(680,850)	(360,296)	(816,191)
Proceeds from long term debt	30,000	435,000	960,579
Payments on non-recourse debt	(5,676)	(21,575)	(13,805)
Taxes paid related to net share settlements of equity awards	(1,302)	(2,090)	(2,789)
Debt issuance costs	(41,536)	(9,587)	—
Payments for purchase of treasury shares	—	—	(9,009)
Proceeds from stock options exercised	66	15	—
Proceeds from issuance of common stock in connection with ESPP	198	282	616
Dividends paid	—	(30,486)	(216,145)
Net cash provided by (used in) financing activities	(699,100)	11,263	(96,744)
Effect of Exchange Rate Changes on Cash, Cash Equivalents and Restricted Cash and Cash Equivalents	(4,751)	(3,692)	3,566
Net Increase (Decrease) in Cash, Cash Equivalents and Restricted Cash and Cash Equivalents	(404,479)	236,469	244,381
Cash, Cash Equivalents and Restricted Cash and Cash Equivalents, beginning of period	548,322	311,853	67,472
Cash, Cash Equivalents and Restricted Cash and Cash Equivalents, end of period	$ 143,843	$ 548,322	$ 311,853
Supplemental Disclosures			
Cash paid during the year for:			
Income taxes	$ 44,612	$ 49,483	$ 5,358
Interest	$ 103,752	$ 122,162	$ 113,304
Non-cash investing and financing activities:			
Assets obtained from finance lease liabilities	$ —	$ 1,198	$ 2,260
Principal Exchanges of Debt	$ 1,620,318	$ —	$ —
Debt Issuance Costs in Accrued Expenses	$ 11,245	$ —	$ —
Conversion of pension liability to shares of common stock	$ —	$ —	$ 8,925
Conversion of shares of common stock to pension liability	$ —	$ 3,600	$ —
Right-of-use assets obtained from operating lease liabilities (subsequent to initial adoption)	$ 11,697	$ 10,786	$ 23,940
Capital expenditures in accounts payable and accrued expenses	$ 6,127	$ 7,340	$ 1,445

The accompanying notes are an integral part of these consolidated financial statements.

THE GEO GROUP, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended December 31, 2022, 2021 and 2020

	GEO Group Inc. Shareholders								
	Common Stock		Additional Paid-In Capital	(Distributions in Excess of Earnings)/Earnings in Excess of Distributions	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Noncontrolling Interest	Total Shareholders' Equity
	Number of Shares	Amount				Number of Shares	Amount		
					(In thousands)				
Balance, January 1, 2020	121,225	$ 1,254	$ 1,230,865	$ (119,779)	$ (20,335)	4,210	$ (95,175)	$ (782)	$ 996,048
Proceeds from stock options exercised	0	—	—	—	—	—	—	—	—
Stock based compensation expense	—	—	23,896	—	—	—	—	—	23,896
Shares withheld for net settlements of share-based awards [1]	(174)	(1)	(2,788)	—	—	—	—	—	(2,789)
Restricted stock granted	900	9	(9)	—	—	—	—	—	—
Restricted stock canceled	(58)	—	—	—	—	—	—	—	—
Dividends - paid	—	—	—	(216,145)	—	—	—	—	(216,145)
Other adjustments to Additional Paid-In-Capital [2]	—	—	9,687	—	—	—	—	—	9,687
Purchase of treasury shares	(625)	—	—	—	—	625	(9,771)	—	(9,771)
Issuance of common stock (ESPP)	50	—	616	—	—	—	—	—	616
Net income (loss)	—	—	—	113,032	—	—	—	(201)	112,831
Other comprehensive income	—	—	—	—	(2,254)	—	—	(37)	(2,291)
Balance, December 31, 2020	121,318	$ 1,262	$ 1,262,267	$ (222,892)	$ (22,589)	4,835	$ (104,946)	$ (1,020)	$ 912,082
Proceeds from stock options exercised	2	—	15	—	—	—	—	—	15
Stock based compensation expense	—	—	19,199	—	—	—	—	—	19,199
Shares withheld for net settlements of share-based awards [1]	(268)	(3)	(2,087)	—	—	—	—	—	(2,090)
Restricted stock granted	1,551	16	(16)	—	—	—	—	—	—
Restricted stock canceled	(157)	(2)	—	—	—	—	—	—	(2)
Dividends paid	—	—	—	(30,486)	—	—	—	—	(30,486)
Issuance of common stock (ESPP)	43	—	282	—	—	—	—	—	282
Purchase of treasury shares	(17)	—	—	—	—	17	(153)	—	(153)
Other adjustments to Additional Paid-In-Capital [2]	—	—	(3,447)	—	—	—	—	—	(3,447)
Net income (loss)	—	—	—	77,418	—	—	—	(185)	77,233
Other comprehensive income (loss)	—	—	—	—	2,373	—	—	10	2,383
Balance, December 31, 2021	122,472	$ 1,273	$ 1,276,213	$ (175,960)	$ (20,216)	4,852	$ (105,099)	$ (1,195)	$ 975,016
Proceeds from stock options exercised	9	—	66	—	—	—	—	—	66
Stock based compensation expense	—	—	16,204	—	—	—	—	—	16,204
Shares withheld for net settlements of share-based awards [1]	(229)	(2)	(1,300)	—	—	—	—	—	(1,302)
Restricted stock granted	1,836	18	(18)	—	—	—	—	—	—
Restricted stock canceled	(53)	—	—	—	—	—	—	—	—
Other adjustment	—	—	—	(89)	—	—	—	—	(89)
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Issuance of common stock (ESPP)	26	—	198	—	—	—	—	—	198
Net income (loss)	—	—	—	171,813	—	—	—	(121)	171,692
Other comprehensive income (loss)	—	—	—	—	3,297	—	—	6	3,303
Balance, December 31, 2022	124,061	$ 1,289	$ 1,291,363	$ (4,236)	$ (16,919)	4,852	$ (105,099)	$ (1,310)	$ 1,165,088

[1] During the years ended December 31, 2022, 2021 and 2020, the Company withheld shares through net share settlements to satisfy statutory tax withholding requirements upon vesting of shares of restricted stock held by employees.

[2] Represents reclassifications between equity and other non-current liabilities in connection with an Amended and Restated Executive Retirement Agreement with the Company's former CEO. The former CEO's retirement payment will no longer be settled with a fixed number of shares but will instead be paid in cash. Refer to Note 14 – Benefit Plans for further information.

The accompanying notes are an integral part of these consolidated financial statements.

THE GEO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2022, 2021 and 2020

1.   Summary of Business Organization, Operations and Significant Accounting Policies

The GEO Group, Inc., a Florida corporation, and subsidiaries (the "Company" or "GEO") specializes in the ownership, leasing and management of secure facilities, processing centers and reentry centers in the United States, Australia, South Africa and the United Kingdom. The Company owns, leases and operates a broad range of facilities including maximum, medium and minimum-security facilities, processing centers, as well as community-based reentry facilities and offers an expanded delivery of rehabilitation services under its 'GEO Continuum of Care' platform. The 'GEO Continuum of Care' platform integrates enhanced rehabilitative programs, which are evidence-based and include cognitive behavioral treatment and post-release services and provides academic and vocational classes in life skills and treatment programs while helping individuals reintegrate into their communities. The Company develops new facilities based on contract awards, using its project development expertise and experience to design, construct and finance what it believes are state-of-the-art facilities that maximize security and efficiency. The Company provides innovative compliance technologies, industry-leading monitoring services, and evidence-based supervision and treatment programs for community-based parolees, probationers and pretrial defendants. The Company also provides secure transportation services for offender and detainee populations as contracted domestically and in the United Kingdom through its joint venture GEOAmey PECS Ltd. ("GEOAmey"). As of December 31, 2022, GEO's worldwide operations included the ownership and/or management of approximately 82,000 beds at 102 secure and community services facilities, including idle facilities and projects under development, and also includes the provision of reentry and electronic monitoring and supervision services for more than 500,000 offenders and pretrial defendants, including more than 195,000 individuals through an array of technology products including radio frequency, GPS, and alcohol monitoring devices.

GEO operated as a real estate investment trust ("REIT") from January 1, 2013 through December 31, 2020. As a REIT, the Company provided services and conducted other business activities through taxable REIT subsidiaries ("TRSs"). A TRS is a subsidiary of a REIT that is subject to applicable corporate income tax rates and certain qualification requirements. The Company's use of TRSs permitted GEO to engage in certain business activities in which the REIT could not engage directly, so long as those activities were conducted in entities that elected to be treated as TRSs under the Internal Revenue Code of 1986, as amended, and enabled GEO to, among other things, provide correctional services at facilities it owns and at facilities owned by its government partners. A TRS is not subject to the distribution requirements applicable to REITs so it may retain income generated by its operations for reinvestment.

On December 2, 2021, the Company announced that its Board unanimously approved a plan to terminate the Company's REIT status and become a taxable C Corporation, effective for the year ended December 31, 2021. As a result, the Company is no longer required to operate under REIT rules, including the requirement to distribute at least 90% of REIT taxable income to its stockholders, which provides the Company with greater flexibility to use its free cash flow. Effective January 1, 2021, the Company is subject to federal and state income taxes on its taxable income at applicable tax rates and is no longer entitled to a tax deduction for dividends paid. The Company operated as a REIT for the 2020 tax year, and existing REIT requirements and limitations, including those established by the Company's organizational documents, remained in place until December 31, 2020. The Board also voted unanimously to discontinue the Company's quarterly dividend.

As a result of GEO's Board announcing the change in corporate structure to a taxable C Corporation in fiscal year 2021, the Company incurred a one-time, non-cash deferred tax charge of approximately $70.8 million during the fourth quarter of 2021. GEO also incurred approximately $29.3 million in incremental income tax expense in the fourth quarter of 2021 due to the resulting higher corporate tax rate for 2021, including a catch-up tax expense of approximately $16.8 million in connection with the first three quarters of 2021.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The significant accounting policies of the Company are described below.

Risks and uncertainties

Executive Order

On January 26, 2021, President Biden signed an executive order directing the United States Attorney General not to renew Department of Justice ("DOJ") contracts with privately operated criminal detention facilities, as consistent with applicable law. Two agencies of the DOJ, the Federal Bureau of Prisons ("BOP") and the U.S. Marshals Service ("USMS"), utilize GEO's support services. The BOP houses inmates who have been convicted of federal crimes, and the USMS is generally responsible for detainees who are awaiting trial or sentencing in U.S. federal courts. As of December 31, 2022, GEO has three company-owned/company leased facilities under direct contracts with USMS, which have current contract option periods that expire between February 28, 2023 and September 30, 2023. As of December 31, 2022, the Company no longer has any contracts with the BOP for secure correctional facilities.

COVID-19

The Company has been and is currently closely monitoring the impact of the COVID-19 pandemic and the efficacy and distribution of COVID-19 vaccines on all aspects of our business and geographies, including how it will impact those entrusted in our care and governmental partners. The Company is unable to predict the overall future impact that the COVID-19 pandemic may have on our financial condition, results of operations and cash flows due to numerous uncertainties.

Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The equity method of accounting is used for investments in non-controlled affiliates in which the Company's ownership ranges from 20 to 50 percent, or in instances in which the Company is able to exercise significant influence but not control. The Company reports South Africa Custodial Services ("SACS") and its 50% owned joint venture in the United Kingdom, GEOAmey, under the equity method of accounting. Noncontrolling interests in consolidated entities represent equity that other investors have contributed to South Africa Custodial Management ("SACM"). Non-controlling interests are adjusted for income and losses allocable to the other shareholders in these entities. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's significant estimates include reserves for self-insured retention related to general liability and workers' compensation insurance, projected cash flows used to evaluate asset impairment, pension assumptions, useful lives of its property, equipment and intangible assets. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While the Company believes that such estimates are reasonable when considered in conjunction with the consolidated financial statements taken as a whole, the actual amounts of such estimates, when known, will vary from these estimates. If actual results significantly differ from the Company's estimates, the Company's financial condition and results of operations could be materially impacted.

Dividends

As discussed above, on December 2, 2021, GEO's Board unanimously approved a plan to terminate the Company's REIT status and become a taxable C Corporation, effective for the year ended December 31, 2021. In connection with terminating the Company's REIT status, the Board also voted unanimously to discontinue the Company's quarterly dividend.

Cash and Cash Equivalents

Cash and cash equivalents include all interest-bearing deposits or investments with original maturities of three months or less when purchased. The Company maintains cash and cash equivalents with various financial institutions. These financial institutions are located throughout the United States, Australia, South Africa and the United Kingdom. As of December 31, 2022 and 2021, the Company had $19.7 million and $33.0 million in cash and cash equivalents held by its international subsidiaries, respectively.

Concentration of Credit Risk

The Company maintains deposits of cash in excess of federally insured limits with certain financial institutions and accordingly the Company is subject to credit risk. Other than cash, financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable, investments in marketable securities, long-term debt and financial instruments used in hedging activities. The Company's cash management and investment policies restrict investments to low-risk, highly liquid securities, and the Company performs periodic evaluations of the credit standing of the financial institutions with which it deals.

Accounts Receivable

Accounts receivable consists primarily of trade accounts receivable due from federal, state, local and international government agencies for operating and managing secure facilities, providing community-based services, providing electronic monitoring and supervision services, providing construction and design services and providing residential and transportation services. The Company generates receivables with its governmental clients and with other parties in the normal course of business as a result of billing and receiving payment. The Company regularly reviews outstanding receivables and provides for estimated losses through an allowance for doubtful accounts. In evaluating the level of established loss reserves, the Company makes judgments regarding its customers' ability to make required payments, economic events and other factors. As the financial condition of these parties change, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful accounts may be required. The Company also performs ongoing credit evaluations for some of its customers' financial conditions and generally does not require collateral. Generally, the Company receives payment for these services thirty to sixty days in arrears. However, certain of the Company's accounts receivable are paid by customers after the completion of their program year and therefore can be aged in excess of one year. The Company maintains reserves for potential credit losses, and such losses traditionally have been within its expectations. Actual write-offs are charged against the allowance when collection efforts have been unsuccessful. As of December 31, 2022 and 2021, the Company's trade receivables that were considered to be long-term were not significant.

Contract Receivable

The Company's Australian subsidiary had recorded a contract receivable in connection with the construction of a 1,300-bed detention facility in Ravenhall, Australia for the State of Victoria. The contract receivable represented costs incurred and estimated earnings in excess of billings and was recorded at net present value based on the timing of expected future settlement. On September 20, 2022, the Company sold its equity investment interest in the Ravenhall project and, as a result, the Contract Receivable was transferred to the buyer and is no longer an asset of the Company. Refer to Note 6 - Contract Receivable and Note 17 - Commitments, Contingencies and Other Matters for further information.

Restricted Cash and Cash Equivalents

The following table provides a reconciliation of cash, cash equivalents and restricted cash and cash equivalents reported on the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	December 31, 2022	December 31, 2021	December 31, 2020
Cash and Cash Equivalents	$ 95,073	$ 506,491	$ 283,524
Restricted cash and cash equivalents - current	—	20,161	26,740
Restricted cash and investments - non-current	111,691	76,158	37,338
Less Restricted investments - non-current	(62,921)	(54,488)	(35,749)
Total cash, cash equivalents and restricted cash and cash equivalents shown in the statement of cash flows	$ 143,843	$ 548,322	$ 311,853

Amounts included in restricted cash and cash equivalents are attributable to certain contractual cash restriction requirements at the Company's wholly owned Australian subsidiary related to non-recourse debt (which were included in Restricted Cash and cash equivalents current) and asset replacement funds contractually required to be maintained and other guarantees. The Company sold shares/units in certain of its wholly owned Australian subsidiaries related to its Ravenhall facility. Upon the sale, the restricted cash related to these subsidiaries was transferred to the buyer. As such, the Company has no current restricted cash and cash equivalents at December 31, 2022. Refer to Note 17 - Commitments, Contingencies and Other Matters for further information. Restricted investments - non-current (included in Restricted Cash and Investments in the accompanying consolidated balance sheets) consists of the Company's rabbi trust established for an employee and employer contributions to The GEO Group, Inc. Non-qualified Deferred Compensation Plan, investments in equity and fixed income mutual funds held in the Company's captive insurance subsidiary, Florina, and certain contractual cash requirements at the Company's wholly owned Australian subsidiary related to certain performance guarantees at its Ravenhall facility. The rabbi trust and the investments held in Florina are not considered to be restricted cash equivalents. Refer to Note 9 - Financial Instruments.

Prepaid expenses and Other Current Assets

Prepaid expenses and other current assets include assets that are expected to be realized within the next fiscal year. Included in the balance at December 31, 2022 is approximately $11.3 million of federal, state and international tax overpayments that will be applied against tax payments in 2023. Included in the balance at December 31, 2021 is approximately $10.8 million of federal, state and international tax overpayments that were applied against tax payments in 2022.

Inventory

Inventory, which consists primarily of component parts related to electronic monitoring equipment, is stated at the lower of average cost or net realizable value and is approximately $20.7 million and $9.0 million at December 31, 2022 and 2021, respectively. Inventory is included in Other Non-Current Assets in the accompanying consolidated balance sheets.

Property and Equipment

Property and equipment are stated at cost, less accumulated amortization and depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Buildings and improvements are depreciated over 2 to 50 years. Equipment and furniture and fixtures are depreciated over 3 to 10 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life of the improvement or the term of the lease. The Company performs ongoing evaluations of the estimated useful lives of the property and equipment for depreciation purposes. The estimated useful lives are determined and continually evaluated based on the period over which services are expected to be rendered by the asset. If the assessment indicates that assets will be used for a longer or shorter period than previously anticipated, the useful lives of the assets are revised, resulting in a change in estimate. The Company has not made any such changes in estimates during the years ended December 31, 2022, 2021 and 2020. Maintenance and repairs are expensed as incurred. Interest is capitalized in connection with the construction of company-owned secure facilities. Cost for self-constructed secure facilities includes direct materials and labor, capitalized interest and certain other indirect costs associated with construction of the facility, such as property taxes, other indirect labor and related benefits and payroll taxes. The Company begins the capitalization of costs during the pre-construction phase, which is the period during which costs are incurred to evaluate the site and continues until the facility is substantially complete and ready for occupancy. Labor costs capitalized for the years ended December 31, 2022, 2021 and 2020 were not significant. The capitalized costs of real estate projects are assigned to individual components of the project based on specific identification. Capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. Refer to Note 5 - Property and Equipment.

Assets Held for Sale

As of December 31, 2022, the Company had one property classified as held for sale included in its U.S Secure Services segment in the accompanying consolidated balance sheet. The Company classifies a long-lived asset (disposal group) as held for sale in the period in which all of the following criteria are met (i) Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group), (ii) the asset (disposal group) is available for immediate sale in its present condition subject only to the terms that are usual and customary for sales of such assets (disposal groups), (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated, (iv) the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted, (v) the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value, and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. The Company records assets held for sale at the lower of cost or estimated fair value and estimates fair value by using third party appraisers or other valuation techniques. The Company does not record depreciation for assets held for sale. Any gain or loss on the sale of operating assets is included in the operating income of the reportable segment to which it relates.

The property that is classified as held for sale at December 31, 2022 is a parcel of undeveloped land located in Texas. At December 31, 2022, the aggregate carrying values of this property was approximately $0.5 million. At December 31, 2021, the Company had three properties that were classified as held for sale which consisted of a parcel of undeveloped land in Hobart, Indiana and two idle reentry facilities. At December 31, 2021, the aggregate carrying value of the properties was approximately $7.9 million.

Asset Impairments

The following table summarizes the Company's idled facilities as of December 31, 2022 and their respective carrying values, excluding equipment and other assets that can be easily transferred to other facilities.

Facility	Year Idled	Secure Services Design Capacity	Reentry Services Design Capacity	Secure Services Net Carrying Value December 31, 2022	Reentry Services Net Carrying Value December 31, 2022	Total Net Carrying Value December 31, 2022
Great Plains Correctional Facility	2021	1,940	—	$ 69,367	$ —	$ 69,367
D. Ray James Correctional Facility	2021	1,900	—	50,829	—	50,829
Northlake Correctional Facility	2022	1,800	—	68,524	—	68,524
Rivers Correctional Facility	2021	1,450	—	37,911	—	37,911
Big Spring Correctional Facility	2021	1,732	—	32,959	—	32,959
Flightline Correctional Facility	2021	1,800	—	35,094	—	35,094
McFarland Female Community Reentry Facility	2020	300	—	10,900	—	10,900
Cheyenne Mountain Recovery Center	2020	—	750	—	16,659	16,659
Albert Bo Robinson Assessment & Treatment Center	2022	—	900	—	14,011	14,011
Coleman Hall	2017	—	350	—	7,759	7,759
Hector Garza Center	2020	—	139	—	4,794	4,794
Total		10,922	2,139	$ 305,584	$ 43,223	$ 348,807

Refer to *Risks and Uncertainties* – **Executive Order** above for a discussion of recent developments. There was no indication of impairment related to the Company's idle facilities during the year ended December 31, 2022.

The Company reviews long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Events that would trigger an impairment assessment include deterioration of profits for a business segment that has long-lived assets, or when other changes occur that might impair recovery of long-lived assets such as the termination of a management contract or a prolonged decrease in population. If impairment indicators are present, the Company performs a recoverability test to determine whether or not an impairment loss should be measured.

The Company tests idle facilities for impairment upon notification that the facilities will no longer be utilized by the customer. If a long-lived asset is part of a group that includes other assets, the unit of accounting for the long-lived asset is its group. Generally, the Company groups assets by facility for the purpose of considering whether any impairment exists. The estimates of recoverability are based on projected undiscounted cash flows associated with actual marketing efforts where available or, in other instances, projected undiscounted cash flows that are comparable to historical cash flows from management contracts achieved in the past at that facility or at similar facilities and probability weighted cash flows. The Company's probability weighted cash flows include adjustments to projected cash flows compared to the historical cash flows due to current business conditions which impact per diem rates as well as labor and other operating costs, changes related to facility mission due to changes in prospective clients, and changes in projected capacity and occupancy rates. The Company also factors in prolonged periods of vacancies as well as the time and costs required to ramp up facility population once a contract is obtained. The Company performs the impairment analysis on an annual basis, or more frequently as needed, for each of the idle facilities and takes into consideration updates each quarter for market developments affecting the potential utilization of each of the facilities in order to identify events that may cause the Company to reconsider the most recent assumptions. Such events could include negotiations with a prospective customer for the utilization of an idle facility at terms significantly less favorable than the terms used in the Company's most recent impairment analysis, or changes in legislation surrounding a particular facility that could impact the Company's ability to house certain types of individuals at such facility. Further, a substantial increase in the number of available beds at other facilities the Company owns, or in the marketplace, could lead to deterioration in market conditions and projected cash flows. Although they are not frequently received, an unsolicited offer to purchase any of the Company's idle facilities, at amounts that are less than their carrying value could also cause the Company to reconsider the assumptions used in the most recent impairment analysis. The Company has identified marketing prospects to utilize each of the remaining currently idled facilities and has determined that no current impairment exists. The Company has also received valuations from a third party on certain facilities. However, the Company can provide no assurance that it will be able to secure management contracts to utilize its idle facilities, or that it will not incur impairment charges in the future. In all cases, the projected value in the Company's analysis as of December 31, 2022, exceeded the carrying amounts of each facility, therefore no impairment charges were recorded. During the year ended December 31, 2020, the Company recorded an impairment charge of approximately $5.7 million, included in Operating Expenses in the Consolidated Statements of

Operation, related to one leased facility where the projected undiscounted cash flows of the facility did not exceed the carrying amount. The expense was included in the Reentry Services segment. There were no impairment charges recorded for the year ended December 31, 2021.

The Company's evaluations also take into consideration historical experience in securing new facility management contracts to utilize facilities that had been previously idled for periods comparable to or in excess of the periods the Company's currently idle facilities have been idle. Such previously idled facilities are currently being operated under contracts that generate cash flows resulting in the recoverability of the net book value of the previously idled facilities by substantial amounts. Due to a variety of factors, the lead time to negotiate contracts with federal and state agencies to utilize idle bed capacity is generally lengthy which has historically resulted in periods of idleness similar to the ones the Company is currently experiencing.

By their nature, these estimates contain uncertainties with respect to the extent and timing of the respective cash flows due to potential delays or material changes to forecasted terms and conditions in contracts with prospective customers that could impact the estimate of projected cash flows. Notwithstanding the effects the current economy has had on the Company's customers for available beds in the short term which has led to the Company's decision to idle certain facilities, the Company believes the long-term trends favor an increase in the utilization of its idle facilities. This belief is also based on the Company's experience in working with governmental agencies faced with significant budgetary challenges which is a primary contributing factor to the lack of appropriated funding to build new bed capacity by federal and state agencies.

Leases

The Company adopted ASU 2016-02 and ASU 2018-11, cumulatively ("ASC 842"), on January 1, 2019, using the modified retrospective transition method. The Company elected the package of transition expedients available for expired or existing lease contracts, which allowed it to carry forward its historical assessments of (1) whether contracts are or contain leases, (2) lease classification and (3) initial direct costs. The Company also elected not to apply the recognition requirements to lease arrangements that have terms of twelve months or less.

For leases where the Company is the lessor, upon adoption of ASC 842, the Company elected to also apply the practical expedient to not separate non-lease components from the associated lease component if certain criteria are met for each class of underlying assets. Lease components are elements of an arrangement that provide the customer with the right to use an identified asset. Non-lease components are distinct elements of a contract that are not related to securing the use of the leased asset and revenue is recognized in accordance with ASC 606. The Company considers common area maintenance ("CAM") and service income associated with tenant work orders to be non-lease components because they represent delivery of a separate service but are not considered a cost of securing the identified asset. In the case of the Company's business, the identified asset would be the leased real estate. The Company assessed and concluded that the timing and pattern of transfer for non-lease components and the associated lease component are the same. The Company determined that the predominant component was the lease component and as such its leases continue to qualify as operating leases. The Company made a policy election to account for and present the lease component and the non-lease component as a single component in revenue.

Assets Held under Finance Leases

Assets held under finance leases are recorded at the lower of the net present value of the minimum lease payments or the fair value of the leased asset at the inception of the lease. Amortization expense is recognized using the straight-line method over the shorter of the estimated useful life of the asset or the term of the related lease and is included in depreciation expense.

Goodwill and Other Intangible Assets, Net

Goodwill

The Company has recorded goodwill as a result of its business combinations. Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible assets and other intangible assets acquired. The Company's goodwill is not amortized and is tested for impairment annually on the first day of the fourth quarter, and whenever events or circumstances arise that indicate impairment may have occurred. Impairment testing is performed for all reporting units that contain goodwill. The reporting units are the same as the reportable segments for U.S. Secure Services, Electronic Monitoring and Supervision Services, Reentry Services and International Services.

On the annual measurement date of October 1, 2022, the Company's management elected to qualitatively assess the Company's goodwill for impairment for all of its reporting units. Under provisions of the qualitative analysis, when testing goodwill for impairment, the Company first assesses qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, the Company determines it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company performs a quantitative impairment test to identify goodwill impairment and measures the amount of goodwill impairment loss to be recognized, if any. The qualitative factors used by the Company's management to determine the likelihood that the fair value of the reporting unit is less than the carrying amount include, among other things, a review of overall economic conditions and their current and future impact on the Company's existing business, the Company's financial performance and stock price, industry outlook and market competition. With respect to the qualitative assessments, management determined that, as of October 1, 2022, it was more likely than not that the fair values of the reporting units exceeded their carrying values. During the year ended December 31, 2020, in connection with the Company's annual impairment test, the Company performed a quantitative analysis for its Reentry Services reporting unit using a third-party valuation firm to determine the estimated fair value of the reporting unit using a discounted cash flow model. A discount rate of 10% was utilized to adjust the cash flow forecasts based on the Company's estimate of a market participant's weighted-average cost of capital. Growth rates for sales and profits were determined using inputs from the Company's long-term planning process. The Company also made estimates for discount rates and other factors based on market conditions, historical experience and other economic factors. Changes in these factors could significantly impact the fair value of the reporting unit. With respect to the Reentry Services reporting unit that was assessed quantitatively, management determined that the carrying value exceeded its fair value due to future declines in cash flow projections primarily due to the negative impact of the COVID-19 pandemic on the Company's reentry facilities. As such, the Company recorded a goodwill impairment charge of $21.1 million during the year ended December 31, 2020. A change in one or combination of the assumptions discussed above could have impacted the estimated fair value of the reporting unit. If the Company's expectations of future results and cash flows decrease significantly or other economic conditions deteriorate, goodwill may be further impaired. No impairment charges were recorded for the years ended December 31, 2022 or 2021.

Other Intangible Assets, Net

The Company has also recorded other finite and indefinite lived intangible assets as a result of previously completed business combinations. Other acquired finite and indefinite lived intangible assets are recognized separately if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented or exchanged, regardless of the Company's intent to do so. The Company's intangible assets include facility management contracts, trade names and technology. The facility management contracts represent customer relationships in the form of management contracts acquired at the time of each business combination; the value of BI's and Protocol Criminal Justice, Inc.'s ("Protocol") trade names represent, among other intangible benefits, name recognition to its customers and intellectual property rights; and the acquired technology represents BI's innovation with respect to its GPS tracking, monitoring, radio frequency monitoring, voice verification monitoring and alcohol compliance systems, Protocol's innovation with respect to its customer relationship management software and Soberlink, Inc.'s innovation with respect to its alcohol monitoring devices. When establishing useful lives, the Company considers the period and the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up; or, if that pattern cannot be reliably determined, using a straight-line amortization method over a period that may be shorter than the ultimate life of such intangible asset. The Company also considers the impact of renewal terms when establishing useful lives. The Company currently amortizes its acquired facility management contracts over periods ranging from three to twenty-one years and its acquired technology over seven years to eight years. There is no residual value associated with the Company's finite-lived intangible assets. The Company reviews its trade name assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. The Company does not amortize its indefinite lived intangible assets. The Company reviews its indefinite lived intangible assets annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. These reviews resulted in no significant impairment to the carrying value of the indefinite lived intangible assets for all periods presented. The Company records the costs associated with renewal and extension of facility management contracts as expenses in the period they are incurred.

Internal-Use Software

Costs incurred to develop software for internal use are capitalized and amortized over the estimated useful lives of the software. Costs related to design or maintenance of internal-use software are expensed as incurred. As of December 31, 2022 and 2021, included in Property and Equipment, Net is approximately $9.9 million and $10.9 million of capitalized internal-use software costs, respectively.

Debt Issuance Costs

Debt issuance costs, net of accumulated amortization of $44.1 million and $18.6 million, totaling $32.5 million and $26.7 million at December 31, 2022 and 2021, respectively, are included in Long-Term Debt, Non-Recourse Debt and Other Non-Current Assets in the accompanying Consolidated Balance Sheets and are amortized to interest expense using the effective interest method over the term of the related debt. Refer to Note 12 - Debt for discussion of debt issuance costs written off in connection with the Company's exchange offer.

Lease Revenue

The Company leases eight of its owned facilities to unrelated parties. Six of which have a term of two years and expire in June 2023 with options to extend for one additional one-year term. The carrying value of these leased facilities as of December 31, 2022 is $48.4 million, net of accumulated depreciation of $22.3 million. One facility has a term that expires in February 2023. The carrying value of this leased facility as of

December 31, 2022 was $2.0 million, net of accumulated depreciation of $0.6 million. The remaining facility has a term of twenty years with renewals and expires in October 2041. The carrying value of this leased facility as of December 31, 2022 was $18.2 million, net of accumulated depreciation of $15.9 million. Rental income, included in Revenues, for these leases for the year ended December 31, 2022 was approximately $5.6 million. As of December 31, 2022, future minimum rentals to be received on these leases are as follows:

Year	Annual Rental (in thousands)
2023	$ 4,675
2024	4,080
2025	4,094
2026	4,162
2027	4,175
Thereafter	62,407
Total	$ 83,593

Variable Interest Entities

The Company evaluates its joint ventures and other entities in which it has a variable interest (a "VIE"), generally in the form of investments, loans, guarantees, or equity in order to determine if it has a controlling financial interest and is required to consolidate the entity as a result. The reporting entity with a variable interest that provides the entity with a controlling financial interest in the VIE will have both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb the losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The Company does not consolidate its 50% owned South African joint venture interest in SACS, a VIE. SACS joint venture investors are GEO and Kensani Corrections, Pty. Ltd (an independent third party); each partner owns a 50% share. The Company has determined it is not the primary beneficiary of SACS since it does not have the power to direct the activities of SACS that most significantly impact its performance. As such, the Company's investment in this entity is accounted for under the equity method of accounting. SACS was established and subsequently, in 2001, was awarded a 25-year contract to design, finance and build the Kutama Sinthumule Correctional Centre in Louis Trichardt, South Africa. To fund the construction of the prison, SACS obtained long-term financing from its equity partners and lenders, the repayment of which is fully guaranteed by the South African government, except in the event of default, in which case the government guarantee is reduced to 80%. The Company's maximum exposure for loss under this contract is limited to its investment in the joint venture of approximately $10.2 million at December 31, 2022.

The Company does not consolidate its 50% owned joint venture in the United Kingdom. In February 2011, GEO UK, executed a Shareholders Agreement (the "Shareholders Agreement") with Amey Community Limited ("Amey") and Amey UK PLC ("Amey Guarantor") to form GEOAmey, a private company limited by shares incorporated in England and Wales. GEOAmey was formed by GEO UK and Amey (an independent third party) for the purpose of performing escort and related custody services in England, Wales and Scotland. In order to form this private company, GEOAmey issued share capital of £100 divided into 100 shares of £1 each and allocated the shares 50/50 to GEO UK and Amey. GEO UK and Amey each have three directors appointed to the Board of Directors and neither party has the power to direct the activities that most significantly impact the performance of GEOAmey. As such, the Company's investment in this entity is accounted for under the equity method of accounting. The Company's maximum exposure for loss under this contract is limited to its investment in the joint venture of approximately $8.7 million at December 31, 2022.

Fair Value Measurements

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date ("exit price"). The Company carries certain of its assets and liabilities at fair value, measured on a recurring basis, in the accompanying Consolidated Balance Sheets. The Company also has certain assets and liabilities which are not carried at fair value in its accompanying Consolidated Balance Sheets and discloses the fair value measurements compared to the carrying values as of each balance sheet date. The Company's fair value measurements are disclosed in Note 9 - Financial Instruments and Note 10 - Fair Value of Assets and Liabilities. The Company establishes fair value of its assets and liabilities using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels which distinguish between assumptions based on market data (observable inputs) and the Company's assumptions (unobservable inputs). The level in the fair value hierarchy within which the respective fair value measurement falls is determined based on the lowest level input that is significant to the measurement in its entirety. Level 1 inputs are quoted market prices in active markets for identical assets or liabilities. Level 2 inputs are other than quotable market prices included in Level 1 that are observable for the asset or liability either directly or indirectly through corroboration with observable market data.

Level 3 inputs are unobservable inputs for the assets or liabilities that reflect management's own assumptions about the assumptions market participants would use in pricing the asset or liability. The Company recognizes transfers between Levels 1, 2 and 3 as of the actual date of the event or change in circumstances that cause the transfer.

Revenue Recognition

Revenue is recognized when control of the promised goods or services is transferred to GEO's customers, in an amount that reflects the consideration GEO expects to be entitled to in exchange for those goods or services. Sales, value-added and other taxes GEO collects concurrent with revenue producing activities and that are subsequently remitted to governmental authorities are excluded from revenues. The guidance distinguishes between goods and services. The definition of services under the guidance includes everything other than goods. As such, in the case of GEO, this guidance views the provision of housing and electronic monitoring as a service.

When a contract includes variable consideration, GEO determines an estimate of the variable consideration and evaluates whether the estimate needs to be constrained; therefore, GEO includes the variable consideration in the transaction price only to the extent that it is probable that a significant reversal of the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Variable consideration estimates are updated at each reporting date. A limited number of GEO's domestic contracts have provisions upon which a small portion of the revenue for the contract is based on the performance of certain targets. Domestically, revenue based on the performance of certain targets is less than 1% of the Company's consolidated domestic revenues and was not significant during the periods presented. One of GEO's international contracts, related to its Ravenhall facility (discussed further below), contains a provision where a significant portion of the revenue for the contract is based on the performance of certain targets. These performance targets are based on specific criteria to be met over specific periods of time. Such criteria include the Company's ability to achieve certain contractual benchmarks relative to the quality of service it provides, non-occurrence of certain disruptive events, effectiveness of its quality control programs and its responsiveness to customer requirements. The performance of these targets is measured quarterly and there was no significant constraint on the estimate of such variable consideration for this contract during the years ended December 31, 2022, 2021 and 2020.

GEO does not disclose the value of unsatisfied performance obligations for (i) contracts with an expected length of one year or less and (ii) contracts for which revenue is recognized at the amount to which GEO has the right to invoice for services performed, which is generally the case for all of GEO's contracts. Incidental items that are immaterial in the context of the contract are recognized as expense. GEO generally does not incur incremental costs related to obtaining a contract with its customers that would meet the requirement for capitalization. There were no assets recognized from costs to obtain a contract with a customer at December 31, 2022 or 2021.

The timing of revenue recognition may differ from the timing of invoicing to customers. GEO records a receivable when services are performed which are due from its customers based on the passage of time. GEO records a contract liability if consideration is received in advance of the performance of services. Generally, GEO's customers do not provide payment in advance of the performance of services. Therefore, any contract liability is not significant at December 31, 2022 or 2021. Revenue recognized during the years ended December 31, 2022 and 2021 that was included in the opening balance of unearned revenue was not significant. There have been no significant amounts of revenue recorded in the periods presented from performance obligations either wholly or partially satisfied in prior periods.

The right to consideration under GEO's contracts is only dependent on the passage of time and is therefore considered to be unconditional. Payment terms and conditions vary by contract type, although, with the exception of the contract receivable related to GEO's Ravenhall facility (further discussed below), terms generally include a requirement of payment within 30 days after performance obligations are satisfied and generally do not include a significant financing component. There have been no significant changes in receivables or unearned revenue balances during the periods other than regular invoicing and collection activity.

The following table disaggregates GEO's revenue by major source and also provides a reconciliation with revenue information disclosed for reportable segments in Note 15 - Business Segments and Geographic Information:

	Year Ended December 31, 2022 (in thousands)				
	U.S. Secure Services	Electronic Monitoring and Supervision Services	Reentry Services	International	Total
Owned and Leased: Secure Services	$ 1,109,923	$ —	$ —	$ —	$ 1,109,923
Owned and Leased: Community-based	—	—	155,932	—	155,932
Managed Only	327,908	—	6,913	187,200	522,021
Electronic Monitoring Services and Other Reentry	—	496,268	92,583	—	588,851
Total Revenues	$ 1,437,831	$ 496,268	$ 255,428	$ 187,200	$ 2,376,727

| | Year Ended December 31, 2021 (in thousands) | | | | |
	U.S. Secure Services	Electronic Monitoring and Supervision Services	Reentry Services	International	Total
Owned and Leased - Secure Services	$ 1,127,688	$ —	$ —	$ —	$ 1,127,688
Owned and Leased - Community-based	—	—	150,888	—	150,888
Owned and Leased - Youth Services	—	—	33,920	—	33,920
Managed Only	361,248	—	3,977	213,849	579,074
Electronic Monitoring Services and Other Reentry	—	278,934	86,108	—	365,042
Total Revenues	$ 1,488,936	$ 278,934	$ 274,893	$ 213,849	$ 2,256,612

| | Year Ended December 31, 2020 (in thousands) | | | | |
	U.S Secure Services	Electronic Monitoring and Supervision Services	Reentry Services	International	Total
Owned and Leased - Secure Services	$ 1,198,881	$ —	$ —	$ —	$ 1,198,881
Owned and Leased - Community-based	—	—	145,491	—	145,491
Owned and Leased - Youth Services	—	—	75,792	—	75,792
Managed Only	372,335	—	5,513	227,540	605,388
Electronic Monitoring Services and Other Reentry	—	241,944	82,602	—	324,546
Total Revenues	$ 1,571,216	$ 241,944	$ 309,398	$ 227,540	$ 2,350,098

Owned and Leased - Secure Services

GEO recognizes revenue for secure housing services where GEO owns or leases the facility as services are performed. GEO provides for the safe and secure housing and care of incarcerated individuals under public-private partnerships with federal, state and local government agencies. This includes providing 24-hour care and supervision, including but not limited to, such services as medical, transportation, food service, laundry services and various programming activities. These tasks are considered to be activities to fulfill the safe and secure housing performance obligation and are not considered to be individually separate promises in the contract. Each of these activities is highly interrelated and GEO performs a significant level of integration of these activities. GEO has identified these activities as a bundle of services and determined that each day of the promised service is distinct. The services provided are part of a series of distinct services that are substantially the same and are measured using the same measure of progress (time-based output method). GEO has determined that revenue for these services are recognized over time as its customers simultaneously receive and consume the benefits as the services are performed, which is on a continual daily basis, and GEO has a right to payment for performance completed to date. Time-based output methods of revenue recognition are considered to be a faithful depiction of GEO's efforts to fulfill its obligations under its contracts and therefore reflect the transfer of services to its customers. GEO's customers generally pay for these services based on a net rate per day per individual or on a fixed monthly rate.

Owned and Leased - Community-based

GEO recognizes revenue for community-based reentry services where GEO owns or leases the facility in a manner similar to its secure services discussed above. GEO provides individuals nearing the end of their judicially imposed sentence with the resources necessary to productively transition back into society. Through its residential reentry centers, GEO provides federal and state parolees and probationers with temporary housing, rehabilitation, substance abuse counseling and vocational and educational programs. These activities are considered to be a bundle of services which are a part of a series of distinct services recognized over time based on the same criteria as discussed above for secure services revenues. GEO's customers also generally pay for these services based on a net rate per day per individual or on a fixed monthly rate.

Owned and Leased - Youth Services

GEO recognized revenues for youth services where GEO owned or leased the facility in the same manner as discussed above for the housing, supervision, care and rehabilitation of troubled youth residents. The activities to house and care for troubled youth residents were also considered to be a bundle of services which are part of a series of distinct services recognized over time based on the same criteria discussed for the previous two revenue streams. GEO's customers generally paid for these services based on a net rate per day per individual. On July 1, 2021, the Company completed a divestiture of its youth division.

Managed Only

GEO recognizes revenue for its managed only contracts in the same manner as its Owned and Leased Secure Services and Owned and Leased Community-based contracts as discussed above. The primary exception is that GEO does not own or lease the facility. The facility is owned by the customer. In certain circumstances, GEO's customers may request that GEO make certain capital improvements to the facility or make other payments related to the facility. These payments are amortized as a reduction of revenues over the life of the contract. GEO's customers generally pay for these services based on a net rate per day per individual or a fixed monthly rate.

Electronic Monitoring and Supervision Services and Other Reentry

Electronic Monitoring and Supervision Services and Other Reentry revenue consist of the Company's contracts with federal and various state and local governments to provide location, alcohol and drug detecting electronic monitoring and case management services to individuals on an as needed or as requested basis. This category also includes the Company's day reporting centers.

GEO recognizes revenues for electronic monitoring and case management services as the services are performed. Services provided consist of community-based supervision (home visits), in-person reporting, telephonic reporting and GPS and other electronic monitoring as well as overall contract management services. The rates for the various services are considered to be stated at their individual stand-alone selling prices. GEO has determined that the services to be provided are recognized over time based on the unit of occurrence of the various services as its customer simultaneously receives and consumes the benefits as the services are performed and GEO has a right to payment for performance completed to date. Generally, these services are paid based on a net rate per occurrence and a monthly fee for management services.

Certain of the Company's electronic monitoring contracts include providing monitoring equipment and related monitoring services activities (using internal proprietary software platforms) to its customers. These tasks are considered to be activities to fulfill the promise to provide electronic monitoring services to individuals and are not considered to be individually separate promises in the contract. In the context of the contract, the equipment and monitoring service is not considered to be capable of being distinct as the customer typically cannot benefit from the equipment or monitoring service on its own or with other readily available resources. Management has identified these activities as a bundle of services and determined that each day or unit of the promised service is distinct. These services are part of a series of distinct services that are substantially the same and are measured using the same measure of progress (time-based output method) and are therefore accounted for as a single performance obligation. GEO has determined that services are recognized over time as the customer simultaneously receives and consumes the benefits as the services are performed and GEO has a right to payment for performance completed to date.

Services provided for GEO's day reporting centers are similar to its Owned and Leased Community-based services discussed above with the exception of temporary housing.

Income Taxes

The consolidated financial statements reflect provisions for federal, state, local and foreign income taxes. The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, as well as operating loss and tax credit carryforwards. The Company measures deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and carryforwards are expected to be recovered or settled. The effect on deferred tax assets and liabilities as a result of a change in tax rates is recognized as income in the period that includes the enactment date. Refer to Note 16 - Income Taxes. For years prior to 2021, the Company was taxed as a REIT and did not expect to pay federal income taxes at the REIT level (including its qualified REIT subsidiaries). However, our wholly owned taxable REIT subsidiaries were fully subject to federal, state and foreign income taxes, as applicable. While a REIT, the Company was required to distribute at least 90% of its REIT level taxable income to shareholders, and the resulting dividends paid deduction offset its REIT taxable income. Consequently, while a REIT, since the Company did not expect to pay taxes on its REIT taxable income, it was not able to recognize deferred tax assets and liabilities.

Deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws. Significant judgments are required to determine the consolidated provision for income taxes. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. Realization of the Company's deferred tax assets is dependent upon many factors such as tax regulations applicable to the jurisdictions in which the Company operates, estimates of future taxable income and the character of such taxable income.

Additionally, the Company must use significant judgment in addressing uncertainties in the application of complex tax laws and regulations. If actual circumstances differ from the Company's assumptions, adjustments to the carrying value of deferred tax assets or liabilities may be required, which may result in an adverse impact on the results of its operations and its effective tax rate. Valuation allowances are recorded related to deferred tax assets based on the "more likely than not" criteria. The Company has not made any significant changes to the way it accounts for its deferred tax assets and liabilities in any year presented in the consolidated financial statements. Based on its estimate of future earnings and its favorable earnings history, the Company currently expects full realization of the deferred tax assets net of any recorded valuation allowances. Furthermore, tax positions taken by the Company may not be fully sustained upon examination by the taxing authorities. In determining the adequacy of our provision (benefit) for income taxes, potential settlement outcomes resulting from income tax examinations are regularly assessed. As such, the final outcome of tax examinations, including the total amount payable or the timing of any such payments upon resolution of these issues, cannot be estimated with certainty.

Reserves for Insurance Losses

The nature of the Company's business exposes it to various types of third-party legal claims, including, but not limited to, civil rights claims relating to conditions of confinement and/or mistreatment, sexual misconduct claims brought by individuals within our care, medical malpractice claims, product liability claims, intellectual property infringement claims, claims relating to employment matters (including, but not limited to, employment discrimination claims, union grievances and wage and hour claims), property loss claims, environmental claims, automobile liability claims, contractual claims and claims for personal injury or other damages resulting from contact with our facilities, programs, electronic monitoring products, personnel or individuals within our care, including damages arising from the escape of an individual in the Company's care or from a disturbance or riot at a facility. In addition, the Company's management contracts generally require it to indemnify the governmental agency against any damages to which the governmental agency may be subject in connection with such claims or litigation. The Company maintains a broad program of insurance coverage for these general types of claims, except for claims relating to employment matters, for which the Company carries no insurance. There can be no assurance that the Company's insurance coverage will be adequate to cover all claims to which it may be exposed. It is the Company's general practice to bring merged or acquired companies into its corporate master policies in order to take advantage of certain economies of scale.

On October 1, 2021, GEO formed a wholly owned captive insurance subsidiary, Florina Insurance Company, Inc. ("Florina"), to enhance its risk financing strategies. Florina is incorporated in the state of Vermont and is licensed and regulated by the state of Vermont, including with respect to its insurance programs, levels of liquidity and other requirements. GEO began procuring insurance policies to cover deductibles for workers' compensation, general liability, automobile liability, medical professional liability and directors' and officers' liability as well as procuring insurance policies for excess liability, its directors' and officers' excess liability and excess medical professional liability through Florina effective October 1, 2021. Florina holds cash and investments in order to meet solvency requirements and meet financial obligations as presented, including an investment portfolio of marketable fixed income and equity securities.

The Company currently maintains a general liability policy and excess liability policies with total limits of $75.0 million per occurrence and $95.0 million total general liability annual aggregate limits covering the operations of U.S. Secure Services, Reentry Services and Electronic Monitoring and Supervision Services. The Company has an occurrence based liability insurance program with a specific loss limit of $40.0 million per occurrence and in the aggregate related to medical professional liability claims arising out of correctional healthcare services. The Company is uninsured for any claims in excess of these limits. We also maintain insurance to cover property and other casualty risks including, workers' compensation, environmental liability, cybersecurity liability and automobile liability.

For most casualty insurance policies, the Company carries substantial deductibles or self-insured retentions of $4.0 million per occurrence for general liability and $5.0 million per occurrence for medical professional liability, $2.0 million per occurrence for workers' compensation, $2.5 million per occurrence for directors' and officers' liability and $1.0 million per occurrence for automobile liability. In addition, certain of the Company's facilities located in Florida and other high-risk hurricane areas carry substantial windstorm deductibles. Since hurricanes are considered unpredictable future events, no reserves have been established to pre-fund for potential windstorm damage. Limited commercial availability of certain types of insurance relating to windstorm exposure in coastal areas and earthquake exposure mainly in California and the Pacific Northwest may prevent the Company from insuring some of its facilities to full replacement value.

With respect to operations in South Africa and Australia, the Company utilizes a combination of locally procured insurance and global policies to meet contractual insurance requirements and protect the Company. In addition to these policies, the Company's Australian subsidiary carries tail insurance on a general liability policy related to a discontinued contract.

Of the insurance policies discussed above, the Company's most significant insurance reserves relate to workers' compensation, general liability and auto claims. These reserves, which include Florina's reserves and GEO's legacy reserves and administrative costs for the plans, are undiscounted and were $79.0 million and $74.2 million as of December 31, 2022 and 2021, respectively, and are included in Accrued Expenses in the accompanying Consolidated Balance Sheets. The Company uses statistical and actuarial methods to estimate amounts for claims that have been reported but not paid and claims incurred but not reported. In applying these methods and assessing their results, the Company considers such factors as historical frequency and severity of claims at each of its facilities, claim development, payment patterns and changes in the nature of its business, among other factors. Such factors are analyzed for each of the Company's business segments. The Company estimates may be impacted by such factors as increases in the market price for medical services and unpredictability of the size of jury awards.

The Company also may experience variability between its estimates and the actual settlement due to limitations inherent in the estimation process, including its ability to estimate costs of processing and settling claims in a timely manner as well as its ability to accurately estimate the Company's exposure at the onset of a claim. Because the Company has high deductible insurance policies, the amount of its insurance expense is dependent on its ability to control its claims experience. If actual losses related to insurance claims significantly differ from the Company's estimates, its financial condition, results of operations and cash flows could be materially adversely impacted.

Comprehensive Income (Loss)

Comprehensive income (loss) represents the change in shareholders' equity from transactions and other events and circumstances arising from non-shareholder sources. The Company's total comprehensive income is comprised of net income attributable to GEO, net income attributable to noncontrolling interests, foreign currency translation adjustments that arise from consolidating foreign operations that do not impact cash flows, net unrealized gains and/ or losses on derivative instruments, and pension liability adjustments in the consolidated statements of shareholders' equity.

The components of accumulated other comprehensive loss attributable to GEO included in the consolidated statement of shareholders' equity are as follows (in thousands):

	Foreign currency translation adjustments attributable to The GEO Group, Inc.	Unrealized (loss) gain on derivatives, net of tax	Change Marketable Securities, net of tax	Pension adjustments, net of tax	Total
Balance, January 1, 2022	$ (12,461)	$ (2,524)	$ 7	$ (5,238)	$ (20,216)
Current-period other comprehensive income (loss)	(7,554)	6,169	(960)	5,642	3,297
Balance, December 31, 2022	$ (20,015)	$ 3,645	$ (953)	$ 404	$ (16,919)

	Foreign currency translation adjustments attributable to The GEO Group, Inc.	Unrealized loss on derivatives, net of tax	Change Marketable Securities, net of tax	Pension adjustments, net of tax	Total
Balance, January 1, 2021	$ (9,207)	$ (4,752)	$ —	$ (8,630)	$ (22,589)
Current-period other comprehensive income (loss)	(3,254)	2,228	7	3,392	2,373
Balance, December 31, 2021	$ (12,461)	$ (2,524)	$ 7	$ (5,238)	$ (20,216)

There were no reclassifications out of accumulated other comprehensive income (loss) during the years ended December 31, 2022 or 2021.

The foreign currency translation adjustment, net of tax, related to noncontrolling interests was not significant for the years ended December 31, 2022 or 2021.

Foreign Currency Translation

The Company's foreign operations use their local currencies as their functional currencies. Assets and liabilities of the operations are translated at the exchange rates in effect on the balance sheet date and shareholders' equity is translated at historical rates. Income statement items are translated at the average exchange rates for the year. Any adjustment resulting from translating the financial statements of the foreign subsidiary is reflected as other comprehensive income, net of related tax. Gains and losses on foreign currency transactions are included in the statement of operations.

Derivatives

The Company's primary objective in holding derivatives is to reduce the volatility of earnings and cash flows associated with changes in interest rates. The Company measures its derivative financial instruments at fair value and records derivatives as either assets or liabilities on the balance sheet. For derivatives that are designed as and qualify as effective cash flow hedges, the portion of gain or loss on the derivative instrument effective at offsetting changes in the hedged item is reported as a component of accumulated other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. For derivative instruments that are designated as and qualify as effective fair value hedges, the gain or loss on the derivative instruments as well as the offsetting gain or loss on the hedged items attributable to the hedged risk is recognized in current earnings as interest income (expense) during the period of the change in fair values. For derivative instruments that do not meet the requirements for hedge accounting, changes in fair value are recorded in earnings. Derivative instruments are classified in the same category as cash flows from the items being hedged and any related gains and losses are reported as financing activities in the Consolidated Statement of Cash Flows.

The Company formally documents all relationships between hedging instruments and hedge items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes attributing all derivatives that are designated as cash flow hedges to floating rate liabilities and attributing all derivatives that are designated as fair value hedges to fixed rate liabilities. The Company also assesses whether each derivative is highly effective in offsetting changes in the cash flows of the hedged item. Fluctuations in the value of the derivative instruments are generally offset by changes in the hedged item; however, if it is determined that a derivative is not highly effective as a hedge or if a derivative ceases to be a highly effective hedge, the Company will discontinue hedge accounting prospectively for the affected derivative.

Stock-Based Compensation Expense

The Company recognizes the cost of stock-based compensation awards based upon the grant date fair value of those awards. The impact of forfeitures that may occur prior to vesting is also estimated and considered in the amount recognized. Stock-based compensation expense is recognized ratably over the requisite service period, which is typically the vesting period.

The fair value of stock-based option awards was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions for options awarded during years 2022, 2021 and 2020:

	2022	2021	2020
Risk free interest rates	1.56%	0.24%	1.79%
Expected term	4-5 years	4-5 years	4-5 years
Expected volatility	48%	43%	41%
Expected dividend rate [1]	—	13.30%	13.11%

[1] As previously discussed, the Board elected to terminate the Company's REIT election and discontinue its quarterly dividend. The assumptions above were used to determine the fair value of stock-based option awards granted prior to the Board's suspension and discontinuation of quarterly dividends.

The Company uses historical data to estimate award exercises and employee terminations within the valuation model. The expected term of the awards represents the period of time that awards granted are expected to be outstanding and is based on historical data and expected holding periods.

For restricted stock share-based awards that contain a performance condition, the achievement of the targets must be probable before any share-based compensation is recorded. If subsequent to the initial measurement there is a change in the estimate of the probability of meeting the performance condition, the effect of the change in the estimated quantity of awards expected to vest is recognized by cumulatively adjusting compensation expense. If ultimately the performance targets are not met, for any awards where vesting was previously deemed probable, previously recognized compensation expense will be reversed in the period in which vesting is no longer deemed probable.

For restricted stock share-based awards that contain a market condition, the probability of satisfying the market condition is considered in the estimate of grant-date fair value and previously recorded compensation expense is not reversed if the market condition is never met. The fair value of restricted stock awards granted in 2022, 2021 and 2020 with market-based performance conditions was determined based on a Monte Carlo simulation, which calculates a range of possible outcomes and the probabilities that they will occur, using the following average key assumptions:

	2022	2021	2020
Expected volatility	57.5%	48.2%	30.3%
Beta	0.93	0.79	1.12
Risk free interest rate	1.45%	0.22%	0.85%

Earnings Per Share

Basic earnings per share of common stock is computed by dividing the net income attributable to The GEO Group, Inc. available to common stockholders by the weighted-average number of common shares outstanding for the period. Net income attributable to The GEO Group, Inc. available to common stockholders represents net income attributable to The GEO Group, Inc. reduced by an allocation of earnings to participating securities. The 6.50% Exchangeable Notes due 2026, which contain non-forfeitable rights to dividends declared and paid on the shares of common stock, are participating securities and are included in the computation of earnings per share pursuant to the two-class method. Diluted EPS is calculated under the if-converted method and the two-class method for each class of shareholders using the weighted average number of shares attributable to each class. The calculation that results in the lowest diluted earnings per share amount for common stock is reported in the Company's financial statements.

Recent Accounting Pronouncements

The following accounting standard will be adopted in future periods:

In March 2020, the FASB issued ASU 2020-04, *"Reference Reform Rate (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting,"* to provide temporary optional expedients and exceptions to the contract modifications, hedge relationships and other transactions affected by reference rate reform if certain criteria are met. This ASU, which was effective upon issuance and may be applied through December 31, 2024, is applicable to all contracts and hedging relationships that reference the London Interbank Offered Rate or any other reference rate expected to be discontinued. The Company does not expect any significant impacts of reference rate reform and the application of this guidance.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants and the SEC did not, or are not expected to, have a material effect on the Company's results of operations or financial position.
.

2.   Shareholders' Equity

Common Stock

Each holder of the Company's common stock is entitled to one vote per share on all matters to be voted upon by the Company's shareholders. Upon any liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share equally in all assets available for distribution after payment of all liabilities, subject to the liquidation preference of shares of preferred stock, if any, then outstanding.

Distributions

As previously discussed, on December 2, 2021, the Company announced that its Board unanimously approved a plan to terminate the Company's REIT status and become a taxable C Corporation, effective for the year ended December 31, 2021. As a result, the Company is no longer required to operate under REIT rules, including the requirement to distribute at least 90% of its taxable income to its stockholders. The Board also voted unanimously to discontinue the Company's quarterly dividend.

Stock Buyback Program

On February 14, 2018, the Company announced that its Board authorized a stock buyback program authorizing the Company to repurchase up to a maximum of $200 million of its shares of common stock. The stock buyback program was funded primarily with cash on hand, free cash flow and borrowings under the Company's $900 million revolving credit facility (the "Revolver"). The program expired on

October 20, 2020. The stock buyback program was intended to be implemented through purchases made from time to time in the open market or in privately negotiated transactions, in accordance with applicable Securities and Exchange Commission ("SEC") requirements. The stock buyback program did not obligate the Company to purchase any specific amount of its common stock and could have been suspended or extended at any time at the discretion of the Company's Board. During the year ended December 31, 2020, the Company purchased 553,665 shares of its common stock at a cost of $9.0 million primarily purchased with proceeds from the Company's Revolver.

Preferred Stock

In April 1994, the Company's Board authorized 30 million shares of "blank check" preferred stock. The Board is authorized to determine the rights and privileges of any future issuance of preferred stock such as voting and dividend rights, liquidation privileges, redemption rights and conversion privileges. As of December 31, 2022 and 2021, there were no shares of preferred stock outstanding.

Noncontrolling Interests

The Company includes the results of operations and financial position of SACM or the "joint venture", its majority-owned subsidiary, in its consolidated financial statements. SACM was established in 2001 to operate correctional centers in South Africa. The joint venture currently provides security and other management services for the Kutama Sinthumule Correctional Centre in the Republic of South Africa under a 25-year management contract which commenced in February 2002. The Company's and the joint venture partner's shares in the profits of the joint venture are 88.75% and 11.25%, respectively. There were no changes in the Company's ownership percentage of the consolidated subsidiary during the years ended December 31, 2022, 2021 and 2020.

3.   Equity Incentive Plans

The Board has adopted The GEO Group, Inc. Amended and Restated 2018 Stock Incentive Plan (the "2018 Amended and Restated Plan"), which was approved by the Company's shareholders on April 28, 2021. The 2018 Amended and Restated Plan supersedes the previous 2018 Stock Incentive Plan. As of the date the 2018 Amended and Restated Plan was approved by the Company's shareholders, it provided for a reserve of an additional 16,800,000 shares of common stock that may be issued pursuant to awards granted under the 2018 Amended and Restated Plan. The Company filed a Form S-8 registration statement related to the 2018 Amended and Restated Plan on June 15, 2021.

Under the terms of the 2018 Amended and Restated Plan, the vesting period and, in the case of stock options, the exercise price per share, are determined by the terms of each grant agreement. All stock options that have been granted under the Company plans are exercisable at the fair market value of the common stock at the date of the grant. Generally, the stock options vest and become exercisable ratably over a four-year period. All stock options awarded under the 2018 Amended and Restated Plan expire no later than ten years after the date of the grant. When options are exercised, the Company issues shares of common stock related to the exercised options.

The Company recognized compensation expense related to the Company plans for the years ended December 31, 2022, 2021 and 2020 as follows (in thousands):

	2022	2021	2020
Stock option plan expense	$ 552	$ 760	$ 1,141
Restricted stock expense	$ 15,652	$ 18,439	$ 22,755

Stock Options

A summary of the activity of the Company's stock options plans is presented below:

	Shares (In thousands)		Wtd. Avg. Exercise Price	Wtd. Avg. Remaining Contractual Term (years)		Aggregate Intrinsic Value (In thousands)
Options outstanding at January 1, 2022	1,847	$	19.92	6.23	$	73
Granted	342		5.76			
Exercised	(10)		7.52			
Forfeited/Canceled	(294)		16.07			
Options outstanding at December 31, 2022	1,885	$	18.03	5.93	$	2,374
Options vested and expected to vest at December 31, 2022	1,826	$	18.37	5.85	$	2,141
Options exercisable at December 31, 2022	1,200	$	22.94	4.63	$	212

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (i.e., the difference between the Company's closing stock price on the last trading day of 2022 and the exercise price, times the number of shares that are "in the money") that would have been received by the option holders had all option holders exercised their options on December 31, 2022. This amount changes based on the fair value of the Company's stock.

The following table summarizes information relative to stock option activity during the years ended December 31, 2022, 2021 and 2020 (in thousands):

		2022		2021		2020
Intrinsic value of options exercised	$	24	$	-	$	-
Fair value of shares vested	$	600	$	925	$	1,061

The following table summarizes information about the exercise prices and related information of stock options outstanding under the Company plans at December 31, 2022:

	Options Outstanding				Options Exercisable			
Exercise Prices ($)	Number Outstanding (In thousands)	Wtd. Avg. Remaining Contractual Life		Wtd. Avg. Exercise Price	Number Exercisable	Wtd. Avg. Remaining Contractual Life		Wtd. Avg. Exercise Price
0-18.23	849	8.11	$	9.46	214	7.33	$	12.58
18.24-22.26	439	4.02	$	20.95	439	4.02	$	20.95
22.27-29.39	359	4.40	$	25.31	309	4.07	$	25.74
29.40-45.00	238	4.06	$	32.27	238	4.06	$	32.27
Total	1,885	5.93	$	18.03	1,200	4.63	$	22.94

The weighted average grant date fair value of options granted during the year ended December 31, 2022, 2021 and 2020 was $2.49, $0.79 and $1.59 per share, respectively. There were 0.3 million, 0.5 million and 0.5 million options granted during the year ended December 31, 2022, 2021 and 2020, respectively.

The following table summarizes the status of non-vested stock options as of December 31, 2022 and changes during the year ended December 31, 2022:

	Number of Shares	Wtd. Avg. Grant Date Fair Value	
	(In thousands)		
Options non-vested at January 1, 2022	682	$	1.79
Granted	342		2.49
Vested	(258)		2.32
Forfeited	(294)		2.70
Options non-vested at December 31, 2022	472	$	1.89

As of December 31, 2022, the Company had $0.8 million of unrecognized compensation costs related to non-vested stock option awards that are expected to be recognized over a weighted average period of 2.7 years.

Restricted Stock

During the year ended December 31, 2022, the Company granted approximately 1,835,592 shares of restricted stock to certain employees and executive officers. Of these awards, 1,025,000 are market and performance-based awards that will be forfeited if the Company does not achieve certain annual metrics during 2022, 2023 and 2024. The fair value of restricted stock awards, which do not contain a market-based condition, is determined using the closing price of the Company's common stock on the date of the grant and compensation expense is recognized over the vesting period. Generally, the restricted stock awards vest in equal increments over either a three or four-year period.

The vesting of market and performance-based restricted stock grants awarded in 2022 are subject to the achievement by GEO of two annual performance metrics as follows: (i) up to 50% of the shares of restricted stock ("TSR Target Award") can vest at the end of a three-year performance period if GEO meets certain total shareholder return ("TSR") performance targets, as compared to the total shareholder return of a peer group of companies, over a three year period from January 1, 2022 to December 31, 2024 and (ii) up to 50% of the shares of restricted stock ("ROCE Target Award") can vest at the end of a three-year period if GEO meets certain return on capital employed ("ROCE") performance targets over a three year period from January 1, 2022 to December 31, 2024. These market and performance awards can vest at between 0% and 200% of the target awards for both metrics. The number of shares shown for the market and performance-based awards is based on the target awards for both metrics.

During the year ended December 31, 2021, the Company granted approximately 1,551,000 shares of restricted stock to certain employees and executive officers. Of these awards, 919,000 are market and performance-based awards that will be forfeited if the Company does not achieve certain annual metrics over a three-year period from January 1, 2021 to December 31, 2023.

The vesting of the market and performance-based restricted stock grants awarded in 2021 are subject to the achievement by GEO of two annual performance metrics as follows: (i) up to 50% of the TSR Target Award can vest at the end of a three-year performance period if GEO meets certain TSR performance targets, as compared to the total shareholder return of a peer group of companies, over a three year period from January 1, 2021 to December 31, 2023; and (ii) up to 50% of the ROCE Target Award can vest at the end of a three-year performance period if GEO meets certain ROCE performance targets over a three year period from January 1, 2021 to December 31, 2023. Certain of these performance-based restricted stock grants can vest over a one-year period if GEO meets certain performance targets, as mentioned above, over a three-year period from January 1, 2021 to December 31, 2023. These market and performance-based awards can vest at between 0% and 200% of the target awards for both metrics. The number of shares shown for the market and performance-based awards is based on the target awards for both metrics.

During the year ended December 31, 2020, the Company granted 900,000 shares of restricted stock to its executive officers and to certain senior employees. Of these awards, 360,000 are market and performance-based awards that will be forfeited if the Company does not achieve certain annual metrics over a three-year period from January 1, 2020 to December 31, 2022.

The vesting of the market and performance-based restricted stock grants awarded in 2020 are subject to the achievement by GEO of two annual performance metrics as follows: (i) up to 50% of the TSR Target Award can vest at the end of a three-year performance period if GEO meets certain TSR performance targets, as compared to the total shareholder return of a peer group of companies, over a three year period from January 1, 2020 to December 31, 2022; and (ii) up to 50% of the ROCE Target Award can vest at the end of a three-year period if GEO meets certain ROCE performance targets over a three year period from January 1, 2020 to December 31, 2022. These performance awards can vest at the end of the three-year performance period at between 0% and 200% of the target awards for both metrics. The number of shares shown for the performance-based awards is based on the target awards for both metrics.

The metric related to TSR is considered to be a market condition. For share-based awards that contain a market condition, the probability of satisfying the market condition must be considered in the estimate of grant-date fair value. Compensation expense is recognized over the vesting period and previously recorded compensation expense is not reversed if the market condition is never met. Refer to Note 1 - Summary of Business Organization, Operations and Significant Accounting Policies-*Stock-Based Compensation Expense,* for the assumptions and method used to value these awards.

The metric related to ROCE is considered to be a performance condition. For share-based awards that contain a performance condition, the achievement of the targets must be probable before any share-based compensation expense is recorded. The Company reviews the likelihood of which target in the range will be achieved and if deemed probable, compensation expense is recorded at that time. If subsequent to the initial measurement there is a change in the estimate of the probability of meeting the performance condition, the effect of the change in the estimated quantity of awards expected to vest is recognized by cumulatively adjusting compensation expense. If ultimately the performance targets are not met, for any awards where vesting was previously deemed probable, previously recognized compensation expense will be reversed in the period in which vesting is no longer deemed probable. During 2022, 2021 and 2020, the Company deemed the achievement of the target award to be probable and there were no changes in the estimated quantity of awards expected to vest. The fair value of these awards was determined based on the closing price of the Company's common stock on the date of grant.

The following table summarizes the status of restricted stock awards as of December 31, 2022 and changes during the year ended December 31, 2022:

	Shares		Wtd. Avg. Grant Date Fair value
	(In thousands)		
Restricted stock outstanding at January 1, 2022	2,619	$	12.53
Granted	1,836		6.15
Vested	(807)		16.27
Forfeited/Canceled	(53)		9.51
Restricted stock outstanding at December 31, 2022	3,595	$	8.28

As of December 31, 2022, the Company had $14.0 million of unrecognized compensation cost that is expected to be recognized over a weighted average period of 2.1 years.

Employee Stock Purchase Plan

The Company previously adopted The GEO Group, Inc. 2011 Employee Stock Purchase Plan (the "Plan" or "ESPP") effective July 9, 2011. The Company has since amended and restated the Plan (the "Amended ESPP") which was approved by the Company's shareholders on April 28, 2021, and became effective on July 9, 2021. The purpose of the Amended ESPP, which is qualified under Section 423 of the Code, is to encourage stock ownership through payroll deductions by the employees of GEO and designated subsidiaries of GEO in order to increase their identification with the Company's goals and secure a proprietary interest in the Company's success. These deductions are used to purchase shares of the Company's Common Stock at a 5% discount from the then current market price. The maximum number of shares of common stock reserved for issuance over the term of the Amended ESPP on the amended effective date shall not exceed 506,023 shares.

The Amended ESPP is considered to be non-compensatory. As such, there is no compensation expense required to be recognized. Share purchases under the Amended ESPP are made on the last day of each month. During the years ended December 31, 2022, 2021 and 2020, 25,573, 42,627 and 49,896 shares of common stock, respectively, were issued in connection with the Plan.

4.   Earnings Per Share

Basic earnings per share of common stock is computed by dividing the net income attributable to The GEO Group, Inc. available to common stockholders by the weighted-average number of common shares outstanding for the period. Net income attributable to The GEO Group, Inc. available to common stockholders represents net income attributable to The GEO Group, Inc. reduced by an allocation of earnings to participating securities. The 6.50% Exchangeable Notes due 2026, which contain non-forfeitable rights to dividends declared and paid on the shares of common stock, are participating securities and are included in the computation of earnings per share pursuant to the two-class method. Diluted EPS is calculated under the if-converted method and the two-class method for each class of shareholders using the weighted average number of shares attributable to each class. The calculation that results in the lowest diluted earnings per share amount for common stock is reported in the Company's financial statements. The if-converted method includes the dilutive effect of potential common shares related to the 6.50% Exchangeable Notes due 2026, if any. Basic and diluted earnings per share were calculated for the years ended December 31, 2022, 2021 and 2020 as follows (in thousands, except per share data):

Fiscal Year		2022		2021		2020
		(In thousands, except per share data)				
Net Income	$	171,692	$	77,233	$	112,831
Loss attributable to noncontrolling interests		121		185		201
Less: Undistributed income allocable to participating securities		(29,346)		(6,982)		—
Net income attributable to The GEO Group, Inc. available to common stockholders	$	142,467	$	70,436	$	113,032
Basic earnings per share attributable to The GEO Group, Inc. available to common stockholders:						
Weighted average shares outstanding		121,040		120,384		119,719
Per share amount - basic	$	1.18	$	0.59	$	0.94
Diluted earnings per share attributable to The GEO Group, Inc. available to common stockholders:						
Weighted average shares outstanding		121,040		120,384		119,719
Dilutive effect of equity incentive plans		1,241		348		272
Weighted average shares assuming dilution		122,281		120,732		119,991
Per share amount - diluted	$	1.17	$	0.58	$	0.94

For the year ended December 31, 2022, 1,958,443 weighted average shares of common stock underlying options were excluded from the computation of diluted EPS because the effect would be anti-dilutive. For the same period, 312,963 common stock equivalents from restricted shares were anti-dilutive and excluded from the computation of diluted EPS.

For the year ended December 31, 2021, 2,047,072 weighted average shares of common stock underlying options were excluded from the computation of diluted EPS because the effect would be anti-dilutive. For the same period, 1,016,208 common stock equivalents from restricted shares were anti-dilutive and excluded from the computation of diluted EPS.

For the year ended December 31, 2020, 1,931,407 weighted average shares of common stock underlying options were excluded from the computation of diluted EPS because the effect would be anti-dilutive. For the same period, 1,652,986 common stock equivalents from restricted shares were anti-dilutive and excluded from the computation of diluted EPS.

On February 24, 2021, the Company's wholly owned subsidiary, GEO Corrections Holdings, Inc. ("GEOCH"), completed a private offering of $230 million aggregate principal amount of 6.50% Exchangeable Senior Unsecured Notes due 2026. Refer to Note 12 – Debt for additional information. As of December 31, 2022, conditions had not been met to exchange the 6.50% Exchangeable Notes due 2026 into shares of the Company's common stock. Approximately 24.9 million shares of potential common stock associated with the conversion option embedded in the convertible notes were excluded from the computation of EPS for the year ended December 31, 2022 and 2021 as the Company's average stock price during the period was lower than the exchange price.

5. Property and Equipment

Property and equipment consist of the following at fiscal year-end:

	Useful Life (Years)	2022 (In thousands)	2021
Land	—	$ 120,970	$ 120,837
Buildings and improvements	2 to 50	2,291,710	2,277,575
Leasehold improvements	1 to 29	273,233	278,299
Equipment	3 to 10	239,188	220,965
Furniture, fixtures and computer software	1 to 7	72,154	68,474
Facility construction in progress	—	26,606	20,758
Total		$ 3,023,861	$ 2,986,908
Less accumulated depreciation and amortization		(1,021,840)	(949,063)
Property and equipment, net		$ 2,002,021	$ 2,037,845

The Company amortizes its leasehold improvements over the shorter of their estimated useful lives or the terms of the leases including renewal periods that are reasonably assured. The Company's construction in progress primarily consists of new construction and renovations to facilities that are owned by the Company. There was no Interest capitalized in property and equipment for the years ended December 31, 2022 and 2021.

Depreciation expense was $111.6 million, $109.6 million and $112.4 million for the years ended December 31, 2022, 2021 and 2020, respectively.

At December 31, 2022 and 2021, the Company had $20.5 million of assets recorded under finance leases related to land, buildings and improvements. Finance leases are recorded net of accumulated amortization of $18.7 million and $17.1 million, at December 31, 2022 and 2021, respectively. Depreciation expense related to assets recorded under finance leases for each of the years ended December 31, 2022, 2021 and 2020 was $1.5 million, $1.7 million and $1.2 million, respectively and are included in Depreciation and Amortization in the accompanying consolidated statements of operations.

6. Contract Receivable

On September 16, 2014, GEO's wholly-owned subsidiary, GEO Ravenhall Pty. Ltd., in its capacity as trustee of another wholly-owned subsidiary, GEO Ravenhall Trust ("Project Co"), signed the Ravenhall Prison Project Agreement ("Ravenhall Contract") with the State of Victoria (the "State") for the development and operation of a 1,300-bed facility in Ravenhall, a locality near Melbourne, Australia under a public-private partnership financing structure. The design and construction phase ("D&C Phase") of the agreement began in September 2014 and was completed in November 2017. Project Co was the primary developer during the D&C Phase and subcontracted with a bonded international design and build contractor to design and construct the facility. GEO's wholly owned subsidiary, The GEO Group Australasia Pty. Ltd. ("GEO Australia") is currently operating the facility under a 25-year management contract ("Operating Phase"). During the D&C Phase, GEO Australia provided construction management and consultant services to the State.

During the D&C Phase, the Company recognized revenue as earned on a percentage of completion basis measured by the percentage of costs incurred to date as compared to the estimated total costs for the design and construction of the facility. Costs incurred and estimated earnings in excess of billings were classified as Contract Receivable in the accompanying consolidated balance sheets. The balance was recorded at net present value based on the timing of expected future settlement. Interest income was recorded as earned using an effective interest rate of 8.97%. On September 20, 2022, the Company sold its equity investment interest in the Ravenhall project and, as a result, the Contract Receivable was transferred to the buyer and is no longer an asset of the Company. Refer to Note 17 - Commitments, Contingencies and Other Matters for further information.

7. Derivative Financial Instruments

The Company's primary objective in holding derivatives is to reduce the volatility of earnings and cash flows associated with changes in interest rates. The Company measures its derivative financial instruments at fair value.

In August 2019, the Company entered into two interest rate swap agreements in the aggregate notional amount of $44.3 million to fix the interest rate on certain of its variable rate debt to 4.22%. The Company has designated these interest rate swaps as hedges against changes in the cash flows of two identical promissory notes (the "Notes") which are secured by loan agreements and mortgage and security agreements on certain real property and improvements. The Company has determined that the swaps have payment, expiration dates, and provisions that coincide with the terms of the Notes and are therefore considered to be effective cash flow hedges. Accordingly, the Company records the change in fair value of the interest rate swaps as accumulated other comprehensive income (loss), net of applicable taxes. Total unrealized gains recorded in total other comprehensive income (loss), net of tax, related to these cash flow hedges was $6.2 million during the year ended December 31, 2022. The total fair value of the swap assets as of December 31, 2022 was $4.6 million and is recorded as a component of Other Non-Current assets within the accompanying balance sheet. There was no material ineffectiveness for the period presented. The Company does not expect to enter into any transactions during the next twelve months which would result in reclassification into earnings or losses associated with these swaps currently reported in accumulated other comprehensive income (loss). Refer to Note 12 - Debt for additional information.

8. Goodwill and Other Intangible Assets, Net

The Company has recorded goodwill as a result of its various business combinations. Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the tangible assets and intangible assets acquired net of liabilities assumed, including noncontrolling interests. Changes in the Company's goodwill balances recognized during the years ended December 31, 2022 and 2021 were as follows (in thousands):

	1/1/2022	Foreign currency translation	12/31/2022
U.S. Secure Services	$ 316,366	$ —	$ 316,366
Electronic Monitoring and Supervision Services	289,570	—	289,570
Reentry Services	148,873	—	148,873
International Services	416	(26)	390
Total Goodwill	$ 755,225	$ (26)	$ 755,199

	1/1/2021	Foreign currency translation	12/31/2021
U.S. Secure Services	$ 316,366	$ —	$ 316,366
Electronic Monitoring and Supervision Services	289,570	—	289,570
Reentry Services	148,873	—	148,873
International Services	441	(25)	416
Total Goodwill	$ 755,250	$ (25)	$ 755,225

Intangible assets consisted of the following as of December 31, 2022 and 2021 (in thousands):

	Weighted Average Useful Life (years)	December 31, 2022			December 31, 2021		
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Facility management contracts	16.3	$ 308,350	$ (206,367)	$ 101,983	$ 308,369	$ (189,163)	$ 119,206
Technology	7.3	33,700	(33,195)	505	33,700	(31,982)	1,718
Trade names	Indefinite	45,200	—	45,200	45,200	—	45,200
Total acquired intangible assets		$ 387,250	$ (239,562)	$ 147,688	$ 387,269	$ (221,145)	$ 166,124

The accounting for recognized intangible assets is based on the useful lives to the reporting entity. Intangible assets with finite useful lives are amortized over their useful lives and intangible assets with indefinite useful lives are not amortized. The Company estimates the useful lives of its intangible assets taking into consideration (i) the expected use of the asset by the Company, (ii) the expected useful lives of other related assets or groups of assets, (iii) legal or contractual limitations, (iv) the Company's historical experience in renewing or extending similar arrangements, (v) the effects of obsolescence, demand, competition and other economic factors and (vi) the level of maintenance expenditures required to obtain the expected cash flows from the asset.

Amortization expense was $18.4 million, $21.6 million and $22.3 million for the years ended December 31, 2022, 2021 and 2020, respectively, and primarily related to the U.S. Secure Services and Reentry Services segments' amortization of intangible assets for acquired management contracts. The Company relies on its historical experience in determining the useful life of facility management contracts. The Company makes assumptions related to acquired facility management contracts based on the competitive environment for individual contracts, our historical success rates in retaining contracts, the supply of available beds in the market, changes in legislation, the projected profitability of the facilities and other market conditions. As of December 31, 2022, the weighted average period before the next contract renewal or extension for the facility management contracts was approximately 3.1 years. Although the facility management contracts acquired have renewal and extension terms in the near term, the Company has historically maintained these relationships beyond the contractual periods.

Estimated amortization expense related to the Company's finite-lived intangible assets for 2023 through 2027 and thereafter is as follows (in thousands):

Fiscal Year	Total Amortization Expense
2023	$ 11,766
2024	9,314
2025	9,263
2026	7,170
2027	6,628
Thereafter	58,347
	$ 102,488

9. Financial Instruments

The following table provides a summary of the Company's significant financial assets and liabilities carried at fair value and measured on a recurring basis (in thousands):

	Fair Value Measurements at December 31, 2022			
	Carrying Value at December 31, 2022	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Restricted investments:				
Rabbi Trust	$ 36,982	$ —	$ 36,982	$ —
Marketable equity and fixed income securities	25,939	—	25,939	$ —
Interest rate swap derivatives	$ 4,613	$ —	$ 4,613	$ —

	Fair Value Measurements at December 31, 2021			
	Carrying Value at December 31, 2021	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Restricted investments:				
Rabbi Trust	$ 42,937	$ —	$ 42,937	$ —
Marketable equity and fixed income securities	$ 11,551	$ —	$ 11,551	$ —
Fixed income securities	1,927	—	1,927	—
Liabilities:				
Interest rate swap derivatives	$ 3,195	$ —	$ 3,195	$ —

The Company's Level 2 financial instruments included in the tables above as of December 31, 2022 and 2021 consist of interest rate swap derivative liabilities held by GEO, investments in equity and fixed income mutual funds held in the Company's captive insurance subsidiary, Florina, the Company's rabbi trust established for GEO employee and employer contributions to The GEO Group, Inc. Non-qualified Deferred Compensation Plan and an investment in Canadian dollar denominated fixed income securities.

The interest rate swap derivative liabilities are valued using a discounted cash flow model based on projected borrowing rates. The Company's restricted investment in the rabbi trust is invested in Company-owned life insurance policies which are recorded at their cash surrender values. These investments in fixed income securities are valued based on the underlying investments held in the policies' separate account. The underlying assets are equity and fixed income pooled funds that are comprised of Level 1 and Level 2 securities. The equity and fixed income mutual fund securities are valued at fair value using the net asset value per share. The Canadian dollar denominated securities, not actively traded, are valued using quoted rates for these and similar securities.

10. Fair Value of Assets and Liabilities

The Company's Consolidated Balance Sheets reflect certain financial instruments at carrying value. The following table presents the carrying values of those instruments and the corresponding estimated fair values (in thousands):

| | Estimated Fair Value Measurements at December 31, 2022 | | | | |
	Carrying Value as of December 31, 2022	Total Fair Value	Level 1	Level 2	Level 3
Assets:					
Cash and cash equivalents	$ 95,073	$ 95,073	$ 95,073	$ —	$ —
Restricted cash and investments	48,770	48,770	48,770	—	—
Liabilities:					
Borrowings under exchange credit facility	$ 1,113,239	$ 1,112,183	$ —	$ 1,112,183	$ —
10.500% Public Second Lien Notes due 2028	286,521	291,610	—	291,610	—
9.500% Private Second Lien Notes due 2028	239,142	232,627	—	232,627	—
5.875% Senior Notes due 2024	23,253	22,997	—	22,997	—
6.00% Senior Notes due 2026	110,858	99,132	—	99,132	—
6.50% Exchangeable Senior Notes due 2026	230,000	327,872	—	327,872	—

| | Estimated Fair Value Measurements at December 31, 2021 | | | | |
	Carrying Value as of December 31, 2021	Total Fair Value	Level 1	Level 2	Level 3
Assets:					
Cash and cash equivalents	$ 506,491	$ 506,491	$ 506,491	$ —	$ —
Restricted cash and investments	41,831	41,831	41,831	—	—
Liabilities:					
Borrowings under Senior Credit Facility	$ 1,546,895	$ 1,448,280	$ —	$ 1,448,280	$ —
5.125% Senior Notes due 2023	259,275	248,479	—	248,479	—
5.875% Senior Notes due 2024	225,293	199,522	—	199,522	—
6.00% Senior Notes due 2026	350,000	283,691	—	283,691	—
6.50% Exchangeable Senior Notes due 2026	230,000	248,211	—	248,211	
Non-recourse debt	310,108	310,108	—	310,108	—

The fair values of the Company's cash and cash equivalents, and restricted cash and investments approximates the carrying values of these assets at December 31, 2022 and December 31, 2021. Restricted cash consists of money market funds, bank deposits, commercial paper and time deposits used for asset replacement funds and other funds contractually required to be maintained at the Company's Australian subsidiary. The fair value of the money market funds and bank deposits is based on quoted market prices (Level 1).

As further discussed in Note 12 - Debt, on August 19, 2022, the Company completed an exchange offer to exchange certain of its outstanding 5.125% Senior Notes due 2023, 5.875% Senior Notes due 2024, 6.000% Senior Notes due 2026 and certain revolving credit loans and term loans under its senior secured credit facility into newly issued Senior Second Lien Secured Notes and a new credit facility. The Company utilized a third-party valuation firm to assist with the estimation of the fair values on the date of issuance for the new debt instruments. The fair value of each new debt instrument on the date of issuance was estimated using a Black-Derman-Toy ("BDT") lattice model. The BDT model is a single factor, stochastic, no arbitrage model that incorporates the issuer's option to prepay a debt instrument if optimal, which occurs when interest rates decline such that the holding value of the instrument exceeds the prepayment price. The significant assumptions used in the BDT model for the new debt instruments were the Secured Overnight Financing Rate Data ("SOFR") forward rates (ranging from 2.30% to 3.61%), the risk-free rate curve based on U.S. Treasury rates (ranging from 2.23% to 3.44%), the yield volatility (ranging from 20% to 27%) and the credit spreads of the new debt instruments (ranging from 4.78% to 8.49%). On August 19, 2022, the date of the closing of the exchange offer, the new debt instruments were valued using Level 3 instruments as they were based on unobservable inputs. As of December 31, 2022, the new debt instruments were valued based on observable inputs through corroboration with observable market data and are therefore classified as Level 2. Refer to Note 12 - Debt for the estimated fair values of the new debt instruments at time of issuance and related premiums/discounts.

As of December 31, 2022, the recurring fair values of the Company's 10.500% Public Second Lien Notes due 2028 and the 9.500% Private Second Lien Notes due 2028 are based on level 2 inputs using quotations by major market news services, such as Bloomberg. The fair value of the Company's exchange credit facility was also based on quotations by major market new services and also estimates of trading value considering the Company's borrowing rate, the undrawn spread and similar instruments.

As of December 31, 2022 and December 31, 2021, the fair values of the Company's "5.875% Senior Notes due 2024", 6.00% Senior Notes, the 5.125% Senior Notes and the 6.50% Exchangeable Notes due 2026 are based on level 2 inputs by major market news services. The 5.125% Senior Notes were paid off in full prior to September 30, 2022. The fair values of the Company's non-recourse debt related to the Company's Australian subsidiaries was estimated based on market prices of similar instruments. Due to the sale of the Company's equity investment interest in the government-owned Ravenhall Correctional Centre, this non-recourse debt is no longer outstanding to the Company as of December 31, 2022. Refer to Note 17 - Commitments, Contingencies and Other Matters. The fair value of borrowings under the senior credit facility is based on an estimate of trading value considering the Company's borrowing rate, the undrawn spread and similar instruments.

11. Accrued Expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	2022	2021
Accrued interest	$ 27,447	$ 17,080
Accrued other compensation	33,475	24,403
Accrued insurance	81,704	76,171
Accrued property and other taxes	46,169	43,720
Accrued legal and professional fees	12,301	4,012
Construction retainage	865	223
Other	35,408	35,103
Total	$ 237,369	$ 200,712

12.   Debt

Debt consisted of the following (in thousands):

	December 31, 2022	December 31, 2021
Senior Credit Facility:		
Term loan	$ —	$ 762,000
Unamortized debt issuance costs on term loan	—	(2,733)
Unamortized discount on term loan	—	(1,152)
Revolver	—	784,895
Total Senior Credit Facility	-	1,543,010
Exchange Credit Agreement [*]		
Tranche 1 Loans	846,445	-
Unamortized premium on tranche 1 loans	25,345	-
Unamortized debt issuance costs on tranche 1 loans	(22,575)	-
Tranche 2 Loans	236,794	-
Unamortized discount on tranche 2 loans	(2,922)	-
Unamortized debt issuance costs on tranche 2 loans	(6,310)	-
Revolver	30,000	-
Total Exchange Credit Agreement	1,106,777	-
10.500% Public Second Lien Notes due 2028		
Notes Due in 2028	286,521	-
Unamortized discount	(15,457)	-
Unamortized debt issuance costs	(7,811)	-
Total 10.500% Public Second Lien Notes due 2028	263,253	-
9.500% Private Second Lien Notes due 2028		
Notes Due in 2028	239,142	-
Unamortized discount	(22,524)	-
Unamortized debt issuance costs	(6,551)	-
Total 9.500% Private Second Lien Notes due 2028	210,067	-
6.50% Exchangeable Senior Notes:		
Notes Due in 2026	230,000	230,000
Unamortized debt issuance costs	(6,489)	(8,246)
Total 6.50% Exchangeable Senior Notes Due in 2026	223,511	221,754
6.00% Senior Notes:		
Notes Due in 2026	110,858	350,000
Unamortized debt issuance costs	(776)	(3,099)
Total 6.00% Senior Notes Due in 2026	110,082	346,901
5.875% Senior Notes:		
Notes Due in 2024	23,253	225,293
Unamortized debt issuance costs	(96)	(1,410)
Total 5.875% Senior Notes Due in 2024	23,157	223,883
5.125% Senior Notes:		
Notes Due in 2023	-	259,275
Unamortized debt issuance costs	-	(1,221)
Total 5.125% Senior Notes Due in 2023	-	258,054
Non-Recourse Debt:		
Non-Recourse Debt	-	310,108
Unamortized debt issuance costs on non-recourse debt	-	(4,556)
Total Non-Recourse Debt	-	305,552
Finance Lease Obligations	1,977	3,843
Other debt	40,323	41,363
Total debt	1,979,147	2,944,360
Current portion of finance lease obligations, long-term debt and non-recourse debt	(44,722)	(18,568)
Finance Lease Obligations, long-term portion	(1,280)	(1,977)
Non-Recourse Debt, long-term portion	-	(297,856)
Long-Term Debt	$ 1,933,145	$ 2,625,959

[*] As further discussed below, the exchange credit agreement included Tranche 3 Loans which were redeemed prior to December 31, 2022.

Exchange Offer
On August 19, 2022, the Company completed an exchange offer to exchange certain of its outstanding 5.125% Senior Notes due 2023, 5.875% Senior Notes due 2024, 6.00% Senior Notes due 2026 and certain revolving credit loans and term loans under its senior secured credit facility into newly issued Senior Second Lien Secured Notes and a new Exchange Credit Agreement as follows:

Amendment No. 4 and Amendment No. 5 to Existing Credit Agreement

In connection with the exchange offer, (i) the Company and GEO Corrections Holdings, Inc. ("Corrections"), as borrowers (the "Borrowers"), certain lenders (the "Consenting Lenders") and BNP Paribas, as the existing administrative agent (the "Existing Administrative Agent") under the Company's existing senior secured credit agreement (the "Existing Credit Agreement"), entered into Amendment No. 4 to Third Amended and Restated Credit Agreement, dated as of August 19, 2022 ("Amendment No. 4"), and (ii) the Borrowers, certain subsidiaries of the Borrowers (the "Credit Facility Guarantors"), the Consenting Lenders, the Existing Administrative Agent, Alter Domus Products Corp., as the new administrative agent for the lenders under the amended existing credit agreement (in such capacity, the "Amended Credit Agreement Administrative Agent"), and Alter Domus Products Corp., as the administrative agent for the lenders under the Exchange Credit Agreement (as defined below) (in such capacity, the "Exchange Credit Agreement Administrative Agent"), entered into Amendment No. 5 to Third Amended and Restated Credit Agreement, dated as of August 19, 2022 ("Amendment No. 5," and the Existing Credit Agreement as amended by Amendment No. 4 and Amendment No. 5, the "Amended Credit Agreement").

Pursuant to Amendment No. 4, the Borrowers and the Consenting Lenders amended the Existing Credit Agreement to permit the consummation of the Exchange Offers and Consent Solicitations described below. Pursuant to Amendment No. 5, (i) the Existing Administrative Agent was replaced as administrative agent under the Amended Credit Agreement with the Amended Credit Agreement Administrative Agent, (ii) the Borrowers and the Consenting Lenders agreed to amend the Existing Credit Agreement as set forth therein, (iii) the Company agreed to purchase the revolving credit commitments of certain Consenting Lenders under the Existing Credit Agreement and exchange such revolving credit commitments with revolving credit commitments under the Exchange Credit Agreement, (iv) certain Consenting Lenders holding such revolving credit commitments agreed to exchange their revolving credit loans and related obligations for cash, tranche 2 term loans under the Exchange Credit Agreement ("Tranche 2 Loans") and tranche 3 term loans under the Exchange Credit Agreement ("Tranche 3 Loans"), (v) certain Consenting Lenders holding such revolving credit commitments agreed to assign their revolving credit loans and related obligations to certain other Consenting Lenders (who then agreed to exchange such assigned revolving credit loans and related obligations for tranche 1 term loans under the Exchange Credit Agreement ("Tranche 1 Loans")) and exchange the remainder of such revolving credit loans and related obligations for cash, Tranche 2 Loans and/or Tranche 3 Loans, (vi) the Company agreed to purchase the term loans of certain Consenting Lenders under the Existing Credit Agreement and exchange such term loans with Tranche 1 Loans or a combination of Tranche 1 Loans and cash, and (vii) all letters of credit outstanding under the Existing Credit Agreement were deemed issued and outstanding under the Exchange Credit Agreement and no longer outstanding under the Existing Credit Agreement.

After giving effect to Amendment No. 4 and Amendment No. 5 and the transactions described therein, approximately $87 million in aggregate principal amount of revolving credit commitments and approximately $102 million in aggregate principal amount of term loans remained outstanding under the Amended Credit Agreement. The Credit Facility Guarantors continue to guarantee the obligations in respect of the commitments and loans under the Amended Credit Agreement, and the collateral securing the Borrowers' and the Credit Facility Guarantors' obligations in respect of the commitments and loans under the Existing Credit Agreement prior to the effectiveness of the transactions (the "Common Collateral") continues to secure the Borrower's and the Credit Facility Guarantors' obligations in respect of the commitments and loans under the Amended Credit Agreement after giving effect to the transactions. Revolving credit loans under the Amended Credit Agreement will continue to bear interest at a per annum rate equal to LIBOR (with no LIBOR floor) plus 1.50% to 2.50%, and the Borrowers will continue to pay a fee in respect of unused revolving commitments under the Amended Credit Agreement at a per annum rate of 0.25% to 0.30%, in each case depending on the Company's total leverage ratio as of the most recent determination date. Term loans under the Amended Credit Agreement will continue to bear interest at a per annum rate equal to LIBOR (subject to a floor of 0.75%) plus 2.00%. The revolving credit commitments under the Amended Credit Agreement terminate on May 17, 2024, and the term loans under the Amended Credit Agreement mature on March 23, 2024. The representations and warranties and affirmative and negative covenants in the Amended Credit Agreement were amended so that the representations and warranties and affirmative and negative covenants in the Exchange Credit Agreement are incorporated by reference into the Amended Credit Agreement. Subsequent to the transactions, but prior to December 31, 2022, the term loans were repaid in full.

The transactions were accounted for as an extinguishment of the revolving credit loan and term loans with the new Tranche 1, 2 and 3 Loans recorded at fair value. The Company used a third-party valuation firm to assist with the estimation of the fair values which were determined to be $884.6 million, $233.7 million and $43.6 million for the Tranche 1 Loans, Tranche 2 Loans and Tranche 3 Loans, respectively, resulting in a $27.4 million premium, $3.1 million discount and $1.6 million discount, respectively, at issuance. Refer to Note 10 - Fair Value of Assets and Liabilities for discussion on the valuation methodology and assumptions used to estimate the fair value. The premium and discounts are being amortized as non-cash interest expense over the terms of the Tranche 1, 2 and 3 Loans using the effective interest method. As a result, the

Company recorded a net loss on extinguishment of debt of approximately $13.1 million and $50.9 million related to the revolving credit loans and term loans, respectively. The net loss on extinguishment of debt represented the difference between the carrying values that were exchanged (including unamortized debt issuance costs) and the fair value of the Tranche 1, 2 and 3 Loans.

New Exchange Credit Agreement
In connection with the exchange offer, the Borrowers, the Consenting Lenders and the Exchange Credit Agreement Administrative Agent entered into a Credit Agreement, dated as of August 19, 2022 (the "Exchange Credit Agreement"), to, among other things, evidence and govern the exchanged revolving credit commitments (the "Exchange Revolving Credit Facility"), Tranche 1 Loans, Tranche 2 Loans and Tranche 3 Loans described above. On the transaction date, after giving effect to the transactions, the aggregate principal amount of revolving credit commitments under the Exchange Revolving Credit Facility was approximately $187 million (including a $175 million letter of credit subfacility), the aggregate principal amount of the Tranche 1 Loans was approximately $857 million, the aggregate principal amount of the Tranche 2 Loans was approximately $237 million and the aggregate principal amount of the Tranche 3 Loans was approximately $45 million.

Revolving credit loans under the Exchange Revolving Credit Facility bear interest at a per annum rate equal to Term Secured Overnight Financing Rate ("SOFR") (subject to a 0.75% floor) plus between 2.25% and 3.25%, and the Borrowers will pay a fee in respect of unused revolving commitments under the Exchange Revolving Credit Facility at a per annum rate of 0.25% to 0.30%, in each case depending on the Company's total leverage ratio as of the most recent determination date. Tranche 1 Loans bear interest at a per annum rate equal to Term SOFR (subject to a 0.75% floor) plus 7.125%, Tranche 2 Loans bear interest at a per annum rate equal to Term SOFR (subject to a 0.75% floor) plus 6.125% and Tranche 3 Loans bear interest at a per annum rate equal to Term SOFR (subject to a 0.75% floor) plus 2.00%. At any time after the earlier of (x) February 19, 2024, solely in the event that no 2023 Notes (defined below) or 2024 Notes (defined below) remain outstanding at such time, and (y) November 1, 2024, (i) if the Company's first lien leverage ratio is less than 1.50:1.00 at such time, then the interest rate margin on Tranche 1 Loans and Tranche 2 Loans will be reduced by 0.25%, and (ii) if the Company has achieved a public corporate credit rating of at least B3 or B-, as applicable (in any case with a stable or better outlook), from any two of S&P, Moody's and Fitch, then the interest rate margin on Tranche 1 Loans and Tranche 2 Loans will be reduced by 0.25%, resulting in a total reduction in the interest rate margin on Tranche 1 Loans and Tranche 2 Loans of 0.50% if both conditions set forth in clauses (i) and (ii) are satisfied. If, following any reduction in the interest rate margin in accordance with the previous sentence, the condition giving rise to such reduction is no longer satisfied as of the last day of the Company's most recently ended fiscal quarter, such interest rate margin reduction will no longer apply unless and until such condition is satisfied again.

Loans under the Exchange Revolving Credit Facility may not be borrowed if, at the time of and immediately after giving pro forma effect to such extension of credit and any planned future expenditures entered into or expected to be made or payments on indebtedness required to be made, in each case within 60 days of such extension of credit, domestic unrestricted cash for the Company and its restricted subsidiaries exceeds $234 million. Tranche 1 Loans amortize at a rate of 1.25% per quarter, and Tranche 3 Loans amortize at a rate of 0.25% per quarter. Tranche 2 Loans are not subject to amortization. Mandatory prepayments of loans under the Exchange Credit Agreement are required in respect of certain casualty and asset sale proceeds, excess cash flow and domestic unrestricted cash in excess of $234 million as of the last day of any fiscal quarter, subject to certain thresholds and exceptions. Voluntary prepayments of Tranche 2 Loans, Tranche 3 Loans and loans under the Exchange Revolving Credit Facility may be made by the Borrowers at any time without premium or penalty (subject to reimbursement for customary breakage expenses). Voluntary prepayments of Tranche 1 Loans and any prepayments of Tranche 1 Loans required in connection with any acceleration of the maturity thereof require payment of a premium equal to (i) a customary "make whole" amount if made prior to the first anniversary of the transaction date, (ii) 3.00% of the principal amount prepaid or required to be prepaid if made on or after the first anniversary but prior to the second anniversary of the transaction date, and (iii) 2.00% of the principal amount prepaid or required to be prepaid if made on or after the second anniversary but prior to the third anniversary of the transaction date.

The revolving credit commitments under the Exchange Revolving Credit Facility terminate, and the Tranche 1 Loans and Tranche 2 Loans mature, in each case on the earliest of (i) March 23, 2027, and (ii) in the event that an aggregate principal amount equal to or greater than $100,000,000 of any Specified Senior Note (defined below) remains outstanding on the Springing Maturity Date (defined below) applicable thereto, such Springing Maturity Date, it being understood that Specified Senior Notes are not outstanding to the extent the Company or GEO Corrections Holdings, Inc., as applicable, shall have deposited or caused to be deposited funds into a customary irrevocable escrow in an amount sufficient to pay or redeem such Specified Senior Notes in full on the maturity date thereof, where "Specified Senior Notes" refers to each of the 2026 Notes and the Company's 6.500% Exchangeable Senior Notes due 2026 (the "2026 Exchangeable Senior Notes"), and "Springing Maturity Date" means the date that is 91 days prior to the stated maturity date of the 2026 Notes or the 2026 Exchangeable Senior Notes, as applicable. The Tranche 3 Loans were to mature on March 23, 2024. Subsequent to the transaction, the Tranche 3 Loans were redeemed in full.

The Exchange Credit Agreement contains certain customary representations and warranties, affirmative covenants and negative covenants, including restrictions on the ability of the Company and its restricted subsidiaries to, among other things, (i) create, incur or assume any indebtedness, (ii) create, incur, assume or permit liens, (iii) make loans and investments, (iv) engage in mergers, acquisitions and asset sales, (v) make certain restricted payments, (vi) issue, sell or otherwise dispose of capital stock, (vii) engage in transactions with affiliates, (viii) cancel, forgive, make any voluntary or optional payment or prepayment on, or redeem or acquire for value any senior notes, except as permitted, (ix) engage in other businesses, except as permitted, and (x) materially impair the security interests securing the obligations under the Exchange Credit Agreement. The Exchange Credit Agreement also contains certain financial covenants, including a maximum total leverage ratio covenant of 6.25:1.00, a maximum first lien leverage ratio covenant of 3.50:1.00, a minimum interest coverage ratio covenant of 1.50:1.00 and a cap of $55 million on the amount of unrestricted cash that the Company's foreign subsidiaries may hold as of the last day of any fiscal quarter. In addition, the Exchange Credit Agreement restricts the Company from electing to be taxed as a real estate investment trust under the Internal Revenue Code. The Exchange Credit Agreement also contains certain customary events of default.

The Credit Facility Guarantors guarantee the obligations in respect of the commitments and loans under the Exchange Credit Agreement. The obligations of the Borrowers and the Credit Facility Guarantors in respect of the Exchange Credit Agreement are secured by first-priority liens on the Common Collateral securing the obligations under the Amended Credit Agreement and, other than with respect to the Tranche 3 Loans, first-priority liens on certain additional assets of the Borrower and the Credit Facility Guarantors (the "Exclusive Collateral"), including real property interests with respect to which the Exchange Credit Agreement requires the execution and delivery of a mortgage but with respect to which the Amended Credit Agreement does not. The rights of the secured parties under the Amended Credit Agreement and the Exchange Credit Agreement in respect of the Common Collateral are governed by a First Lien Pari Passu Intercreditor Agreement (the "First Lien Pari Passu Intercreditor Agreement"), dated as of August 19, 2022, among the Amended Credit Agreement Administrative Agent, the Exchange Credit Agreement Administrative Agent and each additional senior representative party thereto from time to time, and acknowledged by the Borrower and the Credit Facility Guarantors.

As of December 31, 2022, the Company had approximately $30.0 million in borrowings under its revolver, and approximately $77.6 million in letters of credit which left approximately $226.4 million in additional borrowing capacity under the revolver. Subsequent to the transaction, the Tranche 3 Loans were repaid in full. The weighted average interest rate on outstanding borrowings under the Credit Agreement as of December 31, 2022 was 9.85%.

5.125% Senior Notes due 2023 and 5.875% Senior Notes due 2024
The Company exchanged $100.6 million and $178.3 million principal amounts of its 5.125% Senior Notes due 2023 and 5.875% Senior Notes due 2024, respectively, for newly issued $286.5 million 10.500% Senior Second Lien Secured Notes maturing on June 30, 2028 ("New Registered Notes") and, if elected, cash upon the terms and subject to the conditions set forth in the prospectus. Holders of the 5.125% Senior Notes due 2023 could elect cash and new notes at 100% par or new notes only at 105% par. Holders of the 5.785% Senior Notes due 2024 could elect cash and new notes at 100% par or new notes only at 103% par. The transactions were accounted for as an extinguishment of the 5.125% Senior Notes due 2023 and the 5.875% Senior Notes due 2024, with the New Registered Notes recorded at fair value on the issuance date. The Company used a third-party valuation firm to assist with the estimation of the fair value which was determined to be $270.4 million resulting in a $16.2 million discount at issuance. Refer to Note 10 - Fair Value of Assets and Liabilities for discussion on the valuation methodology and assumptions used to estimate the fair value. The discount is being amortized as non-cash interest expense over the term of the New Registered Notes using the effective interest method. As a result, the Company recorded a net gain on extinguishment of debt of $7.2 million related to the 5.125% Senior Notes due 2023 and the 5.875% Senior Notes due 2024 which represented the difference between the carrying values that were exchanged (including unamortized debt issuance costs) and the fair value of the New Registered Notes. After the transactions, there was approximately $125.7 million and $23.3 million remaining in outstanding principal on the 5.125% Senior Notes due 2023 and the 5.875% Senior Notes due 2024, respectively. Subsequent to the transaction, the remaining balance of the 5.125% Senior Notes due 2023 was deposited on account with the Trustee and the Indenture was discharged. On October 6, 2022, the 5.125% Senior Notes due 2023 were redeemed in full.

6.00% Senior Notes due 2026
The Company exchanged $239.1 million principal amount of its 6.000% Senior Notes due 2026 for newly issued $239.1 million 9.500% Senior Second Lien Secured Notes maturing on December 31, 2028 ("New Private Notes"). The transaction was accounted for as an extinguishment of the 6.00% Senior Notes due 2026, with the New Private Notes recorded at fair value on the issuance date. The Company used a third-party valuation firm to assist with the estimation of the fair value which was determined to be $215.7 million resulting in a $23.4 million discount at issuance. Refer to Note 10 - Fair Value of Assets and Liabilities for discussion on the valuation methodology and assumptions used to estimate the fair value. The discount is being amortized as non-cash interest expense over the term of the Private Notes due 2028 using the effective interest method. As a result, the Company recorded a net gain on extinguishment of debt of $21.6 million related to the 6.00% Senior Notes due 2026 which represented the difference between the carrying value that was exchanged (including unamortized debt issuance costs) and the fair value of the New Private Notes. After the transaction, there was approximately $110.9 million remaining in outstanding principal on the 6.00% Senior Notes due 2026.

A description of the New Registered Notes and the New Private Notes is as follows:

Issuance of 10.500% Senior Second Lien Secured Notes due 2028
The Company issued $286.5 million aggregate principal amount of New Registered Notes pursuant to an Indenture, dated as of August 19, 2022 (the "Registered Notes Indenture"), among the Company, the guarantors named therein (the "Guarantors") and Ankura Trust Company, LLC, as trustee and second lien collateral trustee (in such capacities, the "Trustee" and "Second Lien Collateral Trustee," as applicable).

The New Registered Notes will initially be fully and unconditionally guaranteed (collectively, the "Registered Notes Guarantees") by each of the Company's Restricted Subsidiaries (as defined in the Registered Notes Indenture) that has guaranteed its obligations under the Exchange Credit Agreement and may be guaranteed by additional subsidiaries as described in the Registered Notes Indenture.

The New Registered Notes and the Registered Notes Guarantees are secured on a second-priority basis by the same collateral (the "Collateral") that secures the obligations under the Exchange Credit Agreement in accordance with the terms of the Registered Notes Indenture and the Second Lien Collateral Trust Agreement, dated as of August 19, 2022 (as amended, supplemented or otherwise modified, the "Second Lien Collateral Trust Agreement"), among the Company, the Guarantors, the Second Lien Collateral Trustee and the Trustee. The Second Lien Collateral Trust Agreement sets forth therein the relative rights of the second-lien secured parties with respect to the Collateral and covering certain other matters relating to the administration of security interests. The Second Lien Collateral Trust Agreement generally controls substantially all matters related to the interest of the second-lien secured parties in the Collateral, including with respect to directing the Second Lien Collateral Trustee, distribution of proceeds and enforcement.

The New Registered Notes are also subject to the terms of the First Lien/Second Lien Intercreditor Agreement (the "First Lien/Second Lien Intercreditor Agreement"), dated August 19, 2022, among the Amended Credit Agreement Administrative Agent, the Exchange Credit Agreement Administrative Agent, each additional senior representative party thereto from time to time and the Second Lien Collateral Trustee and acknowledged by the Company and the Guarantors, and, in connection with the Exchange Offers and Consent Solicitations, the Second Lien Collateral Trustee entered into the First Lien/Second Lien Intercreditor Agreement with respect to the New Registered Notes and the New Private Notes. The First Lien/Second Lien Intercreditor Agreement restricts the actions permitted to be taken by the Second Lien Collateral Trustee with respect to the Collateral on behalf of the holders of the New Registered Notes and the New Private Notes, and the Second Lien Collateral Trustee, on behalf of itself and the holders of the New Registered Notes and the New Private Notes, agreed to limit certain other rights with respect to the Collateral during any insolvency proceeding.

The New Registered Notes bear interest at a rate of 10.500% per year, accruing from August 19, 2022. Interest on the New Registered Notes is payable semiannually in arrears on June 30 and December 31 of each year, beginning on December 31, 2022. The New Registered Notes will mature on June 30, 2028, subject to earlier repurchase or redemption in accordance with the terms of the Registered Notes Indenture.

The Company may redeem some or all of the New Registered Notes at any time upon not less than 10 nor more than 60 days' notice, at a price equal to (a) 103% of the principal amount of the New Registered Notes redeemed, if redeemed prior to August 19, 2023, (b) 102% of the principal amount of the New Registered Notes redeemed, if redeemed on or after August 19, 2023, but prior to August 19, 2024, (c) 101% of the principal amount of the New Registered Notes redeemed, if redeemed on or after August 19, 2024, but prior to August 19, 2025 or (d) 100% of the principal amount of the New Registered Notes redeemed, if redeemed on or after August 19, 2025, in each case plus accrued and unpaid interest, if any, to, but not including, the redemption date and a make-whole premium set forth in the Registered Notes Indenture. If the Company experiences certain change of control events, the Company must offer to repurchase the New Registered Notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to, but not including, the repurchase date.

The Registered Notes Indenture contains covenants that, among other things, restrict the Company' ability and the ability of its restricted subsidiaries to incur certain additional indebtedness and issue preferred stock, make certain dividend payments, distributions, investments and other restricted payments, sell certain assets, agree to any restrictions on the ability of its restricted subsidiaries to make payments to the Company, create certain liens, merge, consolidate or sell all or substantially all of their assets and enter into certain transactions with affiliates. These covenants are subject to a number of important exceptions and qualifications as described in the Registered Notes Indenture.

Issuance of 9.500% Senior Second Lien Secured Notes due 2028

The Company issued $239.1 million aggregate principal amount of New Private Notes pursuant to an Indenture, dated as of August 19, 2022 (the "Private Notes Indenture"), among the Company, the Guarantors, the Trustee and the Second Lien Collateral Trustee.

The New Private Notes will initially be fully and unconditionally guaranteed (collectively, the "Private Notes Guarantees") by each of the Company's Restricted Subsidiaries (as defined in the Registered Notes Indenture) that has guaranteed its obligations under the Exchange Credit Agreement and may be guaranteed by additional subsidiaries as described in the Registered Notes Indenture.

The New Private Notes and Private Notes Guarantees are subject to the terms of the Second Lien Collateral Trust Agreement and the First Lien/Second Lien Intercreditor Agreement described above on the same terms as the New Registered Notes.

The New Private Notes bear interest at a rate of 9.500% per year, accruing from August 19, 2022. Interest on the New Private Notes is payable semiannually in arrears on June 30 and December 31 of each year, beginning on December 31, 2022. The New Private Notes will mature on December 31, 2028, subject to earlier repurchase or redemption in accordance with the terms of the Private Notes Indenture.

The Company may redeem some or all of the New Private Notes at any time upon not less than 10 nor more than 60 days' notice, at a price equal to (a) 103% of the principal amount of the New Private Notes redeemed, if redeemed prior to August 19, 2023, (b) 102% of the principal amount of the New Private Notes redeemed, if redeemed on or after August 19, 2023, but prior to August 19, 2024, (c) 101% of the principal amount of the New Private Notes redeemed, if redeemed on or after August 19, 2024, but prior to August 19, 2025 or (d) 100% of the principal amount of the New Private Notes redeemed, if redeemed on or after August 19, 2025, in each case plus accrued and unpaid interest, if any, to, but not including, the redemption date and a make-whole premium set forth in the Private Notes Indenture. If the Company experiences certain change of control events, the Company must offer to repurchase the New Private Notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to, but not including, the repurchase date.

The Private Notes Indenture contains covenants that, among other things, restrict the Company's ability and the ability of its restricted subsidiaries to incur certain additional indebtedness and issue preferred stock, make certain dividend payments, distributions, investments and other restricted payments, sell certain assets, agree to any restrictions on the ability of its restricted subsidiaries to make payments to the Company, create certain liens, merge, consolidate or sell all or substantially all of their assets and enter into certain transactions with affiliates. These covenants are subject to a number of important exceptions and qualifications as described in the Private Notes Indenture.

Debt Issuance Fees
As a result of the transactions discussed above, the Company incurred a total of approximately $52.8 million of debt issuance fees which were allocated to the new revolving credit commitments, new Tranche 1, 2 and 3 Loans, New Registered Notes and New Private Notes based on their fair values at date of issuance. The debt issuance fees are being amortized over the terms of the respective agreements using the effective interest method.

As a result of the repayment of the remaining principal balance of Term Loan B, the 5.125% Senior Notes due 2023 and the newly issued Tranche 3 Loans as discussed further above, the Company wrote off an additional $2.3 million in deferred loan costs to loss on extinguishment of debt.

6.50% Exchangeable Senior Notes due 2026

On February 24, 2021, the Company's wholly owned subsidiary, GEO Corrections Holdings, Inc. ("GEOCH"), completed a private offering of $230 million aggregate principal amount of Convertible Notes which included the full exercise of the initial purchasers' over-allotment option to purchase an additional $30 million aggregate principal amount of Convertible Notes. The Convertible Notes will mature on February 23, 2026, unless earlier repurchased or exchanged. The Convertible Notes bear interest at the rate of 6.50% per year plus an additional amount based on the dividends paid by the Company on its common stock, $0.01 par value per share. Interest on the notes is payable semi-annually in arrears on March 1 and September 1 of each year, beginning on September 1, 2021. Interest expense related to the Convertible notes was $14.8 million and $12.9 million for the years ended December 31, 2022 and 2021, respectively.

Subject to certain restrictions on share ownership and transfer, holders may exchange the Convertible Notes at their option prior to the close of business on the business day immediately preceding November 25, 2025, but only under the following circumstances: (1) during the five consecutive business day period after any five consecutive trading day period, or the measurement period, in which the trading price per $1,000 principal amount of Convertible Notes for each trading day of such measurement period was less than 98% of the product of the last reported sale price of the Company's common stock and the exchange rate for the Convertible Notes on each such trading day; or (2) upon the occurrence of certain specified corporate events. On or after November 25, 2025, until the close of business on the second scheduled trading day immediately preceding the maturity date of the Convertible Notes, holders may exchange their Convertible Notes at any time, regardless of the foregoing circumstances. Upon exchange of a Convertible Note, GEO will pay or deliver, as the case may be, cash or a combination of cash and shares of the Company's common stock. As of December 31, 2022, conditions had not been met to exchange the Convertible Notes.

Upon conversion, the Company will pay or deliver, as the case may be, cash or a combination of cash and shares of common stock. The initial conversion rate is 108.4011 shares of common stock per $1,000 principal amount of Convertible Notes (equivalent to an initial conversion price of approximately $9.225 per share of common stock). The conversion rate will be subject to adjustment in certain events. If the Company or GEOCH undergoes a fundamental change, holders may require GEOCH to purchase the Convertible Notes in whole or in part for cash at a fundamental change purchase price equal to 100% of the principal amount of the Convertible Notes to be purchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date.

The Company used the net proceeds from this offering, including the exercise in full of the initial purchasers' over-allotment option to fund the redemption of the then outstanding amount of approximately $194.0 million of the Company's 5.875% Senior Notes due 2022, to re-purchase additional senior notes and used remaining net proceeds to pay related transaction fees and expenses, and for general corporate purposes of the Company. As a result of the redemption, deferred loan costs in the amount of approximately $0.7 million were written off to loss on extinguishment of debt during the year ended December 31, 2021.

The Convertible Notes were offered in the United States only to persons reasonably believed to be "qualified institutional buyers" pursuant to Rule 144A under the Securities Act, and outside of the United States to non-U.S. persons in compliance with Regulation S under the Securities Act. Neither the Convertible Notes nor any of the shares of the Company's common stock issuable upon exchange of the Convertible Notes, if any, have been, or will be, registered under the Securities Act and, unless so registered, may not be offered or sold in the United States, except pursuant to an applicable exemption from the registration requirements under the Securities Act.

The Company elected to early adopt Accounting Standards Update ("ASU") 2020-06, Debt – Debt with Conversion and Other Options and Derivatives and Hedging – Contracts in Entity's Own Equity, on January 1, 2021. The new standard simplifies the accounting for convertible debt by removing the requirements to separately present certain conversion features in equity. In addition, the new standard also simplifies the guidance in ASC 815-40, Derivatives and Hedging – Contract in Entity's Own Equity, by removing certain criteria that must be satisfied to classify a contract as equity. Finally, the new standard revised the guidance on calculating earnings per share. The Company determined under the guidance of the new standard that the embedded conversion option does not require bifurcation and all proceeds were allocated to the Convertible Notes as a single instrument and is included in Long-Term Debt in the accompanying consolidated balance sheets. The costs incurred in the issuance, including the initial purchasers discount, totaling approximately $9.6 million, are classified as a cash outflow within the financing activities section in the consolidated statement of cash flows, and are also being amortized to expense over the term of the Convertible Notes.

Because the Company currently intends to settle conversions by paying cash up to the principal amount of the Convertible Notes, with any excess conversion value settled in shares of common stock, the Convertible Notes are being accounted for using the net settlement method (or treasury stock-type method) for the purposes of calculating diluted earnings per share. Using this method, the denominator will be affected when the average share price of the Company's common stock for a given period is greater than the conversion price of approximately $9.225 per share. There was a dilutive impact of approximately 1.3 million shares for the three months ended December 31, 2022 and no dilutive impact for the years ended December 31, 2022 and 2021.

Debt Repurchases

On August 16, 2019, the Company's Board of Directors authorized the Company to repurchase and/or retire a portion of the 6.00% Senior Notes due 2026, the 5.875% Senior Notes due 2024, the 5.125% Senior Notes due 2023, the 5.875% Senior Notes due 2022 (collectively the "GEO Senior Notes") and the Company's term loan under its Amended Credit Agreement through cash purchases, in open market, privately negotiated transactions, or otherwise, up to an aggregate maximum of $100.0 million, subject to certain limitations through December 31, 2020. On February 11, 2021, the Company's Board of Directors authorized a new repurchase program for repurchases/retirements of the above referenced Senior Notes and term loan, subject to certain limitations up to an aggregate maximum of $100.0 million through December 31, 2022.

During 2021, the Company repurchased $22.5 million in aggregate principal amount of its 5.125% Senior Notes due 2023 at a weighted average price of 90.68% for a total cost of $20.4 million. Additionally, the Company repurchased $17.2 million in aggregate principal amount of its 5.875% Senior Notes due 2024 at a weighted average price of 79.51% for a total cost of $13.7 million. As a result of these repurchases, the Company recognized a net gain on extinguishment of debt of $4.7 million, net of the write-off of associated unamortized deferred loan costs.

Non-Recourse Debt
Australia - Ravenhall
In connection with a design and build project agreement with the State of Victoria, in September 2014, the Company had entered into a syndicated facility agreement (the "Construction Facility") to provide debt financing for construction of the project. On September 20, 2022, the Company sold its equity investment interest in the Ravenhall project and, as a result, the non-recourse notes were transferred to the buyer and are no longer an outstanding obligation of the Company. Refer to Note 17 - Commitments, Contingencies and Other Matters for further information.

Other
In August of 2019, the Company entered into two identical Notes in the aggregate amount of $44.3 million which are secured by loan agreements and mortgage and security agreements on certain real property and improvements. The terms of the Notes are through September 1, 2034 and bear interest at LIBOR plus 200 basis points and are payable in monthly installments plus interest. The Company has entered into interest rate swap agreements to fix the interest rate to 4.22%. Included in the balance at December 31, 2022 is $0.6 million of deferred loan costs incurred in the transaction. Refer to Note 9 - Derivative Financial Instruments for further information.

Debt Repayment

Debt repayment schedules under Finance Lease Obligations, Long-Term Debt, Term Loans and the Exchange Credit Agreement are as follows:

Fiscal Year	Finance Leases	Long-Term Debt	Revolver	Term Loans	Total Repayment
			(In thousands)		
2023	$ 759	$ 1,166	$ —	$ 42,860	$ 44,785
2024	759	24,461	30,000	42,860	98,080
2025	536	1,274	—	42,860	44,670
2026	29	342,183	—	42,860	385,072
2027	—	1,383	—	911,801	913,184
Thereafter	—	560,215	—	—	560,215
	2,083	930,682	30,000	1,083,241	2,046,006
Interest imputed on finance leases	(106)	—	—	—	(106)
Original issue (discount) premium	—	(37,981)	—	22,423	(15,558)
Current portion	(697)	(1,166)	—	(42,860)	(44,723)
Non-current portion	$ 1,280	$ 891,535	$ 30,000	$ 1,062,804	$ 1,985,619

Guarantees

The Company has entered into certain guarantees in connection with the performance of a facility in Australia (Refer to Note 6 - Contract Receivable). The obligations amounted to approximately AUD53 million, or $36.1 million, based on exchange rates in effect as of December 31, 2022.

At December 31, 2022, the Company also had seven letters of guarantee outstanding under separate international facilities relating to performance guarantees of its Australian subsidiary totaling $9.1 million.

Except as discussed above, the Company does not have any off-balance sheet arrangements.

13.   Leases

The Company has operating and finance leases for facilities, ground leases, office space, computers, copier equipment and transportation vehicles that have remaining lease terms of one year to seventy-seven years, some of which include options to extend the lease for up to ten years. For leases with terms greater than 12 months, the Company records the related asset and obligation at the present value of the lease payments over the term of the lease. Many of GEO's leases include rental escalation clauses, renewal options and/or termination options that are factored into the determination of lease payments when appropriate. Only renewal or termination options that are reasonably certain to be exercised by the Company are included in the lease term which is used in the calculation of lease liabilities and right-of-use assets. GEO does not typically enter into lease agreements that contain a residual guarantee or that provide for variable lease payments.

When available, GEO uses the rate implicit in the lease to discount lease payments to present value, however, most of GEO's lease agreements do not provide a readily determinable implicit rate. Therefore, the Company must estimate its incremental borrowing rate to discount the lease payments based on information available at lease commencement.

Lease related assets and liabilities are recorded on the balance sheet as follows (in thousands):

	Classification on the Balance Sheet		December 31, 2022		December 31, 2021
Assets					
Operating lease assets	Operating Lease Right-of-Use Assets, Net	$	90,950	$	112,187
Finance lease assets	Property and Equipment, Net		1,895		3,420
Total lease assets		$	92,845	$	115,607
Liabilities					
Current					
Operating	Operating lease liabilities, current portion	$	22,584	$	28,279
Finance [1]	Current portion of finance liabilities, long-term debt and non-recourse debt		697		1,866
Noncurrent					
Operating	Operating Lease Liabilities		73,801		89,917
Finance [1]	Finance Lease Liabilities		1,280		1,977
Total lease liabilities		$	98,362	$	122,039

[1] Also refer to Note 12 - Debt.

Certain information related to the lease costs for finance and operating leases is presented as follows (in thousands):

	Year Ended December 31, 2022		Year Ended December 31, 2021	
Operating lease cost	$	37,362	$	40,020
Finance lease cost:				
Amortization of right-of-use assets		1,525		1,687
Interest on lease liabilities		119		287
Total finance lease cost		1,644		1,974
Short-term lease cost		4,869		350
Total lease cost	$	43,875	$	42,344
Cash paid for amounts included in the measurement of lease liabilities				
Operating cash flows for operating leases	$	37,836	$	38,874
Operating cash flows for finance leases	$	1,262	$	1,255
Financing activities for finance leases	$	726	$	1,289
Right-of-use assets obtained in exchange for new operating lease liabilities	$	11,697	$	10,786
Right-of-use assets obtained in exchange for new finance lease liabilities	$	—	$	1,198
Weighted average remaining lease term:				
Operating leases		6.3 years		6.2 years
Finance leases		2.8 years		3.8 years
Weighted average discount rate:				
Operating leases		3.90%		4.56%
Finance leases		4.00%		5.26%

Undiscounted Cash Flows

The table below reconciles the undiscounted cash flows for each of the first five years and total of the remaining years to the operating lease liabilities and finance lease liabilities recorded on the balance sheet as of December 31, 2022 (in thousands).

	Operating Leases	Finance Leases
2023	$ 28,447	$ 759
2024	23,527	759
2025	17,844	536
2026	11,593	29
2027	9,069	—
Thereafter	21,849	—
Total minimum lease payments	112,329	2,083
Less: amount of lease payment representing interest	(15,944)	(106)
Present value of future minimum lease payments	96,385	1,977
Less: current obligations under leases	(22,584)	(697)
Long-term lease obligations	$ 73,801	$ 1,280

14.   Benefit Plans

The Company's employees participate in an Employee Retirement Savings Plan (the "Retirement Plan") under Section 401(k) of the Internal Revenue Code that covers substantially all U.S. based salaried employees. Employees may contribute a percentage of eligible compensation to the plan, subject to certain limits under the Internal Revenue Code. For the years ended December 31, 2022, 2021 and 2020, the Company provided matching contributions of $7.2 million, $7.3 million and $8.3 million, respectively.

The Company has two non-contributory defined benefit pension plans covering certain of the Company's executives. Retirement benefits are based on years of service, employees' average compensation for the last five years prior to retirement and social security benefits. Currently, the plans are not funded. The Company purchased and is the beneficiary of life insurance policies for certain participants enrolled in the plans. There were no significant transactions between the employer or related parties and the plans during 2022, 2021 or 2020.

The Company had a non-qualified deferred compensation agreement with its Executive Chairman and former Chief Executive Officer ("CEO"). The agreement provided for a lump sum payment upon retirement, no sooner than age 55. As of December 31, 2022, the Executive Chairman had reached age 55 and was eligible to receive the payment upon retirement.

On February 26, 2020 (the "Effective Date"), the Company and its former CEO entered into an amended and restated executive retirement agreement that amends the former CEO's executive retirement agreement.

The amended and restated executive retirement agreement provided that upon the former CEO's retirement from the Company, the Company would pay a lump sum amount equal to $8,925,065 (determined as of February 26, 2020) (the "Grandfathered Payment") which was to be paid in the form of a fixed number of shares of the Company's common stock.

On the Effective Date, an amount equal to the Grandfathered Payment was invested in the Company's common stock ("GEO Shares"). The number of the Company's shares of common stock as of the Effective Date was equal to the Grandfathered Payment divided by the closing price of the Company's common stock on the Effective Date (rounded up to the nearest whole number of shares), which equals 553,665 shares of the Company's common stock. Additional shares of the Company's common stock were credited with a value equal to any dividends declared and paid on the Company's shares of common stock, calculated by reference to the closing price of the Company's common stock on the payment date for such dividends (rounded up to the nearest whole number of shares).

The Company had established several trusts for the purpose of paying the retirement benefit pursuant to the amended and restated executive retirement agreement. The trusts are revocable "rabbi trusts" and the assets of the trusts are subject to the claims of the Company's creditors in the event of the Company's insolvency.

The Company repurchased shares of its outstanding common stock under its stock buyback program and contributed such shares to the trusts in order to fund the retirement benefit under the amended and restated executive retirement agreement. In accordance with Accounting Standards Codification ("ASC") 710 – Compensation-General, the shares of common stock held in the rabbi trusts are classified as treasury stock. In addition, the amended and restated executive retirement agreement qualified for equity accounting under ASC 710 and therefore, the fair value of the Grandfathered Payment was reclassified to stockholders' equity.

The Company and its Executive Chairman and former CEO, subsequently entered into on May 27, 2021, and effective July 1, 2021, an Amended and Restated Executive Retirement Agreement which replaced the February 26, 2020 agreement discussed above. Pursuant to the terms of the Amended and Restated Executive Retirement Agreement, upon the date that the Executive Chairman ceases to provide services to the Company, the Company will pay to the Executive Chairman an amount equal to $3,600,000 which shall be paid in cash. The payment shall be credited with interest at a rate of 5% compounded quarterly. Additionally, at the end of each calendar year provided that the Executive Chairman is still providing services to GEO pursuant to the Executive Chairman Employment Agreement, GEO will credit an amount equal to $1,000,000 (the "Employment Contributions Account"). The Employment Contributions Account will be credited with interest at the rate of 5% compounded quarterly. As the Executive Chairman's retirement payment will no longer be settled with a fixed number of shares of GEO's common stock, $3,600,000 has been reclassified from equity to other non-current liabilities in 2021. The balance of the Amended and Restated Executive Retirement Agreement was approximately $7 million at December 31, 2022 which is fully funded. The following table presents the balance due to the Executive Chairman at the end of each the next five years under the Amended and Restated Executive Retirement Agreement provided that the Executive Chairman is still providing services to the Company under his Executive Chairman Employment Agreement:

Fiscal Year	Retirement Obligation
	(In thousands)
12/31/2023	$ 9,557
12/31/2024	$ 12,617
12/31/2025	$ 16,336
12/31/2026	$ 20,856
12/31/2027	$ 26,351

The following table summarizes key information related to the Company's defined benefit pension plans. The table illustrates the reconciliation of the beginning and ending balances of the benefit obligation showing the effects during the periods presented attributable to service cost, interest cost, plan amendments, termination benefits, actuarial gains and losses. The assumptions used in the Company's calculation of accrued pension costs are based on market information and the Company's historical rates for employment compensation and discount rates. The vested benefit obligation is determined as the actuarial present value of the vested benefits to which the employee is currently entitled to but based on the employee's expected date of separation or retirement.

	December 31, 2022	December 31, 2021
Accumulated Benefit Obligation, End of Year	$ 21,612	$ 25,417
Change in Projected Benefit Obligation		
Projected Benefit Obligation, Beginning of Year	$ 31,830	$ 33,530
Service Cost	1,118	1,404
Interest Cost	962	1,274
Actuarial Gain	(6,710)	(3,505)
Benefits Paid	(993)	(873)
Projected Benefit Obligation, End of Year	$ 26,207	$ 31,830
Change in Plan Assets		
Plan Assets at Fair Value, Beginning of Year	$ —	$ —
Company Contributions	993	873
Benefits Paid	(993)	(873)
Plan Assets at Fair Value, End of Year	$ —	$ —
Unfunded Status of the Plan	$ (26,207)	$ (31,830)
Amounts Recognized in Accumulated Other Comprehensive Income		
Net Loss	(511)	6,631
Total Pension Cost	$ (511)	$ 6,631

	2022	2021
Components of Net Periodic Benefit Cost		
Service Cost	$ 1,118	$ 1,404
Interest Cost	962	1,274
Amortization of:		
Net Loss	431	788
Net Periodic Pension Cost	$ 2,511	$ 3,466
Weighted Average Assumptions for Expense		
Discount Rate	5.20%	3.05%
Expected Return on Plan Assets	N/A	N/A
Rate of Compensation Increase	4.40%	4.40%

The long-term portion of the pension liability related to the defined benefit plan as of December 31, 2022 and 2021 was $25.4 million and $31.5 million, respectively, and is included in Other Non-Current liabilities in the accompanying consolidated balance sheets.

The amount included in accumulated other comprehensive income as of December 31, 2022 that has not yet been recognized as a component of net periodic benefit cost is $0.5 million. There was no amount included in other accumulated comprehensive income as of December 31, 2022 that is expected to be recognized as a component of net periodic benefit cost in fiscal year 2023.

The benefit payments reflected in the table below represent the Company's obligations to employees that are eligible for retirement or have already retired and are receiving deferred compensation benefits:

Fiscal Year	Pension Benefits
	(In thousands)
2023	$ 996
2024	987
2025	1,060
2026	1,424
2027	1,580
Thereafter	20,160
	$ 26,207

The Company also maintains The GEO Group Inc. Deferred Compensation Plan ("Deferred Compensation Plan"), a non-qualified deferred compensation plan for employees who are ineligible to participate in its qualified 401(k) plan. Eligible employees may defer a fixed percentage of their salary and the Company matches employee contributions up to a certain amount based on the employee's years of service. Payments will be made at retirement age of 65, at termination of employment or earlier depending on the employees' elections. The Company established a rabbi trust; the purpose of which is to segregate the assets of the Deferred Compensation Plan from the Company's cash balances. The funds in the rabbi trust are included in Restricted Cash and Investments in the accompanying Consolidated Balance Sheets. These funds are not available to the Company for any purpose other than to fund the Deferred Compensation Plan; however, these funds may be available to the Company's creditors in the event the Company becomes insolvent. The rabbi trust had a balance of approximately $37.0 million at December 31, 2022. All employee and employer contributions relative to the Deferred Compensation Plan are made directly to the rabbi trust. The Company recognized expense related to its contributions of $0.6 million for the year ended December 31, 2022 and $0.1 million for each of the years ended December 31, 2021 and 2020. The total liability for this plan at December 31, 2022 and 2021 was approximately $32.3 million and $35.0 million, respectively, and is included in Other Non-Current Liabilities in the accompanying Consolidated Balance Sheets. The current portion of this liability was $1.8 million and $3.7 million as of December 31, 2022 and 2021, respectively.

15. Business Segments and Geographic Information

Operating and Reporting Segments

The Company conducts its business through four reportable business segments: the U.S. Secure Services segment; the Electronic Monitoring and Supervision Services segment; the Reentry Services segment; and the International Services segment. The Company has identified these four reportable segments to reflect the current view that the Company operates four distinct business lines, each of which constitutes a material part of its overall business. The Company determined that its previously reportable business segment, Facility Construction and Design, no longer qualifies as a reportable segment as it no longer meets certain quantitative thresholds and has been aggregated with the Company's International Services reportable business segment below. In addition, the Company appointed a new Chief Executive Officer, the chief operating decision maker, during fiscal 2021. Based on changes to the way the Company's chief operating decision maker views the business and financial results used to allocate resources to its electronic monitoring and supervision services operations, along with the growth of the business, the Company will report the electronic monitoring and supervision services operation as a separate reportable segment. This new segment will be presented as Electronic Monitoring and Supervision Services. Previously, the electronic monitoring and supervision services operations were included in the GEO Care reportable segment. In addition, the GEO Care reportable segment was renamed Reentry Services and will include services provided to adults for residential and non-residential treatment, educational and community-based programs, pre-release and half-way house programs. Reentry Services also includes activities for our former youth division for half of 2021 and all historical periods. The youth division was divested on July 1, 2021.

The U.S. Secure Services segment primarily encompasses U.S.-based secure services business. The Electronic Monitoring and Supervision Services segment, which conducts its services in the United States, represents services provided to adults for monitoring services and evidence-based supervision and treatment programs for community-based parolees, probationers, and pretrial defendants. The Reentry Services segment, which conducts its services in the United States represents services provided to adults for residential and non-residential treatment, educational and community-based programs, pre-release and half-way house programs. The International Services segment primarily consists of secure services operations in South Africa and Australia. Segment disclosures below (in thousands) reflect the results of continuing operations. All transactions between segments are eliminated.

Fiscal Year		2022		2021		2020
Revenues:						
U.S. Secure Services	$	1,437,831	$	1,488,936	$	1,571,216
Electronic Monitoring and Supervision Services		496,268		278,934		241,944
Reentry Services		255,428		274,893		309,398
International Services		187,200		213,849		227,540
Total revenues	$	2,376,727	$	2,256,612	$	2,350,098
Capital Expenditures:						
U.S. Secure Services	$	52,613	$	23,780	$	58,410
Electronic Monitoring and Supervision Services		31,354		29,504		32,972
Reentry Services		3,181		14,675		16,276
International Services		2,878		1,435		1,142
Total capital expenditures	$	90,026	$	69,394	$	108,800
Depreciation and amortization:						
U.S. Secure Services	$	80,600	$	83,721	$	80,702
Electronic Monitoring and Supervision Services		31,838		30,422		31,678
Reentry Services		18,416		18,773		20,154
International Services		2,071		2,261		2,146
Total depreciation and amortization	$	132,925	$	135,177	$	134,680
Operating Income:						
U.S. Secure Services	$	279,975	$	292,925	$	298,952
Electronic Monitoring and Supervision Services		238,194		127,070		97,421
Reentry Services [1]		42,923		50,128		6,740
International Services		18,982		22,266		19,664
Operating income from segments	$	580,074	$	492,389	$	422,777
General and Administrative Expenses		(196,972)		(204,306)		(193,372)
Total operating income	$	383,102	$	288,083	$	229,405

[1] Operating income for Reentry Services for the year ended December 31, 2020 includes a goodwill impairment charge of $21.1 million.

Pre-Tax Income Reconciliation of Segments

The following is a reconciliation of the Company's total operating income from its reportable segments to the Company's income before income taxes and equity in earnings of affiliates, in each case, during the years ended December 31, 2022, 2021 and 2020, respectively.

Fiscal Year Ended	2022	2021	2020
	(In thousands)		
Operating income from segments	$ 580,074	$ 492,389	$ 422,777
Unallocated amounts:			
General and administrative expense	(196,972)	(204,306)	(193,372)
Net interest expense	(147,719)	(105,453)	(103,765)
Gain (loss) on extinguishment of debt	(37,895)	4,693	5,319
Net gain (loss) on disposition of assets	32,332	5,499	(6,831)
Income before income taxes and equity in earnings of affiliates	$ 229,820	$ 192,822	$ 124,128

	2022	2021
	(In thousands)	
Segment assets:		
U.S. Secure Services	$ 2,371,146	$ 2,433,023
Reentry Services	572,154	566,916
Electronic Monitoring and Supervision Services	536,291	483,112
International Services	66,023	451,547
Total segment assets	$ 3,545,614	$ 3,934,598

Asset Reconciliation

The following is a reconciliation of the Company's reportable segment assets to the Company's total assets as of December 31, 2022 and 2021, respectively.

	2022	2021
	(In thousands)	
Reportable segment assets	$ 3,545,614	$ 3,934,598
Cash	95,073	506,491
Deferred income tax assets	8,005	—
Restricted cash and investments, current and non-current	111,691	96,319
Total assets	$ 3,760,383	$ 4,537,408

Geographic Information

During each of the years ended December 31, 2022, 2021 and 2020, the Company's international operations were conducted through (i) the Company's wholly owned Australian subsidiary, The GEO Group Australia Pty. Ltd., through which the Company has management contracts for four correctional facilities, (ii) the Company's wholly owned subsidiaries, GEO Ravenhall Finance Holdings Pty. Ltd. and GEO Ravenhall Holdings Pty. Ltd. which, together, had a design and construction contract for a facility in Ravenhall, Australia which was completed in November 2017, (iii) the Company's wholly-owned subsidiary in South Africa, SACM, through which the Company manages one correctional facility, and (iv) the Company's wholly-owned subsidiary in the United Kingdom, The GEO Group UK Ltd., through which the Company managed the Dungavel House Immigration Removal Centre (GEO transitioned the management contract for Dungavel to the government effective September 30, 2021).

Fiscal Year		2022		2021		2020
				(In thousands)		
Revenues:						
U.S. operations	$	2,189,527	$	2,043,157	$	2,123,045
Australia operations		168,225		186,980		201,932
South African operations		18,975		19,527		17,044
United Kingdom operations		—		6,948		8,077
Total revenues	$	2,376,727	$	2,256,612	$	2,350,098
Property and Equipment, net:						
U.S. operations	$	1,991,968	$	2,026,252	$	2,109,070
Australia operations		9,961		11,491		12,908
South African operations		92		102		127
United Kingdom operations		-		-		90
Total Property and Equipment, net	$	2,002,021	$	2,037,845	$	2,122,195

Sources of Revenue

The Company derives most of its revenue from the management of secure facilities through public-private partnerships. The Company also derives revenue from the provision of reentry services and electronic monitoring and evidence-based supervision and treatment programs in the United States, and expansion of new and existing secure facilities, processing centers and reentry centers.

Fiscal Year		2022		2021
			(In thousands)	
Revenues:				
Secure Services [1]	$	1,625,031	$	1,702,785
Electronic Monitoring and Supervision Services		496,268		278,934
Reentry Services		255,428		274,893
Total revenues	$	2,376,727	$	2,256,612

[1] Includes international secured services

Equity in Earnings of Affiliates

Equity in earnings of affiliates for 2022, 2021 and 2020 includes the operating results of the Company's joint ventures in SACS and GEOAmey. These joint ventures are accounted for under the equity method and the Company's investments in SACS and GEOAmey are presented as a component of other non-current assets in the accompanying Consolidated Balance Sheets.

The Company has recorded $2.5 million, $3.6 million and $3.7 million in earnings, net of tax impact, for SACS operations during the years ended December 31, 2022, 2021 and 2020, respectively, which are included in equity in earnings of affiliates, net of income tax provision in the accompanying Consolidated Statements of Operations. As of December 31, 2022 and 2021, the Company's investment in SACS was $10.2 million and $10.3 million, respectively. The investment is included in other non-current assets in the accompanying Consolidated Balance Sheets. The Company received dividend distributions of $1.9 million and $3.1 million, in 2022 and 2021, respectively, from this unconsolidated joint venture.

The Company has recorded $2.2 million, $3.6 million and $5.5 million in earnings, net of tax impact, for GEOAmey's operations during the years ended December 31, 2022, 2021 and 2020, respectively, which are included in equity in earnings of affiliates, net of income tax provision, in the accompanying Consolidated Statements of Operations. As of December 31, 2022 and 2021, the Company's investment in GEOAmey was $8.7 million and $10.1 million, respectively, and represents its share of cumulative reported earnings. The Company received dividend distributions of $2.6 million and $5.2 million in 2022 and 2021, respectively, from this unconsolidated joint venture. There were no dividend distributions in 2020.

Business Concentration

Except for the major customer noted in the following table, no other single customer made up greater than 10% of the Company's consolidated revenues for the following fiscal years:

Customer	2022	2021	2020
Various agencies of the U.S Federal Government:	64%	58%	56%

The concentrations above relate to the Company's U.S. Secure Services and its Electronic Monitoring and Supervision segments.

Credit risk related to accounts receivable is reflective of the related revenues.

16. Income Taxes

The United States and foreign components of income before income taxes and equity in earnings in affiliates are as follows:

	2022	2021	2020
		(In thousands)	
Income before income taxes and equity in earnings in affiliates			
United States	$ 205,360	$ 161,856	$ 96,428
Foreign	24,460	30,966	27,700
Income before income taxes and equity in earnings in affiliates	$ 229,820	$ 192,822	$ 124,128

The provision for income taxes consists of the following components:

	2022	2021	2020
		(In thousands)	
Federal income taxes:			
Current	$ 25,699	$ 20,006	$ 8,259
Deferred	17,328	71,202	(255)
	43,027	91,208	8,004
State income taxes:			
Current	10,422	8,564	4,146
Deferred	3,960	18,587	47
	14,382	27,151	4,193
Foreign income taxes (benefit):			
Current	39,904	7,780	(3,163)
Deferred	(34,414)	(3,409)	11,429
	5,490	4,371	8,266
Total U.S. and foreign provision for income taxes	$ 62,899	$ 122,730	$ 20,463

A reconciliation of the statutory U.S. federal tax rate of 21% and the effective income tax rate is as follows:

	2022		2021		2020	
			(In thousands)			
Provisions using statutory federal income tax rate	$	48,262	$	40,492	$	26,067
State income taxes, net of federal tax benefit		12,738		7,921		3,099
REIT benefit		—		—		(12,271)
Change in valuation allowance		(242)		389		(1,775)
Federal tax credits		(1,742)		(1,414)		(2,015)
Foreign income taxes		1,932		3,802		1,373
Tax impact of vested equity compensation		2,100		3,621		3,628
Impact of REIT termination		—		70,813		—
Change in contingent tax liability		452		(4,339)		143
Asset divestiture		(5,596)		—		—
Other, net		4,995		1,445		2,214
Total provision for income taxes	$	62,899	$	122,730	$	20,463

The Company's effective tax rate differs from the U.S. statutory rate of 21% primarily due to lower taxes on an asset divestiture in 2022 of $5.6 million, non-cash tax expense related to the termination of the REIT status in 2021 of $70.8 million and lower taxes due to a zero tax rate on earnings generated by the Company's REIT operations while a REIT in 2020 of $12.3 million. Additionally, taxes differ due to state income taxes and foreign income taxes in excess of the US statutory rate in the presented periods. State income taxes, net of federal tax benefits of $12.7 million, $7.9 million and $3.1 million were incurred in 2022, 2021 and 2020, respectively.

The following table presents the breakdown between non-current net deferred tax assets as classified on the balance sheets as of December 31, 2022 and 2021:

	2022		2021	
		(In thousands)		
Deferred tax assets - non-current	$	8,005	$	—
Deferred tax liabilities - non-current		(75,849)		(80,768)
Total net deferred tax assets	$	(67,844)	$	(80,768)

The significant components of the Company's deferred tax assets and liabilities consisted of the following as of December 31, 2022 and 2021:

	2022	2021
Deferred tax assets:	(In thousands)	
Net operating losses	$ 17,457	$ 18,022
Accrued liabilities	34,333	29,473
Deferred compensation	14,437	19,052
Accrued compensation	6,928	6,694
Deferred revenue	1,654	21,134
Tax credits	4,423	3,065
Equity awards	3,322	3,694
Operating lease liability	23,556	28,756
Other, net	910	1,212
Valuation allowance	(21,016)	(19,322)
Total deferred tax assets	$ 86,004	$ 111,780
Deferred tax liabilities:		
Depreciation	$ (85,402)	$ (59,057)
Intangible assets	(46,228)	(48,935)
Capitalized transaction costs	—	(15,229)
Accounting method change	—	(2,334)
Prepaid expenses and other	(16)	(39,739)
Lease right-of-use assets	(22,202)	(27,254)
Total deferred tax liabilities	$ (153,848)	$ (192,548)
Total net deferred tax assets (liabilities)	$ (67,844)	$ (80,768)

Deferred income taxes should be reduced by a valuation allowance if it is not more likely than not that some portion or all of the deferred tax assets will be realized. On a periodic basis, management evaluates and determines the amount of the valuation allowance required and adjusts such valuation allowance accordingly. At year end 2022 and 2021, the Company has a valuation allowance of $21.0 million and $19.3 million, respectively related to deferred tax assets for foreign net operating losses and foreign tax credits, state net operating losses and state tax credits. The valuation allowance increased by $1.7 million during the year ended December 31, 2022 related to certain deferred tax assets increases that were not benefited.

The Company provides income taxes on the undistributed earnings of non-U.S. subsidiaries except to the extent that such earnings are permanently invested outside the United States. At December 31, 2022, $10.2 million of accumulated undistributed earnings of non-U.S. subsidiaries were permanently invested outside the United States. At the existing U.S. federal income and applicable foreign withholding tax rates, additional taxes (net of foreign tax credits) of $0.5 million, consisting solely of withholding taxes, would have to be provided if such earnings were remitted currently.

At December 31, 2022, the Company had no Federal net operating loss carryforwards and $210.0 million of combined net operating loss carryforwards in various states which will begin to expire in 2023. The Company has recorded a partial valuation allowance against the deferred tax assets related to the state operating losses.

Also, as of the year ended December 31, 2022, the Company had $14.0 million of foreign operating losses which carry forward indefinitely and $1.9 million of state tax credits which will begin to expire in 2023. The Company has recorded a partial valuation allowance against the deferred tax assets related to the foreign operating losses and state tax credits.

The Company recognizes the cost of employee services received in exchange for awards of equity instruments based upon the grant date fair value of those awards. The exercise of non-qualified stock options and vesting of restricted stock awards which have been granted under the Company's equity award plans give rise to compensation income which is includable in the taxable income of the applicable employees and the majority of which is deductible by the Company for federal and state income tax purposes. In the case of non-qualified stock options, the compensation income results from increases in the fair market value of the Company's common stock subsequent to the date of grant. At December 31, 2022, the deferred tax asset related to unexercised stock options and restricted stock grants for which the Company has recorded a book expense was $3.3 million.

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2022	2021	2020
		(In thousands)	
Balance at Beginning of Period	$ 1,105	$ 5,623	$ 5,469
Additions based on tax positions related to the current year	581	133	44
Additions for tax positions of prior years	57	57	166
Reductions as a result of a lapse of applicable statutes of limitations	(223)	(4,708)	(56)
Balance at End of Period	$ 1,520	$ 1,105	$ 5,623

All amounts in the reconciliation are reported on a gross basis and do not reflect a federal tax benefit on state income taxes. The Company has accrued $1.5 million of accrued uncertain tax benefits as of December 31, 2022 which is inclusive of the federal tax benefit on state income taxes. The Company believes that it is reasonably possible that a decrease may be necessary in the unrecognized tax benefits within twelve months of the reporting date of approximately $0.1 million, related to state tax exposures, due to a lapse of the statute of limitation. The accrued uncertain tax balance at December 31, 2022 includes $1.5 million of unrecognized tax benefits which, if ultimately recognized, will reduce the Company's annual effective tax rate.

The Company is subject to income taxes in the U.S. federal jurisdiction, and various states and foreign jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for the years before 2018.

The calculation of the Company's provision (benefit) for income taxes requires the use of significant judgment and involves dealing with uncertainties in the application of complex tax laws and regulations. In determining the adequacy of the Company's provision (benefit) for income taxes, potential settlement outcomes resulting from income tax examinations are regularly assessed. As such, the final outcome of tax examinations, including the total amount payable or the timing of any such payments upon resolution of these issues, cannot be estimated with certainty.

During the year ended December 31, 2021, the Company recognized a net decrease in interest of $0.2 million related to the change of unrecognized tax benefits noted above. The net decrease in interest during the year ended December 31, 2022 was not significant. During the year ended December 31, 2022, the Company recorded a potential penalty of $0.1 million. There was no potential penalty recorded during the year ended December 31, 2021. The Company had approximately $0.1 million for the payment of interest and penalties accrued at December 31, 2022. The amount accrued for the payment of interest and penalties was not significant at December 31, 2021. The Company classifies interest and penalties as interest expense and operating expense, respectively.

17.   Commitments, Contingencies and Other Matters

Collective Bargaining Agreements

The Company had approximately 47% of its workforce covered by collective bargaining agreements at December 31, 2022. Collective bargaining agreements with 9% of employees are set to expire in less than one year.

Contract Developments

Effective April 6, 2022, Delaware County, Pennsylvania took over management of the managed-only George W. Hill Correctional Facility.

The Company's contract with the BOP for its company-owned North Lake Correctional Facility in Michigan expired at the end of September 2022. As of December 31, 2022, the Company no longer has any contracts with the BOP for secure correctional facilities.

The Company received a contract extension with the USMS extending to September 2023 for its company-leased Western Region Detention Facility in California.

In October 2022, the Company signed a five-year contract renewal for the 780-bed Florence West Correctional and Rehabilitation Facility in Arizona.

In December 2022, the Company signed a two-year contract renewal for the 3,400-bed Kingman Correctional and Rehabilitation Facility in Arizona.

During the fourth quarter of 2022, the Company was notified by the USMS of the agency's intent to exercise the five-year contract option period for its 768-bed Robert Deyton Facility in Georgia.

During the fourth quarter of 2022, the Company renewed five residential reentry contracts, including four contracts with the BOP.

On January 9, 2023, the Company announced that its Australian subsidiary, GEO Australia, had entered into a contract with the Department of Justice and Community Safety in the State of Victoria for delivery of primary health services across thirteen public prisons. The contract will commence on July 1, 2023.

Commitments

As of December 31, 2022, the Company had contractually required commitments for a number of projects using existing Company financing facilities. The Company's management estimates that these existing contractually required capital projects will cost approximately $42.2 million, of which $19.5 million was spent through 2022. The Company estimates the remaining capital requirements related to these contractually required capital projects to be approximately $22.7 million. These projects are expected to be completed through 2023.

In addition to these current estimated capital requirements, the Company is currently in the process of bidding on, or evaluating potential bids for the design, construction and management of a number of new projects. In the event that the Company wins bids for these projects and decides to self-finance their construction, its capital requirements could materially increase.

Litigation, Claims and Assessments

<u>Shareholder and Derivative Litigation</u>

On July 7, 2020, a putative shareholder class action lawsuit was filed against the Company and its officers George C. Zoley and Brian R. Evans, in the U.S. District Court for the Southern District of Florida. On November 18, 2020, the lead plaintiffs, James Michael DeLoach and Edward Oketola, filed a consolidated class action amended complaint against Messrs. Zoley and Evans—as well as then current and former Company officers J. David Donahue and Ann M. Schlarb. On September 23, 2021, the court dismissed all claims against Messrs. Evans and Donahue, and Ms. Schlarb, and dismissed all claims against GEO and Mr. Zoley other than claims related to GEO's disclosures about pending litigation. On October 4, 2021, plaintiffs filed a consolidated class action second amended complaint. The second amended complaint alleges that GEO and Mr. Zoley violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the "Exchange Act"), and Rule 10b-5 promulgated thereunder, and alleges that Mr. Zoley violated Section 20(a) of the Exchange Act, by making materially false and misleading statements and/or omissions related to pending litigation, and seeks relief individually and on behalf of a putative class consisting of all persons and entities—other than the defendants, the officers and directors of the Company, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which the defendants have or had a controlling interest—who purchased or otherwise acquired the Company's securities during the alleged class period from November 9, 2018 to August 5, 2020, inclusive. The second amended complaint seeks damages, interest, attorneys' fees, expert fees, other costs, and such other relief as the court may deem proper. On June 21, 2022, the court dismissed all claims in the second amended complaint other than those related to the Company's statements about pending lawsuits made prior to July 17, 2019.

After the putative shareholder class action lawsuit was filed, three related putative shareholder derivative actions have also been filed. These cases generally allege breaches of fiduciary duties related to the same underlying matters alleged in the class action. First, on July 1, 2021, a putative shareholder derivative complaint was filed in Palm Beach County, Florida Circuit Court against the Company, as well as current and former Company directors and officers George C. Zoley, Jose Gordo, Brian R. Evans, Ann M. Schlarb, Richard H. Glanton, Anne N. Foreman, Christopher C. Wheeler, Julie M. Wood, Guido van Hauwermeiren, Scott M. Kernan, and Duane Helkowski (collectively, the "State Court Defendants"). Second, on November 12, 2021, a putative shareholder derivative complaint was filed in the U.S. District Court for the Southern District of Florida against the Company, the State Court Defendants, as well as then current and former Company officers David Venturella and J. David Donahue (collectively, the "Derivative Defendants"). Third, on August 24, 2022, a putative stockholder derivative complaint was filed in the U.S. District Court for the Southern District of Florida against the Company and the Derivative Defendants. The state-court complaint alleges breach of fiduciary duty and unjust enrichment claims against the State Court Defendants relating to purported healthcare and quality of care deficiencies, an allegedly inadequate response to the COVID-19 pandemic, alleged forced labor by detainees, and alleged exposure to pending litigation, which purportedly led to damage to GEO. The federal-court complaints make similar allegations of breach of fiduciary duty as to the Derivative Defendants, and also allege that the Derivative Defendants violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder and that Mr. Zoley contributed to alleged violations of Sections 10(b) and 21D of the Exchange Act. These cases are currently stayed pending the resolution of the federal putative shareholder class action lawsuit described above.

GEO strongly disputes the claims made in these four lawsuits, and intends to take all necessary steps to vigorously defend itself from these lawsuits.

<u>Immigration Detainee Litigation</u>

Civil immigration detainees at the Aurora ICE Processing Center filed a class action lawsuit on October 22, 2014, against the Company in the U.S. District Court for the District of Colorado. The complaint alleges that the Company was in violation of the Colorado Minimum Wages of Workers Act and the Federal Trafficking Victims Protection Act ("TVPA"). The complaint also claims that the Company was unjustly enriched based on the level of payment the detainees received for work performed in a Voluntary Work Program ("VWP") the Company is required to implement at the facility under the terms of its contract with the federal government. On July 6, 2015, the court found that detainees were not employees under the Colorado Minimum Wage Order and dismissed this claim. On February 27, 2017, the court granted the plaintiffs' motion for class certification on the TVPA and unjust enrichment claims. The plaintiffs class seeks actual damages, compensatory damages, exemplary damages, punitive damages, restitution, attorneys' fees and costs, and such other relief as the court may deem proper. On October 18, 2022, the court issued an order granting plaintiffs' motion for summary judgment on the Company's affirmative defenses, denying the Company's motion for summary judgment, motion to dismiss, and motion for decertification of the class, narrowing the class period for plaintiffs' TVPA claims, and otherwise ruling against the Company's motions for relief. All trial dates are currently stayed by court order pending appeal of evidentiary issue to the 10th Circuit Court of Appeal.

Since the Colorado suit was initially filed, four similar lawsuits have been filed - two in the state of Washington and two in California.

The first of the two state of Washington lawsuits was filed on September 26, 2017 by immigration detainees against the Company in the U.S. District Court for the Western District of Washington. The second lawsuit was filed on September 20, 2017 by the State Attorney General against the Company in the Superior Court of the State of Washington for Pierce County, which the Company removed to the U.S. District Court for the Western District of Washington on October 9, 2017. The plaintiffs claimed that Washington State minimum wage laws should be enforced with respect to detainees who volunteer to participate in a VWP administered by GEO at the Northwest ICE Processing Center (the "Center") as required by the U.S. Department of Homeland Security under the terms of GEO's contract. The Center houses persons in the custody of federal immigration authorities while the federal government is determining their immigration status. In October 2021, an unfavorable jury verdict and court judgment resulting in a combined $23.2 million judgment entered against the Company in the retrial of the two cases, which judgment amounts were subsequently increased by a further award against the Company of attorney's fees, costs, and pre-judgment interest in the amount of $12.7 million. Post judgment interest is accruing on these judgments in accordance with Washington law. The trial court has waived the necessity to post a supersedeas bond for the combined judgments and has stayed enforcement of the verdict and judgments while GEO's appeal to the U.S. Court of Appeals for the Ninth Circuit is pending. Oral argument was held on October 6, 2022. The case has been formally submitted to the three-judge panel for decision. GEO intends to take all necessary steps to vigorously defend itself. The Company has not established an accrual for this judgment as it believes a potential loss related to this case is not probable.

In California, a class-action lawsuit was filed on December 19, 2017 by immigration detainees against the Company in the U.S. District Court Eastern Division of the Central District of California. The California lawsuit alleges violations of the state's minimum wage laws, violations of the TVPA and California's equivalent state statute, unjust enrichment, unfair competition and retaliation. The California court has certified a class of individuals who have been civilly detained at the Company's Adelanto Facility from December 19, 2014, until the date of final judgment. On March 31, 2022, the court entered a stay of the California case until the Ninth Circuit rules on the Washington cases.

Current and former detainees of the Mesa Verde ICE Processing Center and the Golden State Annex ICE Processing Center filed a class action lawsuit on July 13, 2022, against the Company in the U.S. District Court for the Eastern District of California, Fresno Division. This lawsuit is similar to the cases in Colorado, Washington and California discussed above. The complaint alleges that federal detainees who volunteer to participate in the VWP at GEO's Mesa Verde and Golden State Annex ICE facilities are employees of GEO and entitled to the state's minimum wage. Plaintiffs also make claims for unfair competition, unjust enrichment, human trafficking, forced labor, California's Private Attorneys General Act and retaliation.

GEO believes it operates the VWP in full compliance with its contract with ICE and all applicable laws, regulations, and standards. GEO strongly disputes the claims made in these lawsuits, and intends to take all necessary steps to vigorously defend itself from these lawsuits. GEO has not recorded any accruals relating to these lawsuits at this time as losses are not considered probable.

Challenges to State Legislation that Conflict with Federal Contracts

On December 30, 2019, the Company filed a lawsuit in the U.S. District Court for the Southern District of California against the State of California for declaratory and injunctive relief challenging California's newly enacted law - Assembly Bill 32 ("AB-32"), - which prohibits the operation of "private detention facilities" in California, including facilities in which the Company provides secure immigration detention contract services to the federal government. The Company's lawsuit asserts that AB-32 violates the Constitution's Supremacy Clause, which protects the federal government from regulation by any state. By prohibiting federal detention facilities in California, the suit argues AB-32 substantially interferes with the ability of USMS and ICE to carry out detention responsibilities for the federal government. Secondly, because AB-32 creates an exemption for the application of AB-32 for the State of California for the use of "private detention facilities" (to alleviate overcrowding), California's statute unlawfully discriminates against the federal government. On January 24, 2020, the United States filed a lawsuit challenging AB-32. On October 8, 2020, the court issued an order granting, in part, and denying, in part, the Company's and the United States' motions for preliminary injunction and California's motion to dismiss. Among other findings, the court (1) dismissed the Company's intergovernmental immunity claims as well as the United States' preemption claims as applied to ICE facilities; (2) found that the Company and the United States were likely to succeed on the preemption claims as applied to U.S. Marshals' facilities and enjoined enforcing AB-32 against those facilities; and (3) refused to enjoin California from enforcing AB-32 against ICE contracts with the Company and the United States. The Company and the United States appealed to the Ninth Circuit Court of Appeals. Oral argument was held on June 7, 2021. On October 5, 2021, a three-Judge panel of the Ninth Circuit Court of Appeals reversed the lower court's decision, holding that AB-32 conflicted with federal law. California petitioned the Ninth Circuit for the matter to be heard by the court sitting en banc, which petition was accepted. On September 26, 2022, in an 8-3 en banc decision, the Ninth Circuit Court of Appeals held that AB-32 violates the Constitution's Supremacy Clause and that AB-32 is preempted, vacated the lower court's denial of the Company's and the United States' motions for preliminary injunction, and remanded the case to the District Court to consider the remaining preliminary injunction factors.

On April 29, 2021, the Company filed a lawsuit in the U.S. District Court for the Western District of Washington against the State of Washington for declaratory and injunctive relief challenging the State of Washington's newly enacted law – House Bill 1090 – that purports to prohibit the operation of "private detention facilities" in the state, which would prevent the United States from using privately contracted detention facilities to house detainees in the custody of U.S. Immigration and Customs Enforcement ("ICE"). The court has entered a stay in this action pending the final resolution of the AB-32 appeal.

Other Litigation

The nature of the Company's business also exposes it to various other third-party legal claims or litigation against the Company, including, but not limited to, civil rights claims relating to conditions of confinement and/or mistreatment, sexual misconduct claims brought by individuals in its care, medical malpractice claims, claims related to deaths in custody, product liability claims, intellectual property infringement claims, claims relating to employment matters (including, but not limited to, employment discrimination claims, union grievances and wage and hour claims), property loss claims, environmental claims, automobile liability claims, indemnification claims by its customers and other third parties, contractual claims and claims for personal injury or other damages resulting from contact with the Company's facilities, programs, electronic monitoring products, personnel or detainees, including damages arising from the escape of an individual in its care or from a disturbance or riot at a facility.

<u>**Accruals for Legal Proceedings**</u>

The Company establishes accruals for specific legal proceedings when it is considered probable that a loss has been incurred and the amount of the loss can be reasonably estimated. However, the results of these claims or proceedings cannot be predicted with certainty, and an unfavorable resolution of one or more of these claims or proceedings could have a material adverse effect on the Company's financial condition, results of operations or cash flows or could result in a material impairment of the Company's assets. The Company's accruals for loss contingencies are reviewed quarterly and adjusted as additional information becomes available. The Company does not accrue for anticipated legal fees and costs but expenses those items as incurred.

Other Assessment

     A state non-income tax audit completed in 2016 included tax periods for which the state tax authority had a number of years ago processed a substantial tax refund. At the completion of the audit fieldwork, the Company received a notice of audit findings disallowing deductions that were previously claimed by the Company, approved by the state tax authority and served as the basis for the approved refund claim. In early January 2017, the Company received a formal Notice of Assessment of Taxes and Demand for Payment from the taxing authority disallowing the deductions. The total tax, penalty and interest assessed is approximately $20.0 million. The Company is appealing an administrative ruling and disagrees with the assessment and intends to take all necessary steps to vigorously defend its position. The Company has established a reserve based on its estimate of the most probable loss based on the facts and circumstances known to date and the advice of outside counsel in connection with this matter.

Asset Divestitures

  Effective September 20, 2022, the Company executed a Share and Unit Sale and Purchase Agreement ("SPA") for the sale of its equity investment interest in the government-owned Ravenhall Correctional Centre ("Centre") project in Australia for approximately $84 million in gross proceeds, pre-tax to an unrelated third party. In accordance with the SPA, the Company sold its shares/units in GEO Australasia Holdings Pty Ltd, GEO Australasia Finance Holdings Pty Ltd and GEO Australasia Finance Holding Trust, the Company's former wholly owned subsidiaries. These subsidiaries held the contract receivable and related non-recourse debt which were transferred to the buyer and are no longer an asset or outstanding obligation of the Company. These subsidiaries also held restricted cash that was also transferred to the buyer. The Company continues to manage the operations of the Centre on behalf of the State of Victoria. As a result of the sale, the Company recorded a gain of approximately $29.3 million, pre-tax. The proceeds, along with available cash on hand, were used to repay all of the remaining outstanding principal of its Term Loan B and its newly issued Tranche 3 Loans. Refer to Note 12 - Debt for additional information.

  On July 1, 2021, the Company completed a divestiture of its youth division ("Abraxas"). The divestiture included the sale of certain non-real estate assets in the Company's youth division for total consideration of $10 million which was in the form of an unsecured term note receivable ("Term Note"). The Term Note was to mature July 1, 2026 and bore annual interest at 5%. Principal payments of $250,000 were to be due annually each year starting July 1, 2022. After June 30, 2023, an additional payment would have been due equal to 50% of the excess cash flow (as defined in the Term Note) in excess of $1,000,000. The remaining balance was due on the maturity date. Additionally, the Company had provided a $4 million working capital line of credit ("Grid Note") which was to mature on December 31, 2022 and bore daily interest at prime minus 1%. Each loan under the Grid Note was payable upon the earlier of (i) on demand, (ii) thirty days from the funding date, or (iii) the maturity date. There were no amounts drawn on the Grid Note during 2021. The sale resulted in the assignment of the Company's youth services management contracts to Abraxas. The Company retained the ownership of the youth services real estate assets and have entered into lease agreements with Abraxas for the six company-owned youth facilities. As a result of the transaction, the Company recorded a loss on asset divestiture of approximately $4.5 million during the year ended December 31, 2021 inclusive of a working capital adjustment. On October 15, 2021, the Company signed a letter agreement with Abraxas and another unrelated not-for-profit entity for the settlement of the Term Note and termination of the Grid Note. In accordance with the letter agreement, Abraxas became affiliated with the other unrelated not-for-profit entity and paid the Company $8 million in full settlement of the Term Note on December 31, 2021.

CARES Act

  On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, allowed employers to defer the deposit and payment of the employer's share of Social Security taxes. The deferral applied to deposits and payments of the employer's share of Social Security tax that would otherwise be required to be made during the period beginning on March 27, 2020 and ending on December 31, 2021. The deferred amounts are due to be paid in two equal installments no later than December 31, 2021 and December 31, 2022. The Company paid the first installment in September 2021. The remaining balance of the deferred payroll taxes of approximately $20.0 million was paid in August 2022.

18.   Subsequent Events

Options and Restricted Stock Awards

On February 9, 2023, the Compensation Committee of the Board resolved to grant approximately 362,000 options and 1,151,000 shares of restricted stock to certain employees and directors of the Company which will be effective March 1, 2023. Of the total shares of restricted stock granted, 339,000 are performance-based awards which vest subject to the achievement of certain total shareholder return and return on capital employed metrics over a three-year period.

.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act), as of the end of the period covered by this report. On the basis of this review, our management, including our Chief Executive Officer and our Chief Financial Officer, has concluded that as of the end of the period covered by this report, our disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed in our reports filed with the Securities and Exchange Commission, or the SEC, under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and to ensure that the information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, in a manner that allows timely decisions regarding required disclosure.

It should be noted that the effectiveness of our system of disclosure controls and procedures is subject to certain limitations inherent in any system of disclosure controls and procedures, including the exercise of judgment in designing, implementing and evaluating the controls and procedures, the assumptions used in identifying the likelihood of future events, and the inability to eliminate misconduct completely. Accordingly, there can be no assurance that our disclosure controls and procedures will detect all errors or fraud. As a result, by its nature, our system of disclosure controls and procedures can provide only reasonable assurance regarding management's control objectives.

Internal Control Over Financial Reporting

(a) Management's Annual Report on Internal Control Over Financial Reporting

See "Item 8. — Financial Statements and Supplementary Data — Management's Annual Report on Internal Control Over Financial Reporting" for management's report on the effectiveness of our internal control over financial reporting as of December 31, 2022.

(b) Attestation Report of the Registered Public Accounting Firm

See "Item 8. — Financial Statements and Supplementary Data — Report of Independent Registered Public Accounting Firm" for the report of our independent registered public accounting firm on the effectiveness of our internal control over financial reporting as of December 31, 2022.

(c) Changes in Internal Control over Financial Reporting

Our management is responsible for reporting any changes in our internal control over financial reporting (as such terms are defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period to which this report relates that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Management believes that there have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period to which this report relates that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

Not applicable.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

PART III

ITEM 10.   *Directors, Executive Officers and Corporate Governance*

We have adopted a code of business conduct and ethics applicable to all of our directors, officers, employees, agents and representatives, including our consultants. The code strives to deter wrongdoing and promote honest and ethical conduct, the avoidance of conflicts of interest, full, fair, accurate, timely and transparent disclosure, compliance with the applicable government and self-regulatory organization laws, rules and regulations, prompt internal reporting of violations of the code, and accountability for compliance with the code. In addition, we have adopted a code of ethics for the CEO, our senior financial officers and all other employees. The codes can be found on our website at http://www.geogroup.com by clicking on the link "About Us" on our homepage and then clicking on the link "Corporate Governance." In addition, the codes are available in print to any shareholder who request them by contacting our Vice President of Corporate Relations at 561-999-7306. In the event that we amend or waive any of the provisions of the code of business conduct and ethics and the code of ethics for the CEO, our senior financial officers and employees that relate to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K, we intend to disclose the same on our Investor Relations website. The other information required by this item will be contained in, and is incorporated by reference from, the proxy statement for our 2023 annual meeting of shareholders, which will be filed with the SEC pursuant to Regulation 14A within 120 days after the end of the year covered by this report.

ITEM 11.   *Executive Compensation*

The information required by this item will be contained in, and is incorporated by reference from, the proxy statement for our 2023 annual meeting of shareholders, which will be filed with the SEC pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this report.

ITEM 12.   *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item will be contained in, and is incorporated by reference from, the proxy statement for our 2023 annual meeting of shareholders, which will be filed with the SEC pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this report.

ITEM 13.   *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item will be contained in, and is incorporated by reference from, the proxy statement for our 2023 annual meeting of shareholders, which will be filed with the SEC pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this report.

ITEM 14.   *Principal Accountant Fees and Services*

The information required by this item will be contained in, and is incorporated by reference from, the proxy statement for our 2023 annual meeting of shareholders, which will be filed with the SEC pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this report.

PART IV

Item 15.   *Exhibit and Financial Statement Schedules*

(a)(1) *Financial Statements.*

The consolidated financial statements of GEO are filed under Item 8 of Part II of this report.

(2) *Financial Statement Schedules.*

 Schedule II — Valuation and Qualifying Accounts — Page 148

All other schedules specified in the accounting regulations of the Securities and Exchange Commission have been omitted because they are either inapplicable or not required.

(3) *Exhibits Required by Item 601 of Regulation S-K. The following exhibits are filed as part of this Annual Report:*

Exhibit Number	Description	
3.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on June 30, 2014).	https://www.sec.gov/Archives/edgar/data/923796/000119312514254491/d750635dex31.htm
3.2	Articles of Merger, effective as of June 27, 2014 (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K, filed on June 30, 2014).	https://www.sec.gov/Archives/edgar/data/923796/000119312514254491/d750635dex32.htm
3.3	Articles of Amendment to the Amended and Restated Articles of Incorporation of The GEO Group, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on April 26, 2017).	https://www.sec.gov/Archives/edgar/data/923796/000119312517137344/d384798dex31.htm
3.4	Third Amended and Restated Bylaws of The GEO Group, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on June 21, 2021).	https://www.sec.gov/Archives/edgar/data/0000923796/000119312521195250/d192125dex31.htm
3.5	Amendment to Third Amended and Restated Bylaws, effective January 21, 2022 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on January 27, 2022).	https://www.sec.gov/Archives/edgar/data/0000923796/000119312522019826/d305099dex31.htm
3.6	Amendment to Third Amended and Restated Bylaws, effective February 14, 2022 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on	https://www.sec.gov/Archives/edgar/data/0000923796/000119312522045923/d106900dex31.htm

	Form 8-K filed on February 18, 2022).	
3.7	Amendment to Third Amended and Restated Bylaws, effective December 27, 2022 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on December 28, 2022).	https://www.sec.gov/Archives/edgar/data/923796/000119312522313783/d398856dex31.htm
4.1	Indenture, dated as of September 25, 2014, by and between GEO and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed on October 1, 2014).	https://www.sec.gov/Archives/edgar/data/923796/000119312514360857/d795633dex41.htm
4.2	First Supplemental Indenture, dated as of September 25, 2014, by and among GEO, certain subsidiary guarantors and Wells Fargo Bank, National Association, as Trustee with respect to the 5.875% Senior Notes due 2024 (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K, filed on October 1, 2014).	https://www.sec.gov/Archives/edgar/data/923796/000119312514360857/d795633dex42.htm
4.3	Form of 5.875% Senior Note due 2024 (included in Exhibit 4.5).	https://www.sec.gov/Archives/edgar/data/923796/000119312514360857/d795633dex42.htm
4.4	Second Supplemental Indenture, dated as of April 18, 2016, by and among The GEO Group, Inc., the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as Trustee with respect to the 6.00% Senior Notes due 2026 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed on April 18, 2016).	https://www.sec.gov/Archives/edgar/data/923796/000119312516545008/d172173dex41.htm
4.5	Form of 6.00% Senior Notes due 2026 (included in Exhibit 4.7).	https://www.sec.gov/Archives/edgar/data/923796/000119312516545008/d172173dex41.htm
4.6	Indenture, dated as of February 24, 2021, by and among GEO Corrections Holdings, Inc., as issuer, The GEO Group, Inc. and the other guarantors named therein, as guarantors, and the Trustee	https://www.sec.gov/Archives/edgar/data/0000923796/000119312521065641/d85561dex41.htm

	(portions of this exhibit have been omitted) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed on March 2, 2021).	
4.7	Form of 6.5% Exchangeable Senior Notes due 2026 (included in Exhibit 4.9).	https://www.sec.gov/Archives/edgar/data/0000923796/000119312521065641/d85561dex41.htm
4.8	Indenture, dated as of August 19, 2022, among The GEO Group, Inc., the guarantors named therein and Ankura Trust Company, LLC, as trustee and second lien collateral trustee, relating to the 10.500% Senior Second Lien Secured Notes due 2028 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on August 25, 2022).	https://www.sec.gov/Archives/edgar/data/923796/000119312522230195/d392591dex41.htm
4.9	Form of 10.500% Senior Second Lien Secured Notes due 2028 (included in Exhibit 4.8).	https://www.sec.gov/Archives/edgar/data/923796/000119312522230195/d392591dex41.htm
4.10	Indenture, dated as of August 19, 2022, among The GEO Group, Inc., the guarantors named therein and Ankura Trust Company, LLC, as trustee and second lien collateral trustee, relating to the 9.500% Senior Second Lien Secured Notes due 2028 (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on August 25, 2022).	https://www.sec.gov/Archives/edgar/data/923796/000119312522230195/d392591dex43.htm
4.11	Form of 9.500% Senior Second Lien Secured Notes due 2028 (included in Exhibit 4.10).	https://www.sec.gov/Archives/edgar/data/923796/000119312522230195/d392591dex43.htm
4.12	Supplemental Indenture, dated as of August 19, 2022, among The GEO Group, Inc., the guarantors named therein and Regions Bank (successor to Wells Fargo Bank, National Association), as trustee, to the Indenture, dated as of September 24, 2014, among The GEO Group, Inc. and Regions Bank (successor to Wells Fargo Bank, National Association), as trustee, relating to the 5.875%	https://www.sec.gov/Archives/edgar/data/923796/000119312522230195/d392591dex46.htm

	Senior Notes due 2024 (incorporated by reference to Exhibit 4.6 to the Company's Current Report on Form 8-K filed on August 25, 2022).	
4.13	Supplemental Indenture, dated as of August 19, 2022, among The GEO Group, Inc., the guarantors named therein and Regions Bank (successor to Wells Fargo Bank, National Association), as trustee, to the Indenture, dated as of September 24, 2014, among The GEO Group, Inc. and Regions Bank (successor to Wells Fargo Bank, National Association), as trustee, relating to the 6.000% Senior Notes due 2026 (incorporated by reference to Exhibit 4.7 to the Company's Current Report on Form 8-K filed on August 25, 2022).	https://www.sec.gov/Archives/edgar/data/923796/000119312522230195/d392591dex47.htm
4.14	Description of Registrant's Securities*	
4.15	Form of Indenture for Senior Debt Securities (incorporated by reference to Exhibit 4.1 to the Company's registration statement on Form S-3ASR, filed on October 30, 2020).	https://www.sec.gov/Archives/edgar/data/914670/000119312520282734/d12605dex41.htm
4.16	Form of Indenture for Subordinated Debt Securities (incorporated by reference to Exhibit 4.2 to the Company's registration statement on Form S-3ASR, filed on October 30, 2020).	https://www.sec.gov/Archives/edgar/data/914670/000119312520282734/d12605dex42.htm
10.1	Form of Indemnification Agreement between the Company and its Officers and Directors (incorporated herein by reference to Exhibit 10.3 to the Company's registration statement on Form S-1, filed on May 24, 1994) (P)	
10.2	The GEO Group, Inc. Senior Management Performance Award Plan, as Amended and Restated (incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K, filed on February 26, 2019) †	https://www.sec.gov/Archives/edgar/data/923796/000119312519050054/d663410dex103.htm

10.3	Amendment to The GEO Group, Inc. Senior Management Performance Award Plan †*	
10.4	Amended and Restated The GEO Group, Inc. Senior Officer Retirement Plan, effective December 31, 2008 (incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K January 7, 2009) †	https://www.sec.gov/Archives/edgar/data/923796/000095014409000110/g17230exv10w8.htm
10.5	Senior Officer Employment Agreement, dated August 3, 2009, by and between the Company and Brian Evans (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed on August 3, 2009) †	https://www.sec.gov/Archives/edgar/data/923796/000095012309028997/g19984exv10w1.htm
10.6	First Amendment to Senior Officer Employment Agreement, effective March 1, 2011, by and between the Company and Brian R. Evans (incorporated by reference to Exhibit 10.28 to the Company's Annual Report on Form 10-K, filed on March 2, 2011) †	https://www.sec.gov/Archives/edgar/data/923796/000095012311020922/g25405exv10w28.htm
10.7	Amended and Restated The GEO Group, Inc. Executive Retirement Plan (effective January 1, 2008) (incorporated by reference to Exhibit 10.36 to the Company's Quarterly Report on Form 10-K, filed on March 1, 2012) †	https://www.sec.gov/Archives/edgar/data/923796/000119312512090269/d259590dex1036.htm
10.8	Amendment to The GEO Group, Inc. Executive Retirement Plan (incorporated by reference to Exhibit 10.37 to the Company's Annual Report on Form 10-K, filed on March 1, 2012) †	https://www.sec.gov/Archives/edgar/data/923796/000119312512090269/d259590dex1037.htm
10.9	The GEO Group, Inc. Deferred Compensation Plan (as amended and restated effective January 1, 2008) (incorporated by reference to Exhibit 10.38 to the Company's Annual Report on Form 10-K, filed on March 1, 2012) †	https://www.sec.gov/Archives/edgar/data/923796/000119312512090269/d259590dex1038.htm
10.10	Amendment to The GEO Group, Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10.39 to the Company's Annual Report on Form 10-K, filed on March 1, 2012) †	https://www.sec.gov/Archives/edgar/data/0000923796/000119312512090269/d259590dex1039.htm

10.11	Amendment to The GEO Group, Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10.40 to the Company's Annual Report on Form 10-K, filed on March 1, 2012) †	https://www.sec.gov/Archives/edgar/data/923796/000119312512090269/d259590dex1040.htm
10.12	Letter of Offer, dated August 18, 2016, between The GEO Group, Inc. and HSBC Bank Australia Limited (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on August 24, 2016).	https://www.sec.gov/Archives/edgar/data/923796/000119312516690048/d247455dex101.htm
10.13	Third Amended and Restated Credit Agreement, dated as of March 23, 2017, among The GEO Group, Inc., GEO Corrections Holdings, Inc., as the Borrowers, the Australian Borrowers party thereto, the Lenders party thereto and BNP Paribas, as administrative agent. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on March 29, 2017. Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.)	https://www.sec.gov/Archives/edgar/data/923796/000119312517101954/d316743dex101.htm
10.14	Amendment No. 1 to the Third Amended and Restated Credit Agreement, dated as of April 30, 2018, by and among The GEO Group, Inc., GEO Corrections Holdings, Inc., BNP Paribas, as administrative agent for the lenders, the refinancing lenders party thereto and each other lender party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 4, 2018).	https://www.sec.gov/Archives/edgar/data/923796/000119312518152758/d564439dex101.htm
10.15	Senior Officer Employment Agreement, dated July 21, 2014, by and between the Company and Ann Schlarb (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on	https://www.sec.gov/Archives/edgar/data/923796/000119312519138425/d651801dex101.htm

	Form 10-Q, filed on May 6, 2019) †	
10.16	Senior Officer Employment Agreement dated January 1, 2014 by and between the Company and David Venturella (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on May 6, 2020) †.	https://www.sec.gov/Archives/edgar/data/0000923796/000156459020021968/geo-10q_20200331.htm
10.17	Amendment No. 2 to Third Amended and Restated Credit Agreement, dated June 12, 2019, by and among The GEO Group, Inc. and GEO Corrections Holdings, Inc., as the Borrowers, GEO Australasia Holdings PTY LTD, GEO Australasia Finance Holdings PTY LTD, as trustee of the GEO Australasia Finance Holding Trust, BNP Paribas, as administrative agent, and the lenders party thereto (portions of this exhibit have been omitted) (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed on August 2, 2019)	https://www.sec.gov/Archives/edgar/data/923796/000119312519212102/d759337dex101.htm
10.18 **	Amendment No. 4 to Third Amended and Restated Credit Agreement, dated as of August 19, 2022, by and among the lenders party thereto (including pursuant to a borrower assignment agreement), The GEO Group, Inc., GEO Corrections Holdings, Inc. and BNP Paribas, as administrative agent for the lenders under the existing credit agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on August 25, 2022).	https://www.sec.gov/Archives/edgar/data/923796/000119312522230195/d392591dex102.htm
10.19 **	Amendment No. 5 to Third Amended and Restated Credit Agreement and Agency Resignation and Appointment Agreement, dated as of August 19, 2022, by and among The GEO Group, Inc., GEO Corrections Holdings, Inc., the guarantors party thereto, the revolving credit lenders party	https://www.sec.gov/Archives/edgar/data/923796/000119312522230195/d392591dex102.htm

	thereto, the term lenders party thereto, the issuing lenders and the swingline lender, BNP Paribas, as the existing administrative agent for lenders under the existing credit agreement, Alter Domus Products Corp., as the new administrative agent for the lenders under the amended credit agreement, and Alter Domus Products Corp., as the administrative agent for the lenders under the exchange credit agreement (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on August 25, 2022). (included in Exhibit 10-17).	
10.20	Confidential Separation and General Release Agreement, entered into between Blake Davis and The GEO Group, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on April 21, 2021). †	https://www.sec.gov/Archives/edgar/data/0000923796/000119312521124974/d79491dex101.htm
10.21	The GEO Group, Inc. Amended and Restated 2018 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on May 4, 2021) †	https://www.sec.gov/Archives/edgar/data/0000923796/000119312521150222/d178751dex101.htm
10.22	The GEO Group, Inc. Amended and Restated Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on May 4, 2021). †	https://www.sec.gov/Archives/edgar/data/0000923796/000119312521150222/d178751dex102.htm
10.23	Separation and General Release Agreement, dated as of May 27, 2021, by and between The GEO Group, Inc. and George C. Zoley (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on June 1, 2021). †	https://www.sec.gov/Archives/edgar/data/0000923796/000119312521177770/d318382dex101.htm
10.24	Executive Chairman Employment Agreement, dated as of May 27, 2021, by and between The GEO Group, Inc. and George C. Zoley	https://www.sec.gov/Archives/edgar/data/0000923796/000119312521177770/d318382dex102.htm

	(incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on June 1, 2021). †	
10.25	Amended and Restated Executive Retirement Agreement, dated as of May 27, 2021, by and between The GEO Group, Inc. and George C. Zoley (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed on June 1, 2021). †	https://www.sec.gov/Archives/edgar/data/0000923796/000119312521177770/d318382dex103.htm
10.26	Executive Employment Agreement, dated as of May 27, 2021, by and between The GEO Group, Inc. and Jose Gordo (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed on June 1, 2021). †	https://www.sec.gov/Archives/edgar/data/0000923796/000119312521177770/d318382dex104.htm
10.27	Transaction Support Agreement, dated as of July 18, 2022, among the Company, the Agent and the Consenting Creditors (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 19, 2022).	https://www.sec.gov/Archives/edgar/data/923796/000119312522196691/d346175dex101.htm
10.28	Credit Agreement, dated as of August 19, 2022 among The GEO Group, Inc. and GEO Corrections Holdings, Inc., as borrowers, the lenders referred to therein and Alter Domus Products Corp., as administrative agent (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on August 25, 2022).	https://www.sec.gov/Archives/edgar/data/923796/000119312522230195/d392591dex103.htm
10.29	First Lien Pari Passu Intercreditor Agreement, dated as of August 19, 2022 among Alter Domus Products Corp., as exchange credit facility agent for the exchange credit facility secured parties, Alter Domus Products Corp., as existing credit facility agent for the existing credit facility secured parties and each additional senior representative from time to time party thereto, and acknowledged by The GEO Group, Inc. and GEO Corrections Holdings, Inc. as	https://www.sec.gov/Archives/edgar/data/923796/000119312522230195/d392591dex104.htm

	borrowers and the other grantors (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on August 25, 2022).	
10.30	Consultant Agreement, by and between The GEO Group, Inc. and Ann Schlarb, effective February 1, 2023 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 6, 2023).	https://www.sec.gov/Archives/edgar/data/923796/000119312523003674/d416884dex101.htm
10.31	Consultant Agreement, by and between The GEO Group, Inc. and David Venturella, effective February 1, 2023 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 6, 2023).	https://www.sec.gov/Archives/edgar/data/923796/000119312523025645/d135134dex101.htm
10.32	Senior Officer Employment Agreement, by and between The GEO Group, Inc. and Wayne Calabrese, dated February 9, 2023 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 15, 2023).	https://www.sec.gov/Archives/edgar/data/923796/000119312523040224/d419976dex101.htm

21.1	Subsidiaries of the Company*
22.1	List of Guarantor Subsidiaries *
23.1	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm*
31.1	Rule 13a-14(a) Certification in accordance with Section 302 of the Sarbanes-Oxley Act of 2002*
31.2	Rule 13a-14(a) Certification in accordance with Section 302 of the Sarbanes-Oxley Act of 2002*
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

101*	The following financial information from the Company's Annual Report on Form 10-K for the year ended December 31, 2022, formatted in Inline XBRL (Extensible Business Reporting Language) includes: (i) the Consolidated Statements of Operations, (ii) the Consolidated Statements of Comprehensive Income (Loss), (iii) the Consolidated Balance Sheets, (iv) the Consolidated Statements of Cash Flows, (v) the Consolidated Statements of Stockholders' Equity, and (vi) the Notes to the Consolidated Financial Statements. The instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document.
104*	Cover Page Interactive Data Title - the cover page XBRL tags are embedded within the Inline XBRL document.

* Filed herewith.

** Certain portions of these Exhibits have been omitted in accordance with Regulation S-K Item 601 because they are both (i) not material to investors and (ii) the type of information that the Registrant customarily and actually treats as private or confidential and have been marked with ''[***]'' to indicate where omissions have been made. The Registrant agrees to furnish supplementally an unredacted copy of the Exhibit to the SEC upon its request.

† Management contract or compensatory plan, contract or agreement as defined in Item 402 (a)(3) of Regulation S-K.

(P) Paper filing

Item 16. *Form 10-K Summary.*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE GEO GROUP, INC.

/s/   BRIAN R. EVANS
Brian R. Evans
Senior Vice President and Chief Financial Officer

Date: February 27, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ George C. Zoley George C. Zoley	Executive Chairman	February 27, 2023
/s/ Jose Gordo Jose Gordo	Chief Executive Officer and Director (principal executive officer)	February 27, 2023
/s/ Brian R. Evans Brian R. Evans	Senior Vice President and Chief Financial Officer (principal financial officer)	February 27, 2023
/s/ Ronald A. Brack Ronald A. Brack	Executive Vice President, Chief Accounting Officer and Controller (principal accounting officer)	February 27, 2023
/s/ Dr. Thomas Bartzokis Dr. Thomas Bartzokis	Director	February 27, 2023
/s/ Julie M. Wood Julie M. Wood	Director	February 27, 2023
/s/ Anne N. Foreman Anne N. Foreman	Director	February 27, 2023
/s/ Lindsay L. Koren Lindsay L. Koren	Director	February 27, 2023
/s/ Jack Brewer Jack Brewer	Director	February 27, 2023
/s/ Terry Mayotte Terry Mayotte	Director	February 27, 2023
/s/ Andrew Shapiro Andrew Shapiro	Director	February 27, 2023
/s/ Scott M. Kernan Scott M. Kernan	Director	February 27, 2023

THE GEO GROUP, INC.

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended December 31, 2022, 2021 and 2020

Description	Balance at Beginning of Period	Charged to Cost and Expenses	Charged to Other Accounts	Deductions, Actual Charge-Offs	Balance at End of Period
			(In thousands)		
YEAR ENDED DECEMBER 31, 2022:					
Allowance for doubtful accounts	$ 1,155	$ 189	$ 14	$ (549)	$ 809
YEAR ENDED DECEMBER 31, 2021:					
Allowance for doubtful accounts	$ 2,674	$ 63	$ (1,454)	$ (128)	$ 1,155
YEAR ENDED DECEMBER 31, 2020:					
Allowance for doubtful accounts	$ 3,195	$ 621	$ 76	$ (1,218)	$ 2,674

SHAREHOLDER INFORMATION

REGIONAL OFFICES

Eastern Region, USA
John Oliver, Regional Vice President

Central Region, USA
Frank Lara, Regional Vice President

Western Region, USA
Paul Laird, Regional Vice President

INTERNATIONAL OFFICES

GEOAmey, UK

The GEO Group Australia Pty Ltd.
Pieter Bezuidenhout, Managing Director

South African Custodial Management
Lazarus Bahula, Managing Director

EXECUTIVE VICE PRESIDENTS

Ronald A. Brack
Executive Vice President, Chief Accounting Officer and Controller

James Bryan
Executive Vice President, Corporate Counsel

Kenny Cauley
Executive Vice President, Security, Secure Services

John E. Christakis
Chief Medical Officer

Beth A. Crews
Executive Vice President, Corporate Counsel and Assistant Secretary

Daniel Friend
Executive Vice President, Finance and Pricing, BI Incorporated

Fred M. Hamdun
Executive Vice President, Community Solutions

Adam M. Hasner
Executive Vice President, Public Policy

Jennifer L. Houston
Executive Vice President, Proposal Development

Dennis Jesielowski
Chief Technology Officer, BI Incorporated

Lisa Krueger
Executive Vice President, Health Services

Alex Londono
Executive Vice President, Office of Professional Responsibility

Marcel Maier
Executive Vice President, Tax

Shayn P. March
Executive Vice President, Finance and Treasurer

Amber D. Martin
Executive Vice President, Contract Administration

David O. Meehan
Executive Vice President, Partnership Development, GEO Care

Pablo E. Paez
Executive Vice President, Corporate Relations

Daniel H. Ragsdale
Executive Vice President, Contract Compliance

Jose Rosario
Executive Vice President, Chief Information Officer, and Chief Information Security Officer

Scott Schipma
Executive Vice President, Deputy General Counsel

John Sheehan
Executive Vice President, Operations, Secure Services

Larry J. Sherman
Executive Vice President, Finance and Pricing, GEO Care

Kyle P. Schiller
Executive Vice President, Administration, Secure Services and International Services

Derrick D. Schofield
Executive Vice President, Continuum of Care and Reentry Services

Ed A. Stubbs
Excecutive Vice President, Transportation

John Tyrrell
Executive Vice President, Pricing

Jock A. Waldo
Executive Vice President, BI Incorporated

Isabel Yang
Executive Vice President, Chief Operating Officer, BI Incorporated

GEO CARE DIVISIONAL VICE PRESIDENTS

David S. Burch
Divisional Vice President, Continuum of Care and In-Prison Treatment Services

VICE PRESIDENTS

Thomas Arntz
Vice President, Human Resources

Emanuel Barr
Vice President, Community and Government Relations

Danny Boyd
Vice President, Health Services

Bruce P. Brown
Vice President, Real Estate

Juan D. Castillo
Vice President, Health Services

Danna Coapland
Vice President, Finance, BI Incorporated

Henry T. Conforti
Vice President, Monitoring Operations, BI Incorporated

Philip Dugger
Vice President, Risk Management

Evencio Fernandez
Vice President, Software Engineering

Timothy Gibson
Vice President, Design, Secure Services and ISAP

Nelson Hackmaster
Vice President, Staff Development and Emergency Operations

Johanny Handel
Vice President, Compensation and Benefits, Human Resources

Gregor H. Heinrich
Vice President, Construction and Maintenance, Eastern Region

Monica L. Hook
Vice President, Communications, GEO Care

Andrew H. Grossman
Vice President, Contract Administration

Keith Kluttz
Vice President, Office of Professional Responsibility

Latoya Lane
Vice President, Community Care

Enrique Lucero
Vice President, Program Evaluation and Development, Community Solutions

Trina Maso De Moya
Vice President, Fidelity, Quality, and Security Operations, GEO Care

Jeffrey McGee
Vice President, ISAP Services, Community Solutions

Eben Morales
Vice President, Operations, Transportation

Robert M. Murnock
Vice President, Business Development, BI Incorporated

Ron Murtha
Vice President, Construction and Maintenance, Western Region

Ashley Neill
Vice President, Transportation

Suzanne Pelletier
Vice President, Human Resources, BI Incorporated

Ryan Seuradge
Vice President, Contract Compliance

Selwyn Shakir
Vice President, Design, Continuum of Care and ISAP

Anthony Shelton
Vice President, Corporate Counsel, BI Incorporated

John D. Thurston
Vice President, Non-Residential Reentry Services, GEO Care

Doug Wells
Vice President, Construction and Maintenance, Central Region

Spencer Winepol
Vice President, General Liability, Legal Services

Joe Williams
Vice President, Residential Reentry Services, GEO Care

Gregory R. Wilson
Vice President, Internal Operations, BI Incorporated

CORPORATE & SHAREHOLDER INFORMATION

Corporate and shareholder information, as well as a copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained free of charge by contacting Pablo E. Paez, Executive Vice President, Corporate Relations at The GEO Group, Inc., 4955 Technology Way, Boca Raton, Florida 33431 or by visiting the Company's website at **www.geogroup.com.**

Annual Report Design
Audra E. Birt, Graphic Designer, Corporate Relations

Auditors
Grant Thornton, LLP
801 Brickell Avenue, Suite 2450, Miami, FL 33131

Corporate Counsel
Akerman Miami Office
Three Brickell City Centre, 98 Southeast Seventh Street,
Suite 1100, Miami, FL 33131

Transfer Agent and Registrar
Computershare
300 Galleria Parkway, Suite 1020 Atlanta, GA 30339

Phone: 866-210-7619   www.computershare.com/investor

Officer Certification: The certifications of The GEO Group, Inc.'s Chief Executive Officer and Chief Financial Officer, required under section 302 of the Sarbanes-Oxley Act of 2002, have been filed as exhibits to The GEO Group, Inc.'s Annual Report on Form 10-K. In 2022, The GEO Group, Inc.'s Chief Executive Officer submitted the annual certification to the New York Stock Exchange regarding The GEO Group, Inc.'s compliance with the New York Stock Exchange corporate governance listing standards.

Forward-Looking Statements — Safe Harbor
This Annual Report contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. "Forward-looking" statements are any statements that are not based on historical information. Statements other than statements of historical facts included in this report, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are "forward-looking" statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" or "continue" or the negative of such words or variations of such words and similar expressions. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements and we can give no assurance that such forward-looking statements will prove to be correct. Important factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements, or "cautionary statements," include, but are not limited to those factors contained in our filings with the SEC, including, but not limited to, those detailed in the Annual Report on Form 10-K for the year ended December 31, 2022, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K filed with the SEC.

We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.



The GEO Group, Inc. ®

WORLD HEADQUARTERS
4955 Technology Way
Boca Raton, Florida 33431 USA
561.893.0101 866.301.4436
www.geogroup.com